The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities nor is an offer to buy these securities being solicited in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424 (b)(5)

under the Securities Act of 1933

Registration Statement No. 333-159383

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS SUPPLEMENT dated July 6, 2009

(To Prospectus Dated June 26, 2009)

U.S.$

THE STATE TREASURY

of

THE REPUBLIC OF POLAND

Represented by

The Minister of Finance

percent Notes due 20

The Notes will bear interest at the rate of      percent per year. Interest on the Notes is payable on              and              of each year, beginning on             . The Notes will mature on                     , 20    . The Notes are not redeemable prior to maturity. Interest on the Notes will accrue from              2009.

The Notes will rank equally in right of payment with all other unsubordinated obligations of the Republic of Poland and the full faith and credit of the Republic of Poland will be pledged for the due and punctual payment of all principal and interest on the Notes.

The Notes contain provisions regarding future modifications to their terms that differ from those applicable to the Republic of Poland’s outstanding securities which have been previously registered with the U.S. Securities and Exchange Commission other than the 5 1/4 percent Notes due 2014 issued in October 2003 and the 5 percent Notes due 2015 issued in September 2005. These provisions are described on pages 55 to 57 of the accompanying Prospectus. Under these provisions, the Republic of Poland may amend payment and other key provisions of the Notes, including the principal amount and interest rate, with the approval of less than all the holders of the Notes.

Application has been made to list and trade the Notes on the regulated market of the Luxembourg Stock Exchange. In this Prospectus Supplement, references to “regulated market” shall mean a regulated market for the purposes of European Parliament and Council Directive 2004/39/EC.

	Per Note	Total
Public Offering Price	percent	U.S.$
Underwriting Discount	percent	U.S.$
Proceeds to the State Treasury	percent	U.S.$

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters are offering the Notes subject to various conditions. The underwriters expect to deliver the Notes to purchasers on or about             , 2009, through the book-entry facilities of The Depository Trust Company, Euroclear or Clearstream, Luxembourg.

BARCLAYS CAPITAL	CITI	HSBC

July     , 2009

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus. The State Treasury has not authorized anyone to provide you with different information. The State Treasury is not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date on the front of the document.

The Luxembourg Stock Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document and the Prospectus.

The distribution of this Prospectus Supplement and the accompanying Prospectus and the offering of the Notes in certain jurisdictions may be restricted by law. In particular, offers and sales of the Notes are subject to certain restrictions, details of which are set out in “Offering Restrictions” on page S-14.

The State Treasury cannot guarantee that the application to the Luxembourg Stock Exchange will be approved and settlement of the Notes is not conditional upon obtaining this listing.

This Prospectus Supplement and the accompanying Prospectus will be available free of charge at the principal office of Dexia Banque Internationale à Luxembourg, société anonyme, the listing agent.

The State Treasury accepts responsibility for the information contained in this Prospectus Supplement and in the accompanying Prospectus. To the knowledge and belief of the State Treasury (which has taken all reasonable care to ensure that such is the case), the information contained in this Prospectus Supplement and in the accompanying Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

SUMMARY OF THE OFFERING

Issuer	The State Treasury of the Republic of Poland, represented by the Minister of Finance.

Securities Offered	U.S.$ principal amount of percent Notes due 20 (the “Notes”).

Maturity Date	, 20 .

Redemption Basis	At par on maturity.

Ranking	The Notes will rank equally in right of payment with all other unsubordinated obligations of the Republic of Poland and the full faith and credit of the Republic of Poland will be pledged for the due and punctual payment of all principal and interest on the Notes.

Interest Rate	The Notes will bear interest at the rate of percent per annum.

Interest Payment Dates	and of each year commencing for the period commencing from and including , 2009, as described herein.

Markets	The Notes are offered for sale in those jurisdictions both within and outside of the United States where it is legal to make such offers. See “Offering Restrictions”.

Further Issues	The State Treasury reserves the right from time to time without the consent of the holders of the Notes to issue further securities having identical terms and conditions (except for the issue date and public offering price), so that such securities may be consolidated with, form a single series with and increase the aggregate principal amount of, the Notes.

Listing	Application has been made to list the Notes on the regulated market of the Luxembourg Stock Exchange.

Form and Settlement	The Notes will be issued in the form of one or more global notes, or the Global Notes, in fully registered form, without coupons, which will be deposited on or about , 2009, the Closing Date, with Citibank, N.A., London as custodian for, and registered in the name of Cede & Co., as nominee of, The Depository Trust Company, or DTC. Except as described in this Prospectus Supplement, beneficial interests in the Global Notes will be represented through accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the Global Notes either through DTC in the United States or outside of the United States through Euroclear Bank S.A./N.V. or Clearstream Banking, société anonyme, if they are participants in such systems, or indirectly through organizations that are participants in such systems.

Except as described in this Prospectus Supplement, owners of beneficial interests in the Global Notes will not be entitled to have the Notes registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered holders of the Notes under the Notes or the fiscal agency agreement governing the Notes. See “Description of the Notes—Form, Denomination and Registration”. It is expected that delivery of the Notes will be made, against payment therefor in same-day funds, on or about             , 2009.

Withholding Tax	Principal of and interest on the Notes are payable by the State Treasury without withholding or deduction for withholding taxes subject to certain exceptions, including withholding taxes that may be imposed pursuant to a European Union Directive on the taxation of savings, to the extent set forth in this Prospectus Supplement and in the accompanying Prospectus under the heading “Description of the Securities—Payment of Additional Amounts”.

Governing Law	The Notes shall be governed by, and interpreted in accordance with, the laws of the State of New York.

Collective Action Clauses	The Notes will contain provisions regarding voting on amendments, modifications and waivers. These provisions are commonly referred to as collective action clauses and are described more fully on pages 55 to 57 of the accompanying Prospectus. Under these provisions, the State Treasury may amend certain key terms of the Notes, including the maturity date, principal amount, interest rate and other payment terms, with the consent of the holders of at least 75 percent of the aggregate principal amount of the outstanding Notes. These provisions differ from those applicable to the Republic of Poland’s outstanding securities which have been previously registered with the U.S. Securities and Exchange Commission other than the 5 1/4 percent Notes due 2014 issued in October 2003 and the 5 percent Notes due 2015 issued in September 2005.

USE OF PROCEEDS

The net proceeds from the sale of the Notes will be used to finance the Republic of Poland’s State budget borrowing requirements or for general financing purposes. The State Treasury estimates the net proceeds will be approximately U.S.$            .

RECENT DEVELOPMENTS

Effective July 1, 2009, the reserve ratio, applied by the NBP, for other liabilities included in the reserve base was lowered from 3.5 percent to 3.0 percent. See “Monetary and Financial System—Monetary Policy Implementation” in the accompanying Prospectus.

DESCRIPTION OF THE NOTES

The Notes are issued under the Fiscal Agency Agreement, known as the Agency Agreement, dated as of                     , 2009, among the State Treasury, Citibank N.A., London, known as the Fiscal Agent, and Dexia Banque Internationale à Luxembourg, société anonyme, known as the Luxembourg Agent, and, together with the Fiscal Agent, known as the Agents, the form of which has been filed as an exhibit to the Registration Statement under Schedule B declared effective on July 2, 2009.

The following description briefly summarizes some of the provisions of the Notes and the Agency Agreement. You should not assume this summary is complete. You should read the Registration Statement, including the exhibits, and in particular “Description of the Securities” in the accompanying Prospectus.

General

The Notes:

•	Mature on , 20 .

•	Bear interest at a rate of percent per annum.

•	Are to be issued pursuant to the Agency Agreement.

•	Will be issued without coupons in lawful money of the United States of America in denominations of U.S.$1,000 and integral multiples thereof.

•

Will rank at least equally in right of payment with all other unsecured and unsubordinated payment obligations of the Republic of Poland, except for such obligations as may be preferred by mandatory provisions of applicable law. The Republic of Poland will give no preference to one obligation over another on the basis of priority of issue date or currency of payment.

•	Will not be redeemable prior to maturity at the option of the State Treasury or of the registered holders thereof.

•	Will not be subject to any sinking fund provided by the State Treasury for the amortization of the Notes.

At maturity, you will receive 100 percent of the principal amount of your Notes, plus accrued and unpaid interest to the maturity date. The State Treasury may, without the consent of the holders of the Notes, issue additional notes having the same rank and the same interest rate, maturity and other terms as the Notes. Any additional notes, together with the Notes, may constitute a single series of Notes under the Agency Agreement.

Interest:

•

Will be payable on the dates set forth on the cover of this Prospectus Supplement in lawful money of the United States of America to the registered holders of the Notes at the close of business on              and             , as the case may be, prior to the payment date, each a Record Date.

•	Will be calculated on the basis of a 360-day year of twelve 30-day months.

•	Will accrue from , 2009.

•	Payments will begin on .

Fiscal Agent

The Agency Agreement governs the duties of the Agents. The State Treasury may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the Agents.

Citibank N.A., London, is the Fiscal Agent of the Notes under the Agency Agreement.

The Fiscal Agent is an agent of the State Treasury, is not a trustee for the holders of the Notes and does not have the responsibility or duty to act for the holders of the Notes as would a trustee.

Form and Registration

The Notes will be issued in the form of one or more fully registered global notes, or the Global Notes, which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, the Depository or DTC, and registered in the name of Cede & Co., the Depository’s nominee. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depository. Investors may elect to hold interests in the Global Notes in the United States through the Depository or in Europe through Euroclear Bank S.A./N.V., or Euroclear, or Clearstream Banking, société anonyme, or Clearstream, Luxembourg, if they are participants of such systems, or indirectly through organizations which are participants in such systems. Euroclear and Clearstream, Luxembourg will hold interests on behalf of their participants through customers’ securities accounts in Euroclear’s and Clearstream, Luxembourg’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Depository.

The Clearing Systems

The Depository advises that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, or the Exchange Act. The Depository holds securities deposited with it by its participants and facilitates the settlement of transactions among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository’s participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own the Depository. Access to the Depository’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Euroclear advises that the system it operates, the Euroclear System, was created in 1968 to hold securities for its participants, or Euroclear Participants, and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

Securities clearance accounts and cash accounts with Euroclear are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law, collectively, the Euroclear Terms and Conditions. The Euroclear Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from Euroclear and receipts of payments with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. Euroclear acts under the Euroclear Terms and Conditions only on behalf of Euroclear Participants and has no record of or relationship with persons holding through Euroclear Participants.

Distributions with respect to the Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Euroclear Terms and Conditions, to the extent received by Euroclear.

Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depository. Clearstream, Luxembourg holds securities for its participating organizations, or Clearstream Participants, and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depository, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

Distributions with respect to the Notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by Clearstream, Luxembourg.

Title to book-entry interests in the Notes will pass by book-entry registration of the transfer within the records of Euroclear, Clearstream, Luxembourg or DTC, as the case may be, in accordance with their respective procedures. Book-entry interests in the Notes may be transferred within the Euroclear System and within Clearstream, Luxembourg and between Euroclear and Clearstream, Luxembourg in accordance with procedures established for these purposes by Euroclear and Clearstream, Luxembourg. Book-entry interests in the Notes may be transferred within DTC in accordance with procedures established for this purpose by DTC. Transfers of book-entry interests in the Notes between Euroclear and Clearstream, Luxembourg and DTC may be effected in accordance with procedures established for this purpose by Euroclear, Clearstream, Luxembourg and DTC.

Definitive Notes

Individual certificates in respect of the Notes will not be issued in exchange for the Global Notes, except in very limited circumstances. If DTC or each of Euroclear and Clearstream, Luxembourg notifies the State Treasury that it is unwilling or unable to continue as a clearing system in connection with the Global Notes or, in the case of DTC only, DTC ceases to be a clearing agency registered under the Exchange Act and in each case a successor clearing system is not appointed by the State Treasury within 90 days after receiving such notice from Euroclear, Clearstream, Luxembourg or DTC or on becoming aware that DTC is no longer so registered, the State Treasury will issue or cause to be issued individual certificates in registered form on registration of transfer of, or in exchange for, book-entry interests in the Notes represented by such Global Notes upon delivery or such Global Notes for cancellation.

If such certificates are issued and so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange require, the Luxembourg Agent will act as paying agent and transfer agent in Luxembourg and the holders of the Notes will be able to receive payments thereon and effect transfers thereof at the offices of the Luxembourg Agent, 69 route d’Esch, L-2953 Luxembourg. For as long as the Notes are listed on the Luxembourg Stock Exchange and such stock exchange so requires, the State Treasury will publish any changes as to the identity or location of the Luxembourg Agent in a leading daily newspaper in Luxembourg, which is expected to be the d’Wort, or on the website of the Luxembourg Stock Exchange at www.bourse.lu.

Payments on the Global Notes

Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with the Depository’s rules and will be settled in immediately available funds using the Depository’s Same-Day Funds Settlement System. Secondary market trading between Euroclear Participants and/or Clearstream Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Euroclear and Clearstream, Luxembourg and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through the Depository on the one hand, and directly or indirectly through Euroclear Participants or Clearstream Participants on the other, will be effected in the Depository in accordance with the Depository’s rules on behalf of Euroclear or Clearstream, Luxembourg, as applicable; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, Luxembourg, as applicable, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). Euroclear or Clearstream, Luxembourg, as applicable, will, if the transaction meets its settlement requirements, deliver instructions to effect final settlement on its behalf by delivering or receiving Notes in the Depository and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depository. Euroclear Participants and Clearstream Participants may not deliver instructions directly to the Depository.

Because of time-zone differences, credits of Notes received in the Euroclear System or Clearstream, Luxembourg as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the Depository’s settlement date. Such credits or any transactions in such Notes settled during such proceeding will be reported to the relevant Euroclear or Clearstream Participants on such business day. Cash received in Euroclear or Clearstream, Luxembourg as a result of sales of Notes by or through a Euroclear Participant or a Clearstream Participant to a DTC Participant will be received with value on the Depository’s settlement date but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account only as of the business day following settlement in the Depository.

Although the Depository, Euroclear and Clearstream, Luxembourg have agreed to the foregoing procedures in order to facilitate transfers of the Notes among participants of the Depository, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Notices

As long as any Notes are listed and admitted to trading on the regulated market of the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, all notices regarding the Notes shall be published in a leading newspaper of general circulation in Luxembourg, which is expected to be the d’Wort or on the internet site of the Luxembourg Stock Exchange at www.bourse.lu.

Other Terms

For other terms of the Notes, including the negative pledge covenant and events of default, see “Description of the Securities” in the accompanying Prospectus.

TAXATION

Republic of Poland

The Ministry of Finance has issued an Order regarding taxation of debt securities issued by the State Treasury, including the Notes. Pursuant to this Order, if you are a non-resident of the Republic of Poland or a legal entity that has neither its seat nor its management in, nor maintains a permanent establishment in, the Republic of Poland, payments of principal of and interest on the Notes will not be subject to taxation in the Republic of Poland, and no withholding of any Polish tax will be required on any such payments. In addition, if you are a non-resident of the Republic of Poland or a legal entity that has neither its seat nor its management in, nor maintains a permanent establishment in, the Republic of Poland, gains realized by you derived from the sale or exchange of the Notes by you will not be subject to Polish income tax and no Polish stamp duty will apply to transfers of Notes from or to you to or by other such non-Polish holders.

European Union Directive on the Taxation of Savings Income

The European Union has adopted a Directive (2003/48/EC) regarding the taxation of savings income. From 1 July 2005 Member States have been required to provide to the tax authorities of other Member States details of payments of interest or other similar income paid by a person to an individual resident in another Member State except that Austria, Belgium and Luxembourg instead impose a withholding system for a transitional period (unless during such period they elect otherwise). A number of non-EU countries and territories (referred to in that Directive) have adopted equivalent measures from the same date.

United States Federal Income Taxation

In the opinion of White & Case LLP, special tax counsel to the State Treasury, the following is a description of the material U.S. federal income tax consequences of the acquisition, ownership and retirement of Notes by a holder thereof. This description only applies to Notes held as capital assets and does not address, except as set forth below, aspects of U.S. federal income taxation that may be applicable to holders that are subject to special tax rules, such as

•	financial institutions,

•	insurance companies,

•	real estate investment trusts,

•	regulated investment companies,

•	grantor trusts,

•	tax-exempt organizations,

•	certain former citizens or residents of the United States,

•	dealers or traders in securities or currencies, or

•

those who hold a Note as part of a position in a straddle or as part of a hedging, conversion or integrated transaction for U.S. federal income tax purposes or have a functional currency other than the U.S. dollar.

Moreover, this description does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the acquisition, ownership or retirement of Notes and does not address the U.S. federal income tax treatment of holders that do not acquire Notes as part of the initial distribution at their initial issue price. Each prospective purchaser should consult its tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, holding and disposing of Notes.

This description is based on the Internal Revenue Code of 1986, as amended, existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions and the U.S.-Poland income tax convention, each as available and in effect on the date hereof. All of the foregoing are subject to change, possibly with retroactive effect, or differing interpretations which could affect the tax consequences described herein.

For purposes of this description, a U.S. Holder is a beneficial owner of Notes who for U.S. federal income tax purposes is

•	a citizen or resident of the United States

•

a corporation (or offer entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any State thereof, including the District of Columbia

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source or

•

a trust (1) that validly elects to be treated as a United States person for U.S. federal income tax purposes or (2)(a) over the administration of which a U.S. court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control.

A Non-U.S. Holder is a beneficial owner of Notes other than a U.S. Holder and a partnership (or offer entity that is treated as a partnership for U.S. federal income tax purposes).

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds the Notes, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such partner or partnership should consult its own tax advisor as to its consequences.

Interest

If you are a U.S. Holder, interest paid to you on a Note, including any additional amounts, will be includible in your gross income as ordinary interest income in accordance with your usual method of tax accounting. In addition, interest on the Notes will be treated as foreign source income for your U.S. federal income tax purposes. For U.S. foreign tax credit limitation purposes, interest on the Notes generally will constitute passive category income, or, in the case of certain U.S. Holders, general category income.

Subject to the discussion below under the caption “U.S. Backup Withholding Tax and Information Reporting” if you are a Non-U.S. Holder, payments to you of interest on a Note generally will not be subject to U.S. federal income tax unless the income is effectively connected with your conduct of a trade or business in the United States.

Sale, Exchange or Retirement

If you are a U.S. Holder, upon the sale, exchange or retirement of a Note you will recognize taxable gain or loss equal to the difference, if any, between the amount realized on the sale, exchange or retirement, other than accrued but unpaid interest which will be taxable as such, and your adjusted tax basis in the Note. Your adjusted tax basis in a Note generally will equal the cost of the Note to you. Any such gain or loss will be capital gain or loss. If you are a noncorporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to the gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if your holding period for the Notes exceeds one year. Any gain or loss realized on the sale, exchange or retirement of a Note generally will be treated as U.S. source gain or loss, as the case may be. The deductibility of capital losses is subject to limitations.

Subject to the discussion below under the caption “U.S. Backup Withholding Tax and Information Reporting” if you are a Non-U.S. Holder, any gain realized by you upon the sale, exchange or retirement of a Note, other than accrued but unpaid interest which will be subject to the rules discussed above under the caption “Interest”, generally will not be subject to U.S. federal income tax, unless

•	the gain is effectively connected with your conduct of a trade or business in the United States or

•	if you are an individual Non-U.S. Holder, you are present in the United States for 183 days or more in the taxable year of the sale, exchange or retirement and certain other conditions are met.

Information Reporting and U.S. Backup Withholding Tax

Information reporting requirements and backup withholding tax apply to certain payments of principal of, and interest on, an obligation and proceeds of the sale or redemption of an obligation, to certain noncorporate holders of Notes that are United States persons. The payor will be required to make an information report with respect to payments within the United States, or by a U.S. payor or U.S. intermediary, on a Note to a holder of a Note that is a United States person, other than an exempt recipient, such as a corporation. In addition, the payor will be required to withhold backup withholding tax with respect to payments within the United States, or by a U.S. payor or U.S. intermediary, on a Note to a holder of a Note that is a United States person, other than an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding requirements. Payments within the United States of principal and interest to a holder of a Note that is not a United States person will not be subject to backup withholding tax and information reporting requirements if an appropriate certification is provided by the holder to the payor and the payor does not have actual knowledge or a reason to know that the certificate is incorrect. The backup withholding tax rate is 28 percent for years through 2010. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will generally be allowed as a refund or credit against your U.S. federal income tax liability as long as you provide the required information to the Internal Revenue Service.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the ownership of Notes. Prospective purchasers of Notes should consult their own tax advisors concerning the tax consequences of their particular situations.

UNDERWRITING

Under the terms and subject to the conditions stated in the Underwriting Agreement dated the date of this Prospectus Supplement each Underwriter named below has severally agreed to purchase, and the State Treasury has agreed to sell to each Underwriter, the principal amount of Notes set forth opposite the Underwriter’s name in the table below at a discount from the price indicated on the cover page of this Prospectus Supplement.

Underwriter	Principal Amount
Barclays Capital Inc.	U.S.$
Citigroup Global Markets Inc.
HSBC Bank plc

Total	U.S.$

The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Notes are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to purchase all the Notes if they purchase any of the Notes.

The Underwriters initially propose to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and may offer some of the Notes to dealers at that price less a concession not in excess of     percent of the principal amount of the Notes. The Underwriters may allow, and the dealers may reallow, a discount not in excess of     percent of the principal amount of the Notes to other dealers. After the initial offering of the Notes to the public, the public offering price and other selling terms may from time to time be varied by the Underwriters.

Application has been made to list and trade the Notes on the regulated market of the Luxembourg Stock Exchange. The State Treasury cannot guarantee that the application to the Luxembourg Stock Exchange will be approved and settlement of the Notes is not conditional upon obtaining the listing. The State Treasury has been advised by the Underwriters that they intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters, however, are not obligated to make a market in the Notes and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The Notes are offered for sale in the United States and elsewhere where such offer and sale are permitted.

Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the public offering price set forth on the cover page of this Prospectus Supplement.

The State Treasury estimates that its share of the total expenses of the offering of the Notes, excluding underwriting discounts and commissions, will be approximately U.S.$            .

In connection with the offering, the Underwriters are permitted to engage in transactions to stabilize the market price of the Notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the Notes. If the Underwriters create a short position in the Notes in connection with the offering, i.e., if they sell more Notes than are on the cover page of the prospectus, the Underwriters may reduce that short position by purchasing Notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could case the price of the security to be higher than it might be in the absence of such purchases.

Neither the State Treasury nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the State Treasury nor any of the Underwriters makes any representation that the Underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

In the ordinary course of their respective businesses, the Underwriters and their affiliates have in the past and may in the future engage in investment banking and commercial banking transactions with the Republic of Poland.

The State Treasury has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect of any of those liabilities.

OFFERING RESTRICTIONS

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each of the Underwriters has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Notes which has been approved by he competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in the Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; and or

(b)	to investors who acquire Notes for a total consideration of at least €50,000 (or its equivalent in any other currencies) per investor, for each separate offer; and/or

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer.

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

For the purposes of this provision, an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each of the Underwriters has represented, warranted and agreed that: (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the State Treasury of the Republic of Poland; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Hong Kong

The Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement has not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each syndicate member acknowledges that the Notes may not be offered or sold, or be made the subject of an invitation for subscription or purchase, nor may the prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes to be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”) (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

GENERAL INFORMATION

Listing and Clearance

Application has been made to list and trade the Notes on the regulated market of the Luxembourg Stock Exchange. Copies of this Prospectus Supplement, the accompanying Prospectus and the Agency Agreement, so long as any of the Notes are outstanding, will be made available free of charge at the main office of the listing agent. So long as the Notes remain in global form, the listing agent will act as intermediary between the Luxembourg Stock Exchange and the Republic of Poland and the holders of the Notes.

The Notes have been assigned Common Code No.            , International Security Identification No. (ISIN)              and CUSIP No.            .

Authorization

The terms of the Notes have been approved by the Minister of Finance of the Republic of Poland on July     , 2009 acting on behalf of the State Treasury of the Republic of Poland pursuant to the order of the Minister of Finance of June 26, 2006 and the letters of issue      of the Minister of Finance dated     .

Paying Agent

Dexia Banque Internationale à Luxembourg, société anonyme has been appointed by the State Treasury as the Luxembourg Agent with respect to the Notes.

The Notes will be issued under the Fiscal Agency Agreement, known as the Agency Agreement, dated as of July     , 2009, among the State Treasury, Citibank N.A., London, known as the Fiscal Agent, and Dexia Banque Internationale à Luxembourg, société anonyme, known as the Luxembourg Agent, and, together with the Fiscal Agent, known as the Agents, the form of which has been filed as an exhibit to the Registration Statement, as amended by Amendment No. 1 to the Registration Statement, under Schedule B declared effective on July 2, 2009.

Documents

Copies of the following documents are available for inspection at the specified office of the Luxembourg Agent:

•	an English translation of the Republic of Poland’s Budget Act 2009; and

•	the Agency Agreement executed by the State Treasury, Citibank N.A., London and Dexia Banque Internationale à Luxembourg, société anonyme.

Litigation

Except as disclosed or incorporated by reference in this Prospectus Supplement or in the accompanying Prospectus, the State Treasury is not involved in any litigation or arbitration proceedings which are material in the context of the issue of the Notes nor so far as it is aware are any such proceedings pending or threatened.

Material Adverse Change

Except as disclosed or incorporated by reference in this Prospectus Supplement or in the accompanying Prospectus, there has been no adverse change in the financial condition of the Republic of Poland which is material in the context of the issue of the Notes.

Freely Transferable

In accordance with the Rules and Regulations of the Luxembourg Stock Exchange, no transaction, once effected on such stock exchange, may be canceled.

Where You Can Find More Information

So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the exchange so require, copies of the Agency Agreement, the Underwriting Agreement and the Notes may be inspected at the registered office of the Luxembourg Agent.

Forms of these documents have been filed with the SEC and are available to the public over the internet at the SEC’s website at www.sec.gov. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. The prospectus supplement and the accompanying prospectus, including the documents containing the information incorporated by reference, if any, will also be published on the website of the Luxembourg Stock Exchange, http://www.bourse.lu. You may also obtain a copy of all such documents free of charge at the office of the Luxembourg Agent.

LEGAL MATTERS

Certain legal matters with respect to the Notes will be passed upon on behalf of the Republic of Poland by or on behalf of the Director of the Legal Department at the Ministry of Finance, Warsaw, Poland, by White & Case LLP, special United States counsel for the State Treasury, and by White & Case W. Daniłowicz, W. Jurcewicz i Wspólnicy—Kancelaria Prawna Spółka Komandytowa, Polish counsel for the State Treasury. Certain legal matters will be passed upon for the Underwriters by Cravath, Swaine & Moore LLP, special United States counsel for the Underwriters. All statements with respect to matters of Polish law included in this Prospectus Supplement or the accompanying Prospectus have been passed upon by the Director of the Legal Department of the Ministry of Finance and are made upon his authority.

OFFICIAL STATEMENTS AND DOCUMENTS

Information included herein which is identified as being derived from a publication of, or supplied by, the Republic of Poland or one of its agencies or instrumentalities is included herein on the authority of such publication as a public official document of the Republic of Poland. All other information herein other than included under the captions “Underwriting” and “Offering Restrictions” herein, is included as a public official statement made on the authority of Jan Vincent-Rostowski, Minister of Finance, Ministry of Finance, Republic of Poland.

PROSPECTUS

THE STATE TREASURY

of

THE REPUBLIC OF POLAND

Represented by

The Minister of Finance

Debt Securities

The State Treasury of the Republic of Poland may offer up to U.S.$4,000,000,000 of its debt securities for sale from time to time based on information contained in this prospectus and various prospectus supplements. The securities will be unconditional, unsecured and general obligations of the Republic of Poland. The securities will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Republic of Poland and will be backed by the full faith and credit of the Republic of Poland.

The State Treasury of the Republic of Poland will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to make offers or sales of securities unless accompanied by a supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

June 26, 2009

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that the State Treasury of the Republic of Poland, known as the State Treasury, filed with the Securities and Exchange Commission, or the SEC, under a “shelf” registration process. Under this shelf registration process, the State Treasury may sell, from time to time, any of the debt securities described in this prospectus in one or more offerings up to a total U.S. dollar equivalent amount of U.S.$4,000,000,000. This prospectus provides you with basic information about the Republic of Poland, or Poland, and a general description of the debt securities the State Treasury may offer. Each time the State Treasury sells debt securities under this shelf registration process, it will provide a prospectus supplement that will contain updated information about Poland, if necessary, and specific information about the terms of that offering. Before you invest, you should read both this prospectus and any prospectus supplement. References herein to the prospectus are also to the relevant prospectus supplement.

Any information in this prospectus may be updated or changed in a prospectus supplement, in which case the more recent information will apply.

All references to “U.S. dollars” or “U.S.$” in this prospectus are to United States dollars, all references to “złoty” or “PLN” are to Polish złoty, all references to “€” are to the euro, the currency of the adopting member states of the European Union, or the EU. All currency conversions in this prospectus are at the National Bank of Poland’s official middle rate of exchange on a particular date or calculated at the average of the middle rates of exchange for a particular period. For your convenience, the State Treasury has converted certain amounts from złoty into U.S. dollars at the average exchange rate for each relevant period or the exchange rate in effect on a given date. The following table sets forth the złoty to U.S. dollar, the złoty to euro and the euro to U.S. dollar exchange rates for the last day of the periods indicated and the average exchange rates during the periods indicated.

	2004	2005	2006	2007	2008
	(PLN per U.S.$)(1)
Year end	2.9904	3.2613	2.9105	2.4350	2.9618
Average for year	3.6540	3.2348	3.1025	2.7667	2.4092
	(PLN per €)(1)
Year end	4.0790	3.8598	3.8312	3.5820	4.1724
Average for year	4.5340	4.0254	3.8951	3.7829	3.5166
	(€ per U.S.$)(2)
Year end	1.3538	1.1842	1.3197	1.4603	1.3919
Average for year	1.2438	1.2448	1.2563	1.3704	1.4725

(1)	Source: National Bank of Poland
(2)	Source: Federal Reserve Bank of New York

For information on the convertibility of the złoty, see “Monetary and Financial System—Exchange Rate Policy”.

Totals in certain tables in this prospectus may differ from the sum of the individual items in such tables due to rounding. In addition, certain figures contained in this prospectus are estimates prepared in accordance with procedures customarily used in Poland for the reporting of data. Certain other figures are preliminary in nature. In each case, the actual figures may vary from the estimated or preliminary figures set forth in this prospectus.

Unless otherwise stated, all references to increases or decreases in gross domestic product, or GDP, are to increases or decreases in real GDP, that is, to increases or decreases in nominal GDP adjusted to reflect the rate of inflation over the relevant period. References to the inflation rate are, unless otherwise stated, to the annual percentage change calculated by comparing the consumer price index, or CPI, of a specific month against the index for the same month in the immediately preceding year.

This prospectus includes forward-looking statements. All statements other than statements of historical fact included in this prospectus regarding, among other things, Poland’s economy, fiscal condition, politics, debt or prospects may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “project”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “could”, “should”, “would” or the like. Although the State Treasury believes that expectations reflected in its forward-looking statements are reasonable at this time, there can be no assurance that such expectations will prove to have been correct. The State Treasury undertakes no obligation to update the forward-looking statements contained in this prospectus or any other forward-looking statement it may make.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. You should not assume that the information contained in this prospectus is accurate as at any date other than the date of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any of our Securities in any jurisdiction in which such offer or solicitation would be unlawful.

Poland’s internet address is http://www.poland.pl and the Ministry of Finance’s internet address is http://www.mofnet.gov.pl. The information contained on or accessible from our websites does not constitute a part of this prospectus and is not incorporated by reference herein.

USE OF PROCEEDS

Unless otherwise indicated in the relevant prospectus supplement, the net proceeds from the sale of securities will be used to finance Poland’s State budget borrowing requirements or for general financing purposes. See “Public Finance”.

THE REPUBLIC OF POLAND

Overview

Poland is one of the largest countries in Central Europe with a total territory (comprising land area, internal waters and territorial sea) of 322,575 square kilometers. Situated on the Baltic Sea, Poland has a coastline of 770 kilometers and is bordered by Germany, the Czech Republic, the Slovak Republic, Ukraine, Belarus, Lithuania and the Russian Federation. Poland’s terrain is comprised largely of lowlands traversed by its main river, the Vistula, with lakes, rivers and marshes across the northern and central regions, and several mountain ranges, including the Tatras, in the south. Poland has more than 90,000 square kilometers of forest (approximately 30.1 percent of Poland’s total land area) and 140,000 square kilometers of arable land (approximately 44.1 percent of Poland’s total territory).

With a population of approximately 38.1 million, Poland is also one of the most populated countries in Central Europe. Population density is estimated at approximately 122 persons per square kilometer, with approximately 61.1 percent of the population living in urban areas. Warsaw, the capital of Poland and its largest city, has an estimated population of 1.7 million. Sixteen other urban centers each have populations in excess of 200,000.

Poland is an ethnically and religiously homogeneous country. Approximately 98.0 percent of the population is ethnically Polish and speaks Polish. Germans constitute the largest minority group, numbering approximately 153,000 persons concentrated principally in Silesia. Smaller ethnic and national groups have cultural ties to neighboring states such as Belarus, Ukraine and Lithuania. It is estimated that approximately 93.0 percent of the population is Roman Catholic.

Constitution, Government and Political Parties

Background

After being partitioned by Russia, Prussia and the Austro-Hungarian Empire from the late eighteenth century to the early twentieth century, Poland re-emerged as an independent and democratic State after World War I. In September 1939, the German and Soviet invasions of Poland commenced six years of military, social and economic devastation. At the conclusion of World War II, the Yalta and Potsdam Agreements resulted in the subordination of Poland to the Soviet Union.

For the next 45 years, the Communist Party dominated the Government. Government policy during this period was guided by a program of nationalization of industry, expropriation of large private landholdings, central planning of the economy and the suppression of political dissent. In 1952, Poland adopted a constitution that institutionalized a Stalinist system of de facto one-party rule by the Communist Party. Political and economic crises occurred in the 1950s, 1960s and 1970s.

Solidarity, the first independent trade union in the Soviet bloc, was formed in 1980 and soon consolidated the growing popular discontent with the Communist government. On December 13, 1981, in response to the threat of general country-wide strikes, the Government declared martial law and outlawed Solidarity. Martial law continued for 18 months until July 1983. In the following years, the Government attempted to implement incremental political liberalization (although Solidarity remained banned) and economic austerity, but the economy continued to falter.

In April 1989, the Communist Government and the democratic opposition led by Solidarity agreed to a power sharing arrangement and competitive elections to a bicameral parliament. In June 1989, the overwhelming victory of Solidarity candidates in elections for available seats in the Parliament signalled the end of the political monopoly of the Communist Party. In May 1990, local elections were held in which Solidarity achieved a similar victory. In November 1990, the first free national election for President in the post-World War II era resulted in the election of Lech Walesa, who had played an historic role in the formation and leadership of Solidarity. In October 1991, the first free election for the entire Parliament was held. The last Russian troops, units of which had been stationed in Poland since the end of World War II, were withdrawn in 1993.

The Constitution and Political System

Under the Constitution adopted in 1997, a bicameral Parliament (comprising an upper chamber, known as the Senate, and a lower chamber, known as the Sejm) is elected for a four-year term in general elections. The Sejm consists of 460 members and the Senate consists of 100 members. Generally, electoral rules for the Sejm stipulate that a minimum of five percent share of the popular vote must be gained by a party (eight percent for party coalitions) to gain seats. All legislation must be approved by the Sejm and the Senate, and signed by the President. In addition, the Sejm has the power to overrule the Senate by an absolute majority vote and to overrule the President by a 60.0 percent majority vote comprising of at least half the total number of deputies. The President, with the approval of the Senate, or the Sejm, may call a referendum on matters of fundamental importance to the country.

Under the Constitution, fascist, communist and racist political parties are banned. The Constitution also establishes the independence of the National Bank of Poland, or NBP, Poland’s central bank, which is charged with the responsibility of maintaining the value of the national currency, the Polish złoty. The Constitution also grants the NBP the exclusive power of setting and implementing monetary policy. Under the Constitution, the Government is prohibited from incurring loans or issuing guarantees or sureties if, as a result, public debt would exceed 60.0 percent of GDP. There are also certain budget-related requirements that apply if public debt exceeds 50.0 percent of GDP. See “Public Debt—Debt Management”. Moreover, since 1999, under the Constitution a budget act may not provide for the financing of the budget deficit by the NBP. These limitations are intended to safeguard the fiscal health of the economy.

Under the Constitution, the President is elected by direct vote for a five-year term and may be re-elected only once. Presidential powers include the right to initiate legislation, to veto legislative acts and, in certain instances, to dissolve Parliament. The President’s power to dissolve Parliament is limited to instances where the Sejm fails to present the annual budget act for the President’s signature within four months of receipt thereof from the Government, or where the Sejm fails to pass a vote of confidence in the Government following attempts to nominate a government in the manner provided for in the Constitution. The President commands the armed forces, represents the State in its foreign relations, appoints the judges of the Supreme Court and nominates the Prime Minister as well as the president of the NBP, subject to approval by the Parliament.

The Prime Minister is the head of the Council of Ministers and is responsible for forming the Government, which must then receive a vote of confidence from the Sejm.

Poland is divided into 16 provinces, known as voivodships. Each voivodship is represented by a provincial governor, or voivode, appointed by the Government, who represents the Government at the voivodship level. There are three levels of independent territorial self-government: voivodships, poviats and gminas. There are 16 voivodships at the top level (where self-governing authorities are located alongside government-appointed voivods), 314 counties as poviats at the intermediate level and 65 cities with poviat status and 2,478 basic units of locally-elected governments, known as gminas. Self-governing authorities are elected by popular vote. All of the self-governing entities are financially autonomous and independent of each other and of the Government. The Prime Minister may limit their activities only to the extent that their actions conflict with national law. The self-governing entities are financed by a share of national taxes and by their own revenues, such as local taxes and fees. The gminas are entitled under the Constitution to exercise powers that are not designated as powers of other public authorities.

Judicial authority is vested in the Supreme Court and appellate, regional and district courts. A separate Constitutional Tribunal has jurisdiction over all matters relating to constitutional matters.

Current Government and Politics

The most recent presidential elections were held in October 2005. Lech Kaczyński of the Law and Justice (PiS) party received the most votes, with 54.0 percent of the vote in the final round of election, beating Donald Tusk of the Civic Platform (PO) party who received 46.0 percent of the vote. Mr. Kaczyński assumed the office of President on December 23, 2005.

The most recent Parliamentary elections were held on October 21, 2007. Following these elections the Civic Platform (PO) party received 41.5 percent of the vote, the Law and Justice (PiS) party received 32.1 percent of the vote, the Left (Lewica) party received 13.2 percent of the vote and the Polish People’s Party (PSL) received 8.9 percent of the vote. The Samoobrona “Self-Defence” party and the Polish Families League (LPR) did not reach the threshold level of votes required for entry of a political party to the Parliament.

The Civic Platform and the Polish People’s Party have formed a governing coalition. As a result, Mr. Tusk became the Prime Minister and Waldemar Pawlak, a leader in the Polish People’s Party, became the Deputy

Prime Minister. Representatives of the Civic Platform have been appointed as head of most government ministries with the exception of the Ministry of Economy, the Ministry of Agriculture and Rural Development and the Ministry of Labour and Social Policy, which are headed by representatives of the Polish People’s Party.

The following table shows a breakdown of the distribution of seats in the Sejm (by party) and the Senate (by caucus) as at April 24, 2009:

Sejm	Seats
Civic Platform (PO)	208
Law and Justice (PiS)	152
Left (Lewica)	44
Polish People’s Party (PSL)	31
Poland XXI	6
SDPL-Nowa Lewica (SDPL-NL)	5
Demokratyczne Koto Poselskie (DKP)	3
Unaffiliated	11

Total	460

Senate	Seats
Civic Platform (PO)	57
Law and Justice (PiS)	38
Unaffiliated	5

Total	100

The most recent local elections were held in November 2006 with votes spread between local committees and main political parties.

The next Parliamentary elections are expected to be held in 2011. Local elections and the next Presidential election are scheduled for 2010.

International Relations

Poland is a founding member of the United Nations, belongs to most international organizations and maintains diplomatic relations with 182 countries. In 1967, Poland joined the General Agreement on Tariffs and Trade, or GATT, and is a member of the World Trade Organization, or WTO, the successor to GATT. In 1986, Poland rejoined the International Bank for Reconstruction and Development, known as the World Bank, and the International Monetary Fund, or IMF, having withdrawn its original memberships in 1950. Poland is also a member of the International Finance Corporation and was a founding member of the European Bank for Reconstruction and Development, or EBRD. In 1996, Poland was accepted for full membership in the Organization for Economic Cooperation and Development, or OECD. Poland is also a member of the International Development Association, or IDA, the Council of Europe Development Bank, or CEB, and the European Investment Bank, or EIB.

In November 1992, Poland signed an agreement on free trade with the member countries of the European Free Trade Association, or EFTA. By 2001, in accordance with the terms of this agreement, Poland had removed tariff barriers for almost all industrial goods from EFTA countries.

On March 12, 1999, Poland became a member of the North Atlantic Treaty Organization.

European Union Membership

In December 1991, Poland signed a “Europe Agreement” with the European Community, now the European Union, or the EU, establishing a trade and political association between Poland and the EU. The Europe Agreement became fully effective in 1994, and on April 8, 1994, Poland submitted a formal application for full EU membership.

The accession negotiations between Poland and the EU lasted for more than four years, having been officially launched on March 31, 1998 and finalized at the Copenhagen summit on December 13, 2002. In accordance with the timetable drawn up at the Copenhagen summit in December 2002, Poland and nine other candidate countries signed the Accession Treaty with the European Union, or the Accession Treaty, on April 16, 2003 in Athens. The Accession Treaty was ratified by all EU members and candidate countries and came into force on May 1, 2004.

For the purpose of European elections, Poland is subdivided into constituencies, in the same way as the United Kingdom, Ireland, Italy, France and Belgium. Unlike those countries, the number of seats in each subconstituency is not decided until after the election. Poland therefore is sometimes treated as a single constituency for reporting purposes. After the European Parliamentary elections of 2009, Poland had 50 members of the European Parliament. As in the Polish Parliament, the Civic Platform and the Law and Justice party will hold a substantial portion of the Polish seats in the European Parliament, 25 seats and 15 seats respectively.

As membership in the European Economic and Monetary Union and the adoption of the single currency are both required by the Accession Treaty and have been set as objectives of the Polish government, Poland is continuing a dialogue with the EU on these matters. As a member state, Poland is subject to multilateral surveillance by the EU’s Council. Poland is obliged to prepare an annual Convergence Program covering fiscal policy, Poland’s main assumptions underlying its economic outlook and an assessment of economic policy measures and their budgetary impact. This information must cover the current and previous year and include forecasts for at least the next three years.

One of the most important issues for the first years of Poland’s membership of the EU has been to implement effectively projects financed by the EU in accordance with the Accession Treaty. This is in line with the principle of European solidarity, which aims to help less developed EU countries bridge the gap in their economic and social development vis-a-vis the more affluent member states.

Polish membership in the European Union resulted in a major inflow of EU funds and between May 2004 and April 2009, the inflow of EU resources into Poland was approximately €31 billion (mostly from structural funds and payments under the Common Agricultural Policy). Conversely, Poland only made approximately €13.9 billion of “Own Resources” payments to the EU. The net inflow of EU resources is projected to rise in 2009 and in subsequent years mainly because of the progress in implementation of the operational programs of the EU’s Cohesion Policy between 2007 and 2013. EU funds are expected to provide additional support for the Polish economy.

The following table sets forth information relating to the inflow of EU funds for the periods indicated.

	Inflow of EU Funds
	2004 (May – December)	2005	2006	2007	2008
	(in millions of €)
Pre-accession Funds	483.0	672.2	222.3	856.0	34.7
Cohesion Policy	1,050.1	1,004.6	2,145.7	4,740.6	5,169.8
Common Agricultural Policy	297.4	1,542.1	2,154.1	2,553.3	2,031.2
Transition Facility	-	10.3	25.6	33.7	16.8
Cash Flow Facility Instrument	490.3	612.0	514.3	-	-
Schengen Facility	103.4	103.9	106.7	-	-
Other Funds	53.4	73.0	100.2	77.3	139.5
Migratory Funds	-	-	-	-	4.5

Total	2,477.6	4,018.1	5,268.8	7,405.9	7,396.4

The following table sets forth information relating to the use of EU funds for the period between May 2004 and April 2009.

(in millions of €)
Current expenditures	16,703.7
Capital expenditures	14,329.0

Total	31,032.7

The following table sets forth certain information with respect to projected inflow of EU funds for the periods indicated. The information set forth below are projections based on the current EU budget and are not legal commitments on behalf of the EU to provide the funds described below. See “About this Prospectus” for further information with respect to forward-looking statements.

	Projected Future Inflows of EU Funds
	2009	2010	2011	2012
	(in millions of €)
Common Agricultural Policy	2,981.3	3,828.8	4,176.4	4,319.6
Cohesion Policy	181.0	-	1.4	428.4
Financial Framework	5,519.7	5,984.1	8,110.7	10,163.2
Cohesion Fund	1,070.0	656.0	789.0	-

Total	9,752.0	10,468.9	13,077.6	14,911.1

The following tables set forth certain information with respect to “Own Resources” payments to the EU for the periods indicated.

	May 2004 – April 2009	January – April 2009	April 2009
	(in millions of €)
Payments related to Gross National Income	8,941.7	925.1	184.4
Payments related to VAT	2,324.8	311.4	51.7
Traditional Own Resources Payments	1,528.2	119.8	27.5
Payments related to the UK correction	1,145.5	151.6	25.2

Total	13,940.1	1,507.9	288.8

	2004	2005	2006	2007	2008	2009 (through April)
	(in millions of €)
Own Resources Payments	1,319.0	2,379.4	2,552.4	2,779.3	3,402.1	1,507.9

THE ECONOMY

Recent Trends in the Economy

On January 1, 1990, the first post-Communist Government introduced an economic reform program known as the “Economic Transformation Program” or the “Balcerowicz Plan”, named after the first post-Communist Deputy Prime Minister and Minister of Finance, Leszek Balcerowicz. This radical economic reform program was designed to stabilize the economy and promote structural reforms. Key elements included drastic reductions in state subsidies to state enterprises, elimination of many price controls, introduction of partial convertibility of the złoty and opening the economy to external competition.

After the implementation of the Balcerowicz Plan and throughout the mid-1990s, Poland’s average Gross Domestic Product, or GDP, growth rate exceeded 5.0 percent. In 2008, GDP growth was 4.9 percent. See “—Trends in Gross Domestic Product”.

Between 1999 and mid-2000, Poland experienced a period of volatile inflation rates, with inflation reaching a peak year-on-year Consumer Price Index, or CPI, rate of 11.6 percent in July 2000. However, since then, inflationary pressure has eased. Restrictive monetary policy and low domestic demand between 2001 and 2003 resulted in a continued decrease in CPI inflation. In 2004, the inflation rate rose steadily due to high food prices and increases in VAT and transport prices (especially fuel prices). Since the beginning of 2005 the annual inflation rate steadily decreased to 0.4 percent (0.6 percent annual average) in March 2006. Since then it has increased to 1.4 percent in December 2006 (1.0 percent annual average), 2.5 percent in March 2007 and 4.0 percent in December 2007 (2.5 percent annual average). The annual inflation rate increased to 4.1 percent in March 2008 and decreased to 3.3 percent in December 2008 (4.2 percent annual average). In March 2009 the annual inflation rate increased to 3.6 percent. See “—Inflation and Wages— Inflation”.

The post-Communist reforms have resulted in deep structural changes in the economy, the most significant being the development of the private sector. Prior to 1990, private sector goods and services accounted for less than one quarter of total GDP and were largely concentrated in agriculture, services and small-scale manufacturing. Since then, the private sector has grown substantially and its contribution to production and employment has significantly increased, due to the growth of newly-established private enterprises and the privatization of State-owned assets and enterprises. In the fourth quarter of 2008, 73.1 percent of the Polish workforce was employed in the private sector compared to 72.3 percent in the fourth quarter of 2007.

In January 2009, the Government approved the “Plan for Stability and Development 2009-2010” in an attempt to stabilize the financial system, ensure economic growth and address the global financial crisis. In an effort to stabilize the financial system, the Government introduced guarantee programs for both deposits and interbank loans and established a financial stability committee. The financial stability committee is composed of the Minister of Finance and the presidents of the PFSA and the NBP and provides for the exchange of information and the coordination of actions taken to maintain the stability of the Polish financial system. In addition, the NBP introduced a “trust package” designed to increase the Polish banking system’s liquidity. In an effort to promote economic growth, a tax rate reduction was introduced and steps were taken to eliminate obstacles for investments co-financed with EU funds. In an effort to address the global financial crisis, the limit on assurances and guarantees of the State Treasury available to financial institutions was raised to PLN 40 billion and a bill was drafted and later passed allowing for the recapitalization of financial institutions by the State Treasury. In March 2009, Poland increased the capital of Poland’s state-owned Bank Gospodarstwa Krajowego for purposes of providing new loans to small and medium-sized companies. The Government has recently established an addtional initiative to stimulate the Polish economy, under which the Industrial Development Agency SA may provide support in connection with access to financing to medium and large enterprises in any sector, but with a particular emphasis on providing support to the defense sector.

The primary objectives of Poland’s National Development Plan 2007-2013 is to put the economy on a path of high and sustainable growth, through improved competitiveness of firms and regions, to contribute to the recovery of employment, and promote strong social cohesion.

Trends in Gross Domestic Product

In 2004, GDP growth amounted to 5.3 percent. In Poland, GDP is generally used as an economic index rather than gross national income. In 2005, GDP growth decreased to 3.6 percent. GDP growth amounted to 6.2 percent in 2006, 6.8 percent in 2007 and 4.9 percent in 2008.

The following table sets out information relating to nominal and real GDP for the years indicated.

	2004	2005	2006	2007	2008(1)
Nominal GDP (in PLN billions)	924.5	9,833	1,060.0	1,176.7	1271.7
U.S.$ equivalent (in billions)	253.0	304.0	341.7	424.8	527.9
Real GDP growth (%)	5.3	3.6	6.2	6.8	4.9
Nominal per capita GDP (in PLN)	24,215	25,767	27,799	30,873	33,364
U.S.$ equivalent	6,627	7,966	8,960	11,144.7	13,848.6
% change (year-on-year)	16.8	20.2	12.5	24.4	24.3
złoty/U.S.$ exchange rate (average)	3.6540	3.2348	3.1025	2.7667	2.4092
% change (year-on-year)	(6.0)	(11.5)	(4.1)	(10.8)	(12.9)

(1)	Preliminary data

Source: Central Statistical Office, NBP

In 2004, Poland’s economic situation showed a marked improvement after a two-and-a-half year slowdown. GDP rose by 6.9 percent in annualized terms in the first quarter of 2004 and 6.0 percent in annualized terms in the second quarter of 2004. GDP growth decreased in the second half of 2004 and amounted to 4.8 percent in annualized terms in the third quarter of 2004 and 4.0 percent in annualized terms in the fourth quarter of 2004. GDP growth decreased further in the first quarter of 2005, reaching 2.4 percent in annualized terms and then rebounded reaching 3.2 percent in annualized terms in the second quarter of 2005, 4.3 percent in annualized terms in the third quarter of 2005 and 4.4 percent in annualized terms in the fourth quarter of 2005. GDP rose by 5.4 percent in annualized terms in the first quarter of 2006, 6.3 percent in annualized terms in the second quarter of 2006 and 6.6 percent in annualized terms in the third quarter of 2006 and 6.6 percent in annualized terms in the fourth quarter of 2006. Further growth was observed in the first quarter of 2007. During the next three quarters of 2007 GDP growth remained stable at the level of 6.5 percent in annualized terms. In the first three quarters of 2008 GDP growth amounted to 5.7 percent in annualized terms. GDP growth reached 2.9 percent in annualized terms in the fourth quarter of 2008 and 1.9 percent in annualized terms in the first quarter of 2009.

Poland’s economic recovery in 2003 and 2004 was driven to a large extent by exports and the improved competitiveness of Polish enterprises which had benefited from a favorable exchange rate. Net exports’ contribution to GDP growth in the first and second quarters of 2005 amounted to 1.0 and 3.2 percent respectively. In the third and fourth quarter of 2005, it decreased reaching 1.6 percent and -1.2 percent respectively. The contribution of net exports to GDP growth amounted to -2.7 percent in the fourth quarter of 2006, -1.5 percent in the fourth quarter of 2007 and -0.7 percent in the fourth quarter of 2008. The gradual recovery of domestic demand also contributed to GDP growth reaching 5.6 percent in the fourth quarter of 2005, 9.3 percent in the fourth quarter of 2006, 8.1 percent in the fourth quarter of 2007 and 3.6 percent in the fourth quarter of 2008. The contribution of gross fixed capital formation to GDP growth reached 2.6 percent in the fourth quarter of 2005 and 4.2 percent in the fourth quarter of 2006, as compared to the period from the second quarter of 2001 to the first half of 2003, when it was negative. Contribution of gross fixed capital formation to GDP growth reached 4.3 percent in the fourth quarter of 2007, but it amounted to only 1.4 percent in the fourth quarter of 2008.

As a percentage of GDP growth, private consumption accounted for 2.7 percent in the fourth quarter of 2004, 2.6 percent in the fourth quarter of 2005, 4.8 percent in the fourth quarter of 2006, 3.5 percent in the fourth quarter of 2007 and 5.3 percent in the fourth quarter of 2008.

The following table presents the growth of real GDP and its components in the periods indicated.

	Consumption	Investments	Exports	Imports	GDP
	(Same period in the previous year = 100)
Ql 2004	104.9	123.5	111.8	112.4	106.9
Q2	105.3	120.4	120.2	124.7	106.0
Q3	104.3	114.5	119.0	121.6	104.8
Q4	102.8	107.9	106.3	106.3	104.0
Ql 2005	101.8	98.8	103.8	101.0	102.4
Q2	102.1	89.4	109.3	100.9	103.2
Q3	103.1	100.6	106.1	101.8	104.3
Q4	103.7	110.9	112.1	115.0	104.4
Ql 2006	106.0	104.9	122.4	123.7	105.4
Q2	104.8	114.5	112.8	112.6	106.3
Q3	105.3	117.0	114.6	116.6	106.6
Q4	104.8	121.5	110.1	117.4	106.6
Ql 2007	106.1	128.6	111.2	115.5	107.5
Q2	104.6	130.6	108.0	114.1	106.6
Q3	104.6	125.4	109.0	113.9	106.6
Q4	105.5	118.8	108.4	111.6	106.6
Ql 2008	104.0	116.4	110.4	113.2	106.1
Q2	105.4	109.7	111.2	111.9	105.9
Q3	105.3	103.4	108.6	107.8	105.0
Q4	107.3	95.4	99.3	101.0	102.9
Ql 2009	103.9	76.2	85.4	82.4	100.8

Source: Central Statistical Office

Principal Sectors of Economy and Trends of Index of Industrial Production

	2004	2005	2006	2007	2008(1)
	(base year 2000 = 100)
Index of industrial production	124.0	128.6	143.0	159.0	164.2

(1)	Preliminary data

Source: Central Statistical Office

GDP growth has generally come from private domestic consumption as well as investment. GDP growth was typically positively affected by increasing exports as a result of a favorable złoty-euro exchange rate throughout 2007, however demand for exports and industrial output has declined significantly since the onset of the global financial crisis.

The following table illustrates the composition of GDP (as a percentage of total GDP) by sector for the periods indicated.

	2004	2005	2006	2007	2008(1)	Q1 2009(1)
	(%)
Agriculture, hunting and forestry	4.5	4.0	3.7	3.8	4.0	3.8
Industry, of which	22.3	21.8	21.8	21.5	20.2	21.0
Mining and quarrying	2.2	2.3	2.1	2.0	2.1	2.2
Manufacturing	16.9	16.3	16.6	16.6	15.2	14.4
Energy, gas and water supply	3.2	3.2	3.1	2.9	2.9	4.4
Construction	5.0	5.3	5.6	6.2	6.8	4.5
Trade and repair	16.8	16.7	16.6	16.1	16.6	18.2
Hotels and restaurants	1.0	1.1	1.0	1.0	1.0	0.8
Transport, storage and communication	6.7	6.4	6.5	6.1	6.1	5.9
Financial intermediation	3.7	3.8	4.0	4.6	4.6	5.5
Real estate renting and business activities	11.9	12.1	12.1	12.0	12.7	14.3
Public administration and defence	5.4	5.4	5.2	5.1	5.3	6.9
Education	4.5	4.5	4.3	4.2	4.0	4.9
Health and social work	3.2	3.2	3.3	3.2	2.9	2.6
Other community, social and personal service activities	3.4	3.3	3.3	3.2	3.0	1.9
Private households with domestic staff	0.5	0.5	0.5	0.5	0.5	0.3

(1)	Preliminary data

Source: Central Statistical Office, NBP

Service Industries

The service industries sector (including electricity, gas and water supply, construction, real estate rental, business activities and financial services) has, in recent years, been the fastest growing and largest sector in Poland. This sector accounted for 40.7 percent of GDP in 2004, 40.7 percent of GDP in 2005, 41.4 percent of GDP in 2006, 42.3 percent of GDP in 2007 and 44.5 percent of GDP in 2008.

Industry

During the period between 2003 and 2007, industrial production in Poland benefitted from the then prevailing favorable economic climate and consistent growth. Industrial output increased annually by 8.3, 12.6, 3.7, 11.2 and 11.2 percent during this period, although the growth was distributed unevenly amongst the various sectors. The highest growth rates during this period occurred with respect to the production of radio and television equipment, motor vehicles, metal goods and rubber and plastic products, while the lowest growth rates occurred with respect to the production of coke and oil refining products, clothing, leather articles and tobacco products. Following the completion of various measures taken to bring the industrial sectors into compliance with EU standards, focus has now shifted to increasing the competiveness of such sectors.

This growth in industrial output occurred until the second half of 2008 when the world financial crisis began to impact industrial production, although to a lesser extent than in most European countries. According to provisional data, industrial production increased by 3.3 percent in 2008 as compared to 11.2 percent in 2007.

Mining and Quarrying

Poland has substantial mineral resources and is a large producer of refined copper and silver. At the end of 2001, Poland had resources of approximately 43 billion tons of hard coal and 2 billion tons of copper ore. At the present level of output, workable copper reserves in Poland are predicted to last for almost 100 years. Poland also has significant resources of zinc, lead, salt and other minerals. Since 1996, mining and quarrying (as a percentage of total GDP) has declined, accounting for 2.2 percent of total GDP in 2004, compared to 3.0 percent in 1996, as a result of the significant decline in domestic demand for coal and the high cost of Polish coal. Mining and quarrying accounted for 2.3 percent of GDP in 2005, 2.1 percent of GDP in 2006, 1.9 percent of GDP in 2007 and 2.1 percent of GDP in 2008 (based on preliminary data). Both the output and revenues from mining and quarrying rose markedly in 2004 as a result of a substantial increase in world prices of coal, copper and other mineral resources.

Coal

Since 1990, Poland’s coal industry has been in a long-term restructuring program. The industry is primarily state-owned and there has been little in the way of privatization. Production capacity has been reduced from 147.7 million tons in 1990 to 79.8 million tons (excluding coal briquette and intermediate products) in 2008. Over the same period, 40 mines have been wholly closed and currently there are 31 coal mines. As a result of restructuring programs employment in the coal sector has been reduced from 434,100 employees in 1990 to 120,296 employees in February 2009.

The primary objective of the various restructuring programs effected since the 1990s was decreasing excessive production output in the coal sector. The primary objective of the coal sector strategy through 2015 is to make coal enterprises more profitable in current market conditions, mainly through privatization. The new strategy assumes that investments should enable the production of coal on a sufficient level for domestic demand and economically reasonable exports. The strategy also assumes that coal production will respect environmental protection laws.

Steel

As a result of several restructuring programs which began in the 1990s, employment in the steel sector has been reduced in the enterprise sector from 131,112 employees at the end of 1998 to 69,509 employees at the end of October 2008. The latest program is being financed by the State budget (PLN 200 million for 1999-2003), the EU’s program of community aid to the countries of Central and Eastern Europe and the plants’ own funds.

The State Treasury holds all the shares in the companies which operate three steel plants (one plant that produces steel and two plants that process steel) and a minority stake in eight other plants. Bankruptcy proceedings are underway with respect to six steel plants. The restructuring program, which has been approved by the EU, provided for the substantial financial restructuring of steel mills, as well as consolidation of steel mills on a product basis and their privatization. The restructuring of the Polish iron and steel industry, as agreed with the European Commission during pre-accession negotiations, was completed on December 31, 2006 and all the targets agreed with the European Commission and included in the Protocol no. 8 to the Accession Treaty were met. A report on the completion of the restructuring process was approved by the EU Council of Ministers on February 14, 2008. The results of this report show that the effects of the restructuring should be sustainable and the viability test, performed according to EU criteria, shows that the industry should be able to compete in the open market without state aid.

Four State-owned companies have been consolidated to form PHS S.A. At the end of October 2003, PHS S.A. was sold to Mittal Steel (the former LMN Group). The privatization process was fully completed in October 2007 and the current name of the company is ArcelorMittal Poland S.A., or ArcelorMittal. ArcelorMittal produces 100 percent of hot metal in Poland, of which 35.0 percent is produced in its Kraków Unit and the remaining 65.0 percent in its Dąbrowa Górnicza Unit. Crude steel is currently produced in various steel plants. ArcelorMittal produces 25.6 percent of the country’s crude steel in its Dąbrowa Górnicza plant, 13.7 percent in its Kraków plant and 6.3 percent in its Warszawa plant. The remainder of the crude steel production occurs in various other steel plants, including the Celsa Huta Ostrowiec plant which produces 22.9 percent of the country’s crude steel and the ISD Huta Częstochowa plant (owned by ISD Polska Sp.z.o.o.) which produces 8.5 percent. ArcelorMittal produces only basic oxygen furnace (converter) steel. The other entities produce only electric arc furnace steel.

Oil and Gas

Poland’s oil reserves are insignificant. Poland currently has six oil refineries which in 2008 processed approximately 20.8 million tons of crude oil. Most refineries require modernization in order to enable them to raise the quality of their products and to meet increasingly stringent environmental standards but two leading refineries, Gdansk Refinery owned by Grupa Lotos S.A. and Plock Refinery owned by PKN ORLEN S.A., have been fully modernized and are capable of producing fuels which meet current EU standards. Their combined current processing capacity is 24 million tons of crude oil per year. The State Treasury owns 27.5 percent of PKN ORLEN S.A. (10.2 percent directly and 17.3 percent through Nafta Polska S.A.) and 58.8 percent of Grupa Lotos S.A. (6.9 percent directly and 51.9 percent through Nafta Polska S.A.). The State Treasury owns 100.0 percent of Nafta Polska S.A.

Russia is the main source of Poland’s oil imports, accounting for 92.6 percent of oil imports in 2008. The existing oil infrastructure (pipelines and a sea terminal) is capable of handling full import demand from other overseas sources. Polish oil companies are currently developing a new transportation corridor for crude oil from the Caspian Sea region, with the goal of strengthening the security of oil supplies to Central and Eastern European Countries, including Poland, and increasing the efficiency of exporting oil from the Caspian Region.

During January 2007, oil supplies from the Druzhba pipeline were disrupted for five days following a transit dispute between Russia and Belarus. This disruption affected several European countries, including Poland, Germany, Ukraine, the Slovak Republic, Hungary and the Czech Republic. There was no immediate impact on any of the refineries in these countries, as they maintain reserves, and therefore supplies to end-users in Poland were not disrupted. A more prolonged disruption in the future may require refineries to seek alternative supplies, which may in turn cause disruptions to end-users in Poland. Since joining the International Energy Agency, or the IEA, in September 2008, Poland has establish emergency oil reserves which cover 90 days of net imports, in accordance with IEA requirements. These emergency reserves help to minimize the potential risk of crude oil and oil products disruptions in the Polish market.

Poland has extractable natural gas resources of approximately 93.0 billion cubic meters. Total domestic consumption was approximately 14.0 billion cubic meters in 2008. Approximately 28.7 percent of natural gas consumed in Poland in 2008 was obtained from domestic production, with imports and supplies from domestic gas storage facilities providing the remainder. Gas is imported primarily from Russia and Turkmenistan (65.5 percent of total domestic consumption in 2008). These supplies were supplemented by imports from Germany, Ukraine and the Czech Republic (5.8 percent of total domestic consumption in 2008).

In January 2009, a dispute between Russia and Ukraine caused a disruption to Poland’s natural gas supplies. As a result, Poland received only 76 percent of its expected total natural gas imports and the shortage was balanced by supplies from Polish reserves. An additional contract was entered into in June 2009 with OOO Gazprom Export which will provide additional natural gas imports for purposes of replenishing Polish natural gas reserves. There are currently plans to increase the storage capacity for natural gas reserves for purposes of minimizing the effects of potential future disruptions. Poland and Russia are currently in negotiations with respect to the terms of their current agreement (which expires in 2022) regarding natural gas supplies, to allow for additional supply contracts.

The gas sector is dominated by Polskie Gornictwo Naftowe i Gazownictwo S.A. (Polish Oil and Gas Company, or POGC), which is listed on the Warsaw Stock Exchange. The State Treasury owns 84.8 percent of POGC’s shares. POGC engages in the exploration for oil and gas, the production of oil and gas, gas storage, gas import/export and domestic gas trade. In 2007, six companies within the POGC group were established to act as distribution system operators.

Pursuant to a restructuring program and in accordance with provisions of Directive 2003/55/EC concerning common rules for the internal market in natural gas, OGP GAZ-SYSTEM S.A. was established in 2005 to act as a gas transmission system operator. OGP GAZ-SYSTEM S.A. is wholly-owned by the State Treasury.

Electricity

Poland’s energy policy has evolved considerably over recent years to support the country’s transition to a market economy. Energy legislation implemented in 1997 introduced third-party access to the energy transmission and distribution network, provided for gradual liberalization of energy prices and established a central regulatory agency to oversee the energy industry. Reforms in the energy sector have focused on increasing competitiveness. Privatization of energy companies is currently in progress.

In 2008, 154.361 terawatt hours, or TWh, of electricity were generated in Poland, which exceeded domestic consumption requirements of 153.383 TWh. Electricity consumption decreased by almost three percent compared to 2007. Poland’s electricity sector is divided into four sub-sectors: generation, trading, high voltage transmission and distribution.

The State-owned Polish power grid company, PSE-Operator S.A., operates the electricity grid and is responsible for the high voltage transmission network (220 and 400 kV) and ensuring that the supply of electricity meets demand. The Polish grid is operating synchronously with the Western European grid (UCTE - Union for the Coordination of Transmission of Electricity).

Poland generates a significant portion of its electricity from lignite, or brown, coal. In 2007, brown coal-fired power stations generated 51.3 TWh of electricity, which represented 32.1 percent of total electricity generation in Poland. Emissions from brown coal-fired plants are generally much higher than those from comparable black coal-fired plants and this may cause future compliance issues with EU environmental restrictions.

Poland has begun planning for the construction of its first two nuclear power plants, with completion of the first plant targeted for 2020, in order to comply with requirements restricting greenhouse gas emissions. Poland’s Commissioner for Nuclear Power plans to release a detailed schedule for the completion of the nuclear power plants in 2010, following public consultations and government approval.

Manufacturing

Manufacturing accounted for 16.3 percent of GDP in 2005, 16.6 percent in 2006, 16.6 percent in 2007 and 15.2 percent in 2008 (based on preliminary data), as compared to 16.5 percent in 2000, and accounted for 19.5 percent of employed persons in 2005, 19.7 percent in 2006 and 20.0 percent in 2007, as compared to 17.3 percent in 2000. Manufacturing consists primarily of the manufacture of food products and beverages, machinery, ships, chemicals and chemical products, metals and refined petroleum products as well as motor vehicles.

Automotive

Until the beginning of the 1990s, the Polish motor vehicle industry was dominated by a few State-owned companies. Since 1990, the number of cars produced in Poland and the investment by foreign companies has increased significantly. The leading car manufacturers in Poland are FIAT, Fabryka Samochodów Osobowych and General Motors. In 2007, approximately 695,000 passenger cars were produced in Poland as compared to approximately 632,000 in 2006 and 540,000 in 2005.

Construction

The previous system of public subsidies in the State, communal and co-operative construction sectors has been dismantled. As a result, growth in the construction industry has come mostly from the private sector. From the beginning of 1997, there was an increase in construction activity in large cities, with significant investment coming from foreign capital. Construction as a total percentage of GDP decreased from 6.9 percent in 2000 to 5.0 percent in 2004, increasing to 5.3 percent of GDP in 2005, 5.6 percent of GDP in 2006, 6.4 percent of GDP in 2007 and 7.0 percent of GDP in 2008 (based on preliminary data).

Agriculture

Agriculture, hunting and forestry accounted for approximately 4.5 percent of GDP in 2004. In 2005, agriculture, hunting and forestry as a percentage of GDP decreased to 4.0 percent and decreased further to 3.7 percent in 2006, increasing to 3.8 percent in 2007 and again to 4.0 percent in 2008 (based on preliminary data). The percentage of people employed in this sector was 16.5 percent in 2004, 16.2 percent in 2005, 15.8 percent in 2006 and 15.2 percent in 2007. There is substantial fragmentation of ownership within the agricultural sector, which is characterized by numerous small private farms. In 2008, 96.7 percent of agricultural land in Poland was privately owned, as compared to 96.5 percent in 2007, 96.1 percent in 2006, 95.8 percent in 2005 and 95.5 percent in 2004. In 2008, cereals, particularly wheat and rye, as well as industrial crops such as rape and turnip dominated among crops produced on arable land, although production of crops such as sugar beet, potatoes and fruit is also significant. Other agricultural production largely comprises beef, poultry and pork. Polish farmers receive area-based subsidies provided by the EU Common Agricultural Policy on a yearly basis and such subsidies provide a source of additional income for farmers. The following table sets forth the subsidies received by Poland from the EU budget (European Agricultural Guarantee Fund and European Agricultural Fund for Rural Development) for the periods indicated.

	2007	2008
	(in millions of €)
Direct payments	935.1	1,037.6
Rural Development Plan 2004-2006	841.5	-
Rural Development Program 2007-2013	926.1	846.5
Market interventions	62.4	134.6
Others	5.3	12.6

Total	2,770.4	2,031.3

The EU direct payments system in Poland consists of single area payments which are fully financed by EU funds, and additional direct payments which are financed from the State budget. The direct payments system in Poland envisages that the direct payments will gradually increase every year. Beginning in 2013, the direct payments in Poland will be 100.0 percent covered by the EU budget.

As part of transitional arrangements with the EU, foreign investors are not permitted to invest in agricultural or forest land in Poland for a period of 12 years from Poland’s accession to the EU, subject to certain exceptions.

Infrastructure

Polskie Koleje Panstwowe S.A., or PKP, the Polish state railway company, operates suburban railways in all major cities and, at the end of 2002, operated approximately 20,222 kilometers of track, of which approximately 12,004 kilometers were electrified. In 2007, PKP operated approximately 19,419 kilometers of rail track, of which 11,830 kilometers were electrified. The Government has begun to restructure PKP in an effort to improve operational efficiency and prepare the company for partial privatization. Under this restructuring plan, separate passenger, freight and infrastructure companies have been created under a new PKP holding company.

Poland had over 258,910 kilometers of hard-surfaced public roads in 2007. The first motorway development to be financed primarily through private funding is the 257 kilometer stretch of the A2 between the German border (at Swiecko) via Poznan to Konin, of which the first 149 kilometer segment had been completed and opened in October 2004. The first privately-operated toll motorway, the 61 kilometer A4 between Krakow and Katowice, was opened in 2000. The Government intends to co-finance further road infrastructure programs through the General Directorate for National Roads and Motorways using, inter alia, financial resources of the National Road Fund deposited at Bank Gospodarstwa Krajowego.

In 2008, Poland’s merchant shipping fleet consisted of 123 vessels with a total capacity of 2.6 million tons. Poland has several ports equipped to service ocean-going vessels. Poland has 12 airports which handle international air traffic. In 2008, scheduled flights were maintained with 91 airports worldwide (including low-cost airlines). Poland’s major airline, Polskie Linie Lotnicze LOT S.A., or LOT, is 67.97 percent owned by the State Treasury. LOT is a member of the international airline alliance, Star Alliance.

Poland’s telecommunications network is primarily operated by Telekomunikacja Polska S.A., or TP S.A., a joint stock company created from the former telecommunication operations of the Polish Post, Telephone and Telegraph State monopoly. By the end of 2008, the number of telephone lines in Poland had grown to nearly 8.7 million, an increase of approximately 264.0 percent since 1990 and the number of telephone lines per 100 inhabitants had increased to 22.8. As a result of a public tender for long-distance fixed-line licenses conducted by the Government in 1999, there are currently six long-distance operators in Poland. International services remained a TP S.A. monopoly until January 2003; since then, other service providers have entered the market, although TP S.A. remains the dominant participant.

The main mobile telephone operators in Poland are PTK Centertel Sp. z.o.o., PTC Era Sp. z.o.o. and Polkomtel S.A. Each of these companies is a consortium of Polish and foreign companies. Rapid growth in this sector resulted in approximately 23.1 million users by the end of 2004, 29.2 million users by the end of 2005, 36.8 million users by the end of 2006, 41.5 million users by the end of 2007 and 44.1 million users by the end of 2008. The number of mobile telephone users per 100 inhabitants amounted to 115.6 in 2008.

In 2007, four new mobile telephone operators started to provide their services: P4 Sp. z.o.o. (Play) in cooperation with Polkomtel S.A; Wirtualna Polska S.A. (Wpmobi) - MVNO in cooperation with PTK Centertel Sp. z.o.o.; Avon Mobile Sp. z.o.o. (myAvon) - MVNO in cooperation with PTK Centertel Sp. z.o.o. and MM S.A. (Simfonia, Ezo) - MVNO in cooperation with PTK Centertel Sp. z.o.o. In 2008, seven new mobile telephone operators started to provide their services: Mobile Entertainment Company Sp. z o.o. (Mobilking); CP Telecom Sp. z o.o. (Carrefour Mova); Media Tel S.A. (telepin mobi); Cyfrowy Polsat S.A., Aster Sp. z o.o., Netia S.A. and Crowley Data Poland Sp. z o.o. (Crowley Tele Mobile).

Foreign Direct Investment

FDI inflow comprises capital for the purchase of shares in direct investment enterprises, reinvested earnings and a positive balance of inter-company loans. Generally, fluctuations in FDI are caused by the condition of the Polish economy. When the Polish economy is growing strongly, foreign investment increases as investors attempt to benefit from the growth. In addition, Polish companies are more likely to generate higher profits in a strongly growing economy, which results in increased reinvested earnings. The reverse applies when growth reduces. Foreign investment decreases as investors look for alternative investments and Polish companies generate lower profits, resulting in decreases in reinvested earnings. In addition, transactions with respect to “capital in transit” may inflate FDI inflow figures for certain years.

Preliminary information concerning the inflow of foreign-direct investments, or FDI, to Poland in 2008 was primarily based on data reported by banks, accompanied by data provided by companies and on the NBP’s own estimates.

FDI inflow to Poland amounted to U.S.$16,533 million in 2008, a decrease of U.S.$6,426 million, or 28.0 percent from U.S.$22,959 million in 2007, which was an increase of U.S.$3,083 million, or 15.5 percent from U.S.$19,876 million in 2006. The decrease in 2008 was primarily a result of reduced reinvested earnings as the profitability of Polish companies fell and the increase in 2007 was primarily a result of increased reinvested earnings as the profitability of Polish companies grew.

The following table sets out the inflow of FDI to Poland in the years indicated.

	Components of FDI inflow
	Shares/equity capital	Reinvested earnings	Inter-company loans	Total
	(U.S.$ million)
2006	7,382	5,753	6,741	19,876
2007	7,743	9,137	6,079	22,959
2008(1)	4,279	6,547	5,707	16,533

(1)	Preliminary Data

Source: NBP

Reinvested earnings were the main component of FDI in 2008, equaling 39.6 percent of total FDI. Reinvested earnings amounted to U.S.$6,547 million in 2008, a decreased of 28.3 percent from U.S.$9,137 in 2007. Capital for the purchase of shares in direct investment enterprises amounted to U.S.$4,279 million in 2008, a decrease of 44.7 percent from U.S.$7,743 million in 2007. A parallel situation occurred in inter-company loans, where its positive balance stood at U.S.$5,707 million as at December 31, 2008, a decrease of 6.1 percent from U.S.$6,079 million as at December 31, 2007.

It is estimated that in 2008, 91.3 percent of FDI inflows were from EU countries; mainly from the Netherlands, Luxembourg, Germany, Sweden, Belgium, France, Austria and Spain. The most significant investment from outside the EU came from the United States, the Netherlands Antilles, China and Japan.

Inflation and Wages

Inflation

An anti-inflation policy is at the core of the stabilization program in Poland. In September 1998, the Monetary Policy Council, or the MPC, adopted a strategy which aimed to reduce the inflation rate to below 4.0 percent by 2003. Although the inflation targets set by the MPC for the years 1999 to 2003 were not met, overall inflation decreased steadily. In February 2003, the MPC adopted a new strategy, which aims to stabilize inflation at 2.5 percent (+/- 1.0 percentage point). See “Monetary and Financial System—Monetary Policy”.

In 2004, inflation, measured by the CPI, increased mainly due to high food prices, increases in VAT and transport prices (especially fuel prices) and amounted to 4.4 percent (3.5 percent yearly average) in December 2004. In December 2005 the annual inflation rate amounted to 0.7 percent (2.1 percent annual average). In the first quarter of 2006, the annual inflation rate further declined. In March 2006, the annual inflation rate amounted to 0.4 percent (0.6 percent annual average). Since then it has risen to 1.4 percent (1.0 percent annual average) in December 2006, 2.5 percent in March 2007 and 4.0 percent in December 2007. The annual inflation rate amounted to 3.3 percent in December 2008 (4.2 percent annual average) and 3.6 percent in May 2009.

The producer prices index, or PPI, amounted to 2.4 percent (2.0 percent annual average) in December 2006, 1.9 percent (2.0 percent annual average) in December 2007 and 2.7 percent (2.2 percent annual average) in December 2008. PPI rose significantly in the first quarter of 2009 and amounted to 5.5 percent (5.0 percent annual average) in March 2009. During the first quarter of 2009 PPI was affected by increases in manufacturing prices and supply prices for electricity, gas, steam and air conditioning.

The following table shows the year-on-year rates of change in the CPI and PPI for the periods indicated.

	2004	2005	2006		2007		2008		Q1 2009
	(%)
Consumer Prices (CPI year end, annualized)	4.4	0.7	1.4		4.0		3.3		3.6
CPI (yearly average)	3.5	2.1	1.0		2.5		4.2		3.3
Producer Prices (PPI year end, annualized)(1)			2.4	(2)	1.9	(2)	2.7	(2)	5.5	(3)
PPI (yearly average)(1)			2.0	(2)	2.0	(2)	2.2	(2)	5.0

(1)	Since 2009 data is presented in accordance with Polish Classification of Activities 2007 (PKD 2007) and compiled on the basis of Statistical Classification of Economic Activities in the European Community NACE Rev.2. Such data is available from 2006 and may not be fully comparable to data previously presented according to the PKD 2004 (NACE Rev.1.1).
(2)	Revised data
(3)	The last month of the period where a corresponding month of a previous year was equal to 100.

Source: Central Statistical Office

The following table shows the year-on-year rates of CPI by quarter for the years indicated.

	Q1	Q2	Q3	Q4
	(%)
2004	1.60	3.30	4.50	4.40
2005	3.60	2.30	1.60	1.10
2006	0.60	0.80	1.40	1.30
2007	2.00	2.40	2.00	3.50
2008	4.10	4.30	4.70	3.80
2009	3.30

Wages

The following table shows the percentage change in gross nominal and gross real wages(1) during the periods indicated.

	2004	2005	2006	2007	2008*	Q1 2009*
	(%)
All Sectors:
Nominal Wages	4.0	3.8	4.9	7.9	10.2	6.8
Real Wages	0.7	1.8	4.0	5.5	6.0	3.7
Enterprise Sector(1) :
Nominal Wages	4.1	3.2	5.1	9.2	10.1	6.3
Real Wages	0.8	1.2	4.2	6.7	5.9	3.2

*	Preliminary data
(1)	Since 2009 data is presented in accordance with Polish Classification of Activities 2007 (PKD 2007) and compiled on the basis of Statistical Classification of Economic Activities in the European Community NACE Rev.2. Such data is available from 2006 and may not be fully comparable to data previously presented according to the PKD 2004 (NACE Rev.1.1).
(2)	Includes forestry, logging and related service activities, sea fishing, mining and quarrying, manufacturing, electricity, gas and water supply, construction; wholesale and retail trade; repair of motor vehicles, motorcycles and personal and household goods, hotels and restaurants, transport, storage and communication; real estate activities, renting of machinery and equipment without an operator and of personal and household goods, computer and related activities, other business activities, collection and treatment of sewage and of other waste, sanitation, remediation and similar activities, recreational, cultural and sporting activities and other service activities.

Source: Central Statistical Office

Under Polish law, wage levels are determined through negotiations between employees and management with guidelines set by a tripartite commission including representatives of the Government, employees and employers. This commission sets annual limits for permissible increases in nominal wages for employees of State-owned enterprises. These limits were 6.8 percent in 2000, 9.2 percent in 2001, 5.6 percent in 2002, 3.0 percent in 2003, 3.2 percent in 2004, 4.5 percent in 2005, 3.5 percent in 2006, 3.4 percent in 2007 and 6.0 percent in 2008. The limit negotiated for 2009 is 8.0 percent.

Labor Conditions

Employment

The registered unemployment rate was 19.0 percent at the end of 2004. This high unemployment rate was mainly attributable to slower growth, demographic effects, ongoing restructuring of industry and an increase in the number of people registering as unemployed as a result of the increased benefits due to the health system reforms implemented at the beginning of 1999. Since January 2005 the unemployment rate (then 19.4 percent) has slowly fallen and was 17.3 percent in November 2005. In January 2006 the unemployment rate was 18.0 percent, but decreased to 14.8 percent in December 2006, 11.2 percent in December 2007 and at the end of October 2008 it was 8.8 percent. However, since January 2009, the unemployment rate has slowly increased to 11.0 percent as at April 30, 2009.

The unemployment rate is defined as the proportion of unemployed persons in Poland’s civilian economically active population. Persons between the ages of 15 and 74 are regarded as economically active and a person is treated as unemployed if he or she is not working and is available for work and is actively seeking work or has been offered a job and is waiting to take it up.

The following table shows the unemployment rate in Poland at the end of 2004 through 2008 and as at April 30, 2009:

	December 31,					April 30,
	2004	2005	2006	2007	2008	2009
	(%)
Unemployment Rate	19.0	17.6	14.8	11.2	9.5	11.0

Source: Central Statistical Office

The following table shows the number of persons employed in Poland by major sector (including budgetary entities involved in national defence and public safety) for the periods indicated.

	2004	2005	2006	2007	2008(1)
	(thousands)
Agriculture, hunting and forestry	2,139	2,139	2,141	2,145	2,144
Fishing	6	5	5	4	4
Industry	2,931	2,912	3,003	3,143	3,154
Construction	589	623	691	781	824
Trade and repair	1,983	2,059	2,083	2,194	2,325
Hotels and restaurants	216	219	229	240	259
Transport, storage and communication.	705	700	739	773	808
Financial intermediation	275	295	308	327	343
Real estate and business activities	940	951	1,004	1,091	1,141
Public administration and defence	851	872	881	896	921
Education	999	1,026	1,027	1,033	1,038
Health and social work	705	707	715	738	748
Other community, social and personal service activities	321	383	394	406	417

Total Employed Persons	12,720	12,891	13,220	13,771	14,126

(1)	Estimated data.

Source: Central Statistical Office

The relaxation of immigration controls resulting from Poland’s entry into the EU has offered Polish workers the opportunity to seek employment across the EU. As a result of this opportunity a significant number of Polish workers have left the Polish workforce. It is estimated that as many as 2.3 million workers have left since 2004. Despite this outflow of Polish workers, there is no definitive evidence of any negative repercussions on Poland’s economy as a result of such outflow.

Social Security System

Expenditure

A major component of State expenditure is social security payments. Four social security and pension funds are administered by the State and are partially or wholly financed by contributions from employers and employees. The revenues of these funds are not shown as revenues in the State budget. Two of these funds do, however, receive significant transfers from the State budget and such transfers are shown as expenditures in the tables in “Public Finance”. The Social Insurance Fund and the Pension and Disability Fund (for farmers) are the largest extra-budgetary funds and rely on State budget transfers to supplement their own off-budget revenues.

Direct Budgetary Social Expenditure

The growth of social expenditure paid directly from the State budget or paid as transfers from the State budget to extra-budgetary funds and their projected continued growth based on current legal entitlements and demographic trends, represent a significant threat to Poland’s ability to limit its State budget deficit in the medium term.

The increase of funds transferred into the second pillar of the pension system described below were PLN 19.9 billion in 2008, compared to PLN 10.6 billion in 2004. See “—Pension System Reform”. The transfers are reflected in the budgetary expenditure in macroeconomic terms representing a long-term saving for the whole economy and reducing the negative impact of the budget deficit on national savings. The transfers amounted to PLN 10.6 billion in 2004, PLN 12.6 billion in 2005, PLN 14.9 billion in 2006, PLN 16.2 billion in 2007 and PLN 19.9 billion in 2008.

Pension System Reform

On January 1, 1999, the “pay as you go” pension system in Poland was replaced with a multi-pillar system. The first pillar is an improved version of the mandatory “pay as you go” system, under which a minimum pension becomes payable from the State budget to those receiving insufficient benefits under the second and third pillars; the second pillar involves private pension funds called open pension funds managed by private institutions; and the third pillar comprises voluntary capitalized funds, such as employee pension schemes and individual pension insurance policies. Since January 1, 1999, participation in the first two pillars has been mandatory for persons below the age of 30. Persons between the ages of 30 and 50 had to decide by the end of 1999 whether they would pay into a private pension scheme or remain in the “pay as you go” scheme. Persons over 50 remained in the “pay as you go” scheme. As at the end of December 2008, there were 14 second pillar pension funds with a membership of more than 13.7 million people accounting for PLN 138.8 billion of net pension fund assets. Treasury securities and stocks listed on the Warsaw Stock Exchange constituted the majority of total assets held by such funds (accounting for 73.5 and 21.5 percent of total assets held by pension funds respectively) as at December 31, 2008. The investment strategy of pension funds is regulated by law.

Pension reform is aimed at reducing State budgetary liabilities to the social security system and in turn providing more liquidity in domestic markets as a result of the significant flow of funds into privately managed pension funds. The pension funds are only allowed to invest five percent of their funds in foreign currencies or foreign assets. Due to a shortfall in the system upon its implementation, only part of the State-collected pension premiums have been transferred to open pension funds. In addition, as the reforms gained public approval, more people than previously expected decided to join the second pillar, which since 2000 has resulted in higher transfers from the State budget.

Health System Reform

Currently, management of the health care system is coordinated by a national health fund, into which employers are required to make a mandatory payment of 9.0 percent of each individual employee’s wages. The budget expenditure on health care amounted to PLN 5.1 billion in 2008. The Government is currently reviewing reform of the health system.

The Privatization Process

The government appointed as a result of the parliamentary elections held on October 21, 2007 announced a significant acceleration of the privatization process to increase companies’ effectiveness and encourage investment. During the first half of 2008 the Government announced a four-year privatization program, or the Privatization Plan, and a decision about which companies will be under local government management and will not be privatized. A decision was also made on strategic companies which will not be privatized.

This privatization program is different from the previous government’s “Privatization Strategies for 2007”. The primary announced goal of privatization in 2007 was to increase the effectiveness of the management of the State-owned assets. The Ministry of Treasury also disposed of its shares in those enterprises where the State Treasury held only a residual stake (below 10.0 percent) and intended to consolidate state-owned enterprises within different sectors. In addition, the Ministry of Treasury closely monitored the fulfillment of investors’ obligations under the privatization agreements. Other goals of privatization in 2007 were to improve the efficiency and competitiveness of privatized entities and to restore public confidence in privatization.

The process of privatization in Poland has significantly reduced the number of state enterprises from the original figure of 8,453 in 1990. Revenue from privatization between 1990 and 2008 amounted to PLN 96.0 billion, of which approximately 97.8 percent was from capital privatization. See “—Capital (or Indirect) Privatization”. Poland has utilized several methods to facilitate the transfer of assets from State control to private ownership, including privatization, liquidation, bankruptcy and transfers to municipalities.

The process of privatization accelerated in the mid-1990s with the passing of a new law on commercialization and privatization of state enterprises in 1996. While privatization proceeds accounted for only PLN 800.0 million in 1993, revenues were PLN 13.3 billion in 1999 and reached PLN 27.0 billion in 2000 when the incumbent telecommunications operator, TP S.A., was privatized, raising approximately PLN 18.0 billion.

Since then, with the exception of 2004 when revenues from privatization reached PLN 10.2 billion, revenues from privatization have been relatively low, raising approximately PLN 26.0 billion through the end of 2008. Although the core privatization programs have been completed, there are still substantial state-owned assets available for privatization and the Government has budgeted to receive PLN 12.0 billion in revenues from privatization in 2009, PLN 10.0 billion in 2010 and PLN 6.0 billion in 2011.

The primary methods for the transfer of state-owned enterprises and assets to private ownership are direct privatization and capital (indirect) privatization.

Direct Privatization

Direct privatization involves the sale of the assets of a state enterprise or entering into a joint venture or leasing arrangement with a potential investor. As of April 2009, out of 2,297 entities approved by the Minister of the Treasury for direct privatization, transactions in respect of 2,212 (96.3 percent) had been completed and such entities were removed from the register of state enterprises.

In May 2009, the Szczecin and Gdynia shipyards were privatized through a public auction of their assets, as mandated by the European Commission. United International Trust was the highest bidder for the majority of these assets, although there has been no official confirmation of the price to be paid for these assets. The transactions are expected to close in the second quarter of 2009.

Capital (or Indirect) Privatization

Capital (or indirect) privatization involves the commercialization of a state enterprise prior to sale. The state enterprise is first converted into a joint stock or limited liability company owned by the Ministry of the Treasury (a process known as “commercialization”) and, thereafter, shares in the relevant company are sold either as part of a public offering or directly to a strategic investor. As of April 2009, of the 1,724 entities which had been converted into state-owned joint stock companies, shares or stakes in 1,064 of such companies had been sold, including:

•	387 companies by way of indirect privatization (of which 129 were acquired, in whole or in part, by foreign investors);

•	512 companies, through transfers of their shares to the National Investment Fund Program, known as the NIF Program; and

•	165 companies through other methods of privatization.

As at the end of April 2009, the State Treasury held shares in approximately 1,179 commercial code companies. In approximately one-third of these companies the State Treasury was the holder of a majority stake (in most cases, these companies are currently being prepared for privatization).

As a result of privatization, as at the end of April 2009, the State Treasury was the owner of only 76 operating state enterprises (a type of corporate business entity based on the 1981 Act on State Enterprises).

In June, the Polish government announced plans to privatize Polska Grupa Energetyczna, the largest power producer in the country and sell its remaining stake in power producer Enea.

Poland is open to foreign investment and allows foreign investors access to the privatization of state property on the same basis as domestic investors, based on transparent procedures. Disputes occasionally arise due to the complicated and long-term nature of agreements in a privatization process. The main disputes between the State Treasury and investors concern the failure to fulfill payment obligations or investment and social obligations. To prevent such disputes arising, the Ministry of the Treasury monitors the performance by investors of their respective obligations. In cases where the obligations are not performed, relevant legal remedies may be sought, including the imposition of contractual penalties. However, disputes involving foreign investors are relatively few when compared to the total number of concluded privatization agreements.

The most significant dispute arising from the privatization program concerns the privatization of Powszechny Zakład Ubezpieczeń S.A., or PZU, Poland’s largest insurance company, 30 percent of which was acquired in 1999 by a consortium comprising Eureko B.V. and BIG Bank Gdański S.A. (later renamed Bank Millenium S.A.). In October 2002, Eureko B.V. initiated arbitration proceedings before an international tribunal against Poland claiming that the Government had repeatedly delayed the implementation of various agreements and had also refused to allow a public offering of the 55 percent of PZU’s shares still owned by the State. Eureko alleges that it was entitled to purchase a further 21 percent of PZU’s shares as a part of the envisaged public offering, giving it majority control. Poland has put forward a defense against Eureko’s claims for damages before the arbitration tribunal, but the tribunal has made a preliminary finding of fact in favor of Eureko. Further proceedings have currently been suspended as a result of the Negotiation Memorandum entered into by Eureko and the Ministry of the Treasury on April 15, 2009. This memorandum is similar to the negotiation memorandum previously entered into in February 2008 and is an agreement between Eureko and Poland to conduct settlement negotiations with respect to this dispute.

As part of Poland’s previous strategy with respect to privatization, extensive privatization has taken place in the following sectors: trade and services, steel-making, automotive industry, household appliances, construction, electrical engineering, cement, timber and furniture, food processing and tobacco. The Privatization Plan sets forth privatization targets for the following sectors: the financial institutions sector, the electricity and energy sector, the oil and gas sector, the chemical and plastics sector, the coal and coke sector, the iron and steel industry, the nonferrous-metal industry, the shipyard sector, the defense sector, the machine industry, the metal sector, the electronic and electro-technical sector, the transport industry, the transport and carriage sector, the building materials sector, the food, sugar, meat and spirit industry, the agricultural support sector, the animal breeding sector, the crop cultivation sector, the wood, paper and furniture sector, the clothing sector, the publishing and printing sector, the spa sector, the pharmaceutical sector and the tourist industry.

Restitution

Prior to 1990, many individuals and businesses were deprived of their property under post-war Communist nationalization or expropriation laws. Until the adoption of comprehensive legislation establishing rights with respect to the nationalization of property, restitution claims can only be successful if the decision to nationalize the property was made without legal basis or in violation of the then existing nationalization or expropriation laws. Claims for restitution have been successful in cases where both administrative and civil procedures have been used by the claimants. Between 1989 and the end of April 2009, approximately 90,000 claims were filed and 15,300 were resolved in favor of the claimants. Property owned by the religious communities is being returned based on the legislation adopted for this purpose and under current restitution proceedings contained in the Administrative Code.

As it would not, in many cases, be possible to return the property to former owners while respecting the constitutional principle of property protection, a restitution fund has been established by the State Treasury for purposes of compensating successful claimants.

The State Treasury has prepared draft legislation with respect to compensation for the nationalization of real estate. Under this draft legislation the former owners of nationalized property would have the opportunity to seek compensation regardless of whether the nationalization of the property was made without legal basis or in violation of the then existing nationalization or expropriation laws. The draft legislation currently provides an allocation of PLN 20 billion in compensation. However, in 2008, potential claims under the draft legislation were estimated to be PLN 140 billion.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

Poland’s current account has been in deficit since 1996. The deficit amounted to U.S.$10.1 billion in 2004, U.S.$3.7 billion in 2005, U.S.$9.4 billion in 2006, U.S.$20.1 billion in 2007 and U.S.$29.0 billion in 2008.

Measured by official balance of payments statistics, the trade deficit was U.S.$5.6 billion in 2004, U.S.$2.8 billion in 2005, U.S.$7.0 billion in 2006, U.S.$15.6 billion in 2007 and U.S.$24.4 billion in 2008. Poland’s exports of goods in U.S. dollar terms have grown from approximately U.S.$18.4 billion in 1994 to U.S.$177.3 billion in 2008.

Up to the end of 2005 Poland had experienced an improvement in the balance of trade, as a result of exports growing faster than imports. In 2006, this situation reversed and the balance of trade deteriorated as a result of faster growth of imports than exports, mainly due to the stronger złoty. This trend continued in 2007 and 2008.

In 2005, the value of exports increased by 17.8 percent, while the value of imports increased by 13.3 percent. In 2006, the value of exports increased by 21.9 percent and the value of imports increased by 25.5 percent. In 2007, the value of exports increased by 23.7 percent and the value of imports increased by 30.5 percent. In 2008, the value of exports increased by 22.0 percent and the value of imports increased by 24.2 percent.

The growth of Polish exports can be attributed to a much higher growth in demand in Poland’s main export markets, as well as improvement in price competitiveness of, and demand for, Polish goods. Much of the rise in exports stemmed from significant growth in sales of machinery and transport equipment (for example, cars, vehicles, ships, boats and parts and accessories to motor vehicles).

FDI inflows have financed a substantial portion of the current account deficit. According to the NBP’s calculation methods, net FDI amounted to U.S.$11.8 billion in 2004, decreased to U.S.$7.0 billion in 2005, and increased in 2006 and 2007 to U.S.$10.7 billion and U.S.$18.0 billion, respectively. In 2008, net FDI decreased and amounted to U.S.$13.0 billion (based on preliminary data). Net FDI financed 116.8 percent of the current account deficit in 2004, 187.1 percent in 2005, 114.2 percent in 2006, 89.4 percent in 2007 and 44.6 percent in 2008.

The following table sets out Poland’s balance of payments and related statistics for the years indicated.

	2004	2005	2006	2007	2008*
	(U.S.$ millions)
Current	(10,067)	(3,716)	(9,394)	(20,100)	(29,029)

Balance on Goods	(5,622)	(2,766)	(7,006)	(17,057)	(24,377)
Goods: exports f.o.b.	81,862	96,395	117,468	145,337	177,278
Goods: imports f.o.b.	87,484	99,161	124,474	162,394	201,655

Balance on Services	79	738	736	4,718	5,006
Services: Credit	13,471	16,258	20,592	28,790	35,457
Services: Debit	13,392	15,520	19,856	24,072	30,451

Balance on Income	(8,244)	(6,697)	(9,728)	(16,254)	(17,586)
Income: Credit	5,305	6,998	9,040	10,038	11,355
Income: Debit	13,549	13,695	18,768	26,292	28,941

Balance on Current Transfers	3,720	5,009	6,604	8,493	7,928
Current transfers: Credit	6,878	9,766	11,955	15,241	16,375
Current transfers: Debit	3,158	4,757	5,351	6,748	8,447

Capital Account	1,180	995	2,105	4,771	5,989

Capital account: Credit	1,326	1,185	2,573	5,410	6,963
Capital account: Debit	146	190	468	639	974

Financial Account	8,038	15,228	13,101	39,831	42,034

Direct investment abroad	(955)	(3,358)	(9,149)	(4,983)	(3,582)
Direct investment in Poland	12,716	10,309	19,876	22,959	16,533

Portfolio investment assets	(1,331)	(2,509)	(4,649)	(5,962)	2,208
Equity securities	(57)	(575)	(2,996)	(5,171)	854
Debt securities	(1,274)	(1,934)	(1,653)	(791)	1,354

Portfolio investment liabilities	10,612	15,109	1,527	930	(4,435)
Equity securities	1,660	1,333	(2,128)	(453)	584
Debt securities	8,952	13,776	3,655	1,383	(5,019)

Other investment assets	(11,999)	(2,784)	(3,919)	(1,444)	6,158
Monetary authorities	(29)	(17)	9	(225)	(699)
Central and local government	(39)	(160)	(30)	(323)	(116)
MFI (excluding Central Bank)	(10,5590	(836)	(1,935)	2,721	7,342
Other sectors	(1,372)	(1,771)	(1,961)	(3,617)	(369)

Other investment liabilities	(1,205)	(1,732)	10,104	30,341	25,732
Monetary authorities	(106)	1,910	(765)	7,253	(6,178)
Central and local government	(2,286)	(6,443)	(1,192)	(1,429)	(1,529)
MFI (excluding Central Bank)	1,224	543	5,589	15,427	23,444
Other sectors	(37)	2,258	6,472	9,090	9,995

Financial derivatives	200	193	(698)	(2,010)	(580)

Net errors and omissions	1,639	(4,372)	(3,332)	(11,465)	(20,958)

Overall Balance	790	8,135	2,480	13,037	(1,964)

Official Reserve Assets	(790)	(8,135)	(2,480)	(13,037)	1,964

(*)	Preliminary data

Source: NBP

Foreign Trade

Economic liberalization in Poland has led to a gradual opening up of the economy. Exports accounted for 40.4 percent of GDP in 2006, 40.8 percent in 2007 and, according to preliminary data, 39.4 percent in 2008. Imports accounted for 42.2 percent of GDP in 2006, 43.7 percent in 2007 and, according to preliminary data, 42.8 percent in 2008.

Focus of Trade

As the economic transformation in Poland has progressed, the focus of trade has shifted from central and eastern European countries towards the EU countries. According to preliminary data, in 2008, trade with EU countries accounted for 77.5 percent of Poland’s exports and 61.4 percent of its imports. Germany is Poland’s largest trading partner, accounting for 25.0 percent of exports and 22.8 percent of imports in 2008. In 2008, trade with EU countries other than Germany accounted for 52.5 percent of exports and 38.6 percent of imports.

The following table sets out, on a percentage basis, the geographic distribution of Poland’s exports and imports for the years indicated.

	2004		2005		2006		2007		2008*
	Export	Import	Export	Import	Export	Import	Export	Import	Export	Import
	%
Developed Countries:
Germany	30.1	24.4	28.2	24.7	27.2	24.0	25.9	24.1	25.0	22.8
Other EU countries	49.1	43.9	49.0	40.9	50.2	39.2	53.0	40.1	52.5	38.6
Other developed countries	6.1	7.6	6.4	7.7	5.8	7.0	5.2	6.9	5.2	7.5

Total developed countries	85.3	75.9	83.6	73.3	83.2	70.2	84.1	71.1	82.7	68.9

Central and Eastern Europe:
CEFTA(1)	1.2	0.6	1.7	0.7	1.9	0.8	0.8	0.3	0.8	0.3
Russian Federation:	3.8	7.2	4.4	8.9	4.3	9.7	4.6	8.7	5.3	9.9
Other Central and Eastern Europe(2)	4.0	2.1	3.9	2.0	4.5	1.9	4.4	1.6	4.4	1.7

Total Central and Eastern Europe	9.0	9.9	10.0	11.6	10.7	12.4	9.8	10.6	10.5	11.9
Developing countries	5.7	14.2	6.4	15.1	6.1	17.4	6.1	18.3	6.8	19.2

Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

(*)	Preliminary data
(1)	In 2006 CEFTA consisted of Bulgaria, Romania, Croatia and Macedonia. As at May 1, 2007 CEFTA comprises: Albania, Bosnia and Herzegovina, Croatia, the former Yugoslavia Republic of Macedonia, the Republic of Moldova, Montenegro, Serbia and Kosovo
(2)	“Other central and eastern Europe” includes European countries of the former USSR

Source: Central Statistical Office

Composition of Trade

Poland’s external trade is dominated by intra-industry trade (for example, exports and imports of commodities in the same industry or production group in a given time). The most significant export items in 2008 were machinery and transport equipment (for example, cars, vehicles, ships, boats, parts and accessories to motor vehicles), manufactured goods and miscellaneous manufactured articles (for example, other consumer goods). The most significant imported items are similar to those which dominate exports, with chemicals and related products playing a relatively more important role than in the case of exports. Imports consist mostly of manufactured goods.

The following table sets out the composition of Poland’s exports (based on customs data and the Standard International Trade Classification) for the years indicated.

	2004		2005		2006		2007		2008*
	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)
Natural Resource-Based Goods:
Food and Live Animals	5,717	7.7	7,818	8.8	9,240	8.4	11,677	8.4	14,095	8.3
Beverages and Tobacco	347	0.5	551	0.6	796	0.7	1,158	0.8	1,552	0.9
Non-Food Raw Materials (excluding fuel)	1,909	2.6	2,006	2.2	2,498	2.3	3,201	2.3	3,776	2.2
Mineral Fuels, Lubricants and Related Materials	4,030	5.4	4,715	5.3	4,917	4.5	5,275	3.8	7,235	4.3
Animal and Vegetable Oils	50	0.1	127	0.1	198	0.2	277	0.2	323	0.2

Subtotal	12,053	16.3	15,217	17.0	17,649	16.1	21,588	15.5	26,981	15.9

Manufactured Goods:
Chemicals and Related Products	4,754	6.4	6,061	6.8	7,836	7.1	10,194	7.3	13,317	7.8
Manufactured Goods Classified Chiefly by Material	17,217	23.4	20,173	22.6	25,273	23.1	32,136	23.2	37,237	22.0
Machinery and Transport Equipment.	28,611	38.8	34,940	39.1	44,12	40.2	56,774	40.9	70,171	41.4
Miscellaneous:
Manufactured Articles	11,131	15.1	12,957	14.5	14,644	13.4	18,030	13.0	21,717	12.8
Non-Classified	15	0.0	30	0.0	62	0.1	63	0.1	114	0.1
Subtotal	61,728	83.7	74,161	83.0	91,935	83.9	117,197	84.5	142,555	84.1

Total	73,781	100.0	89,378	100.0	109,584	100.0	138,785	100.0	169,537	100.0

(*)	Preliminary data

Source: Yearbook of Foreign Trade Statistics, Central Statistical Office

The following table sets out the composition of Poland’s imports (based on customs data and the Standard International Trade Classification) for the years indicated.

	2004		2005		2006		2007		2008*
	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)
Natural Resource-Based Goods:
Food and Live Animals	4,233	4.8	5,370	5.3	6,285	5.0	8,688	5.3	11,334	5.5
Beverages and Tobacco	377	0.4	527	0.5	644	0.5	949	0.6	1,032	0.5
Non-Food Raw Materials (excluding fuel)	2,982	3.4	3,077	3.0	3,827	3.0	4,910	3.0	6,325	3.1
Mineral Fuels, Lubricants and Related Materials	8,126	9.1	11,618	11.5	13,066	10.4	16,352	9.9	23,848	11.6
Animal and Vegetable Oils	336	0.4	340	0.3	443	0.3	493	0.3	765	0.3

Subtotal	16,054	18.1	20,932	20.6	24,265	19.2	31,392	19.1	43,304	21.0

Manufactured Goods:
Chemicals and Related Products	12,475	14.2	14,492	14.3	16,914	13.5	21,290	13.0	27,025	13.1
Manufactured Goods Classified Chiefly by Material	18,288	20.8	21,024	20.7	26,151	20.8	34,709	21.2	38,919	18.9
Machinery and Transport Equipment	34,057	38.7	36,438	35.9	47,170	35.9	58,445	35.6	72,537	35.2
Miscellaneous	7,262	8.2	8,605	8.5	10,007	8.1	14,131	8.6	18,571	9.0
Manufactured Articles Non-Classified	20	0.0	48	0.0	3,138	2.5	4,205	2.5	5,719	2.8
Subtotal	72,102	81.9	80,607	79.4	101,380	80.8	132,780	80.9	162,771	79.0

Total	88,156	100.0	101,539	100.0	125,645	100.0	164,172	100.0	206,075	100.0

(*)	Preliminary data

Source: Yearbook of Foreign Trade Statistics, Central Statistical Office

Trade Policy

In 2008, the average effective rate of tariffs imposed by Poland on imports was 0.92 percent compared to 1.07 percent in 2007. Tariffs are scheduled to decrease further over the next several years as a result of multilateral agreements with the EU and EFTA, as well as pursuant to Poland’s membership in the WTO. On January 1, 2002 all remaining customs barriers for industrial exports from EU member states to Poland were lifted. Since accession to the EU on May 1, 2004, Poland has applied the EU’s trade policy.

Official Reserves

By the end of 2005, Poland’s official reserves amounted to U.S.$42.6 billion. Reserves increased to U.S.$48.5 billion by the end of 2006 and then increased to U.S.$65.7 billion by the end of 2007. At the end of December 2008 reserves amounted to U.S.$62.2 billion.

The following table sets out certain information regarding Poland’s official reserve assets at the end of the years indicated.

	Official Reserve Assets(1) Excluding Gold	Official Reserve Assets of Gold	Total Official Reserve Assets	Months of Import Coverage(2) in Total Official Reserves Assets
2004	35,334.5	1,448.8	36,783.3	5.0
2005	40,874.1	1,697.2	42,571.3	5.2
2006	46,381.2	2,103.1	48,484.3	4.7
2007	62,978.1	2,767.4	65,745.5	4.9
2008	59,318.0	2,862.1	62,180.1	3.7

(1)	Including Poland’s reserve position in IMF
(2)	Based on average imports of goods

Source: NBP

MONETARY AND FINANCIAL SYSTEM

Structure and Development of the Polish Banking System

Until 1989, the Polish banking system was controlled by the State with business decisions subordinated to political priorities. The reform of the Polish banking system began in 1989 when the Parliament adopted the Banking Law and the NBP Act (both as defined below). As a result of these changes in legislation and administrative procedures, a relatively large number of new private banks were established, which later underwent a process of continuous consolidation.

In December 2008, there were 52 domestic commercial banks in Poland, of which 10 were banks with majority Polish held equity and 42 were banks with majority foreign held equity. As at the end of December 2008, 72.3 percent of the commercial banks’ assets were held by foreign controlled banks (including branches of credit institutions). There were also 579 co-operative banks and 18 branches of credit institutions operating in Poland. Moreover, four domestic banks performed services abroad either through a subsidiary or a branch.

As the banking sector in Poland performs mostly commercial banking activities and has not had extensive involvement in investment banking or product structuring linked to subprime debt, it has not been directly affected by the current financial crisis. The sector is to an extent affected by the macroeconomic implications of the crisis. Pre-tax earnings of commercial banks in 2008 were approximately 2.9 percent higher compared to those in 2007, and net earnings were approximately 2.1 percent higher for the same comparative period. The spread between average Polish złoty lending and term deposit rates equaled 3.6 percent in December 2008, compared with 4.4 percent at the beginning of the year. Earnings expansion occurred mainly as a result of the further intensification of banks’ activities in view of favorable macroeconomic conditions. The growth in net earnings was primarily driven by the expansion of the total income from interest, fees and commissions and accompanied by a moderate increase in costs of banking activities.

Since the beginning of 2005, all banks have been required to apply the effective interest rate method to their assets and liabilities valuations at their amortized costs. As at September 30, 2008, 34 domestic banks (most of them incorporated as public listed companies) and 10 branches of foreign credit institutions submit reports on a standalone basis in line with the International Financial Reporting Standards, or IFRS. At the end of December 2008, the irregular asset ratio (defined as the ratio of irregular claims to total claims on non-financial customers) in the banking sector was 4.4 percent, down 0.8 percent compared to 2007. Irregular claims refer to credit exposures where there is a delay in repayment that exceeds three months for corporations (six months for retail loans) and/or the circumstances of the borrower indicate that timely repayment may be unlikely.

During 2008, there has been a further increase in loans to households, especially foreign currency mortgage loans and consumer loans. Foreign currency mortgage loans increased 98.7 percent in 2008 as compared to 2007, with mortgages denominated in Swiss Francs comprising the largest proportion of foreign currency mortgages. There was also high growth in loans to commercial enterprises, mainly due to the growth in project and business development financing.

In June 2006, the legal process of implementation of the Credit Requirement Directive, or the CRD, into the Polish regulatory framework was officially launched by publishing the text of the CRD in Polish. The new legal rules implementing the CRD provisions (Basel II) in the banking sector were introduced on April 1, 2007. A transitional period applied until the end of 2007, during which time banks were allowed to apply existing capital adequacy standards; 46 commercial and all co-operative banks made use of the transition period. According to the results reported by banks up to the date hereof, it is unlikely that the new principles will have had a material impact on the values of their capital adequacy ratios.

The National Bank of Poland

The NBP is the central bank of Poland. The primary legislation governing the NBP is the Act on the National Bank of Poland of August 29, 1997, or the NBP Act, and the Banking Law of August 29, 1997, or the Banking Law, both of which are consistent with EU standards. The NBP has two directing bodies, the President and the Management Board (consisting of the President and six to eight Members, including two Deputy Presidents). Monetary policy decisions are taken by the Monetary Policy Council, or MPC. The President of the NBP is appointed for a six-year term by the Sejm after nomination by the President of the Republic of Poland, with strictly limited rights of removal.

The Constitution of the Republic of Poland and the NBP Act confirm the NBP’s independence which is essential for the credibility of, and a prerequisite for, Poland’s participation in European Economic and Monetary Union, or EMU. According to Article 227, paragraph 1 of the Constitution, the NBP shall have the exclusive right to issue money as well as to formulate and implement monetary policy. The NBP provides banking services to the central government. The NBP acts as banker to the Government and to other banks in the banking system. The NBP operates accounts, amongst others, for banks and central government. The NBP may act as a financial agent to the Government. However, the NBP shall not be liable for the obligations of the State Treasury in this respect.

According to Article 12 of the NBP Act, the role of the MPC is to draw up annual monetary policy guidelines and submit these to the Sejm for its information at the same time as the Council of Ministers submits the draft budget. The MPC determines monetary policy guidelines for each year and, on the basis of those guidelines, makes decisions concerning use of the NBP’s key policy instruments, namely interest rates, required reserve ratios, open market operations, NBP loan and credit facilities and the exchange rate policy. It is also required to present a report to the Sejm on the performance of the monetary policy guidelines within five months of the end of each fiscal year.

Under the NBP Act, the powers of the President are separated from those of the MPC and the Management Board of the NBP. The MPC consists of ten members, namely the President of the NBP as Chairman, and nine other members drawn from outside the NBP. Members are appointed for a tenure of six years. The tenure of all of the current members except for the Chairman began in 2004. The current Chairman, Slawomir Skrzypek, was appointed in January 2007. Three members of the MPC are appointed by the Sejm, three by the Senate and three by the President of the Republic of Poland. The MPC meets at least once a month. It makes decisions by a majority vote and has a quorum of at least five members, including the Chairman. In the event of a tied vote, the Chairman has the deciding vote. The positions taken by MPC members during votes are published in official publications.

The NBP carries out the foreign exchange policy established by the Council of Ministers in consultation with the MPC. The procedure for setting the exchange rate of the złoty against foreign currencies is laid down by the Council of Ministers in consultation with the MPC. Since April 2000 the złoty has been freely floating. The NBP publishes current exchange rates for foreign currencies and rates for other types of foreign exchange and performs its function of central foreign exchange authority by holding and managing the official foreign exchange reserves, and also by conducting banking operations and taking other measures to ensure the safety of foreign exchange operations and international payments liquidity.

The NBP produces a quarterly report which summarizes the performance of banks in general and a semi-annual Financial Stability Report comprising an assessment of the stability of the domestic financial system (especially the banking sector) to real and potential shocks and disruptions. These reports are largely based on banks’ financial statements sent to the NBP on a monthly (balance sheet) or quarterly (profit and loss account) basis.

Monetary Policy

The basic objective of the MPC’s monetary policy is to ensure price stability (i.e., low and stable price inflation), which provides a foundation for economic growth over the long term. In order to achieve this, taking into consideration the increased integration of the Polish economy with the global economy and given the need to anchor inflation expectations at a low level, the MPC’s strategy is based on direct inflation targeting, or DIT. In connection with this strategy, the MPC focuses on factors that could jeopardize low inflation and responds to them by adjusting monetary policy accordingly. The NBP influences price growth indirectly, by controlling short-term interest rates and by influencing expectations of the future level of short-term rates, which exert an impact on inflation through the monetary transmission mechanism.

The permanent inflation target, set forth in the Monetary Policy Strategy adopted by the MPC in February 2003, is 2.5 percent with a symmetrical tolerance range for deviations of +/-1 percentage point. The target is defined in terms of annual CPI inflation. Every year the MPC also publishes the Monetary Policy Guidelines, providing an outline for the monetary policy in a shorter, one year perspective. In the most recent publication, released in September 2008, the MPC confirms that direct inflation targeting is an effective method of ensuring price stability. During most of 2007, inflation hovered around the target of 2.5 percent before increasing markedly towards the end of the year, following a substantial increase in food and energy prices in the world markets. Currently inflation still exceeds the target; in December 2008 the annual growth of CPI was 3.3 percent. In MPC statements released in 2008, the MPC underlined that in the short term inflation in Poland will probably remain elevated, but in the medium term, the NBP will aim to keep inflation in a target range of between 2.5 and 3.5 percent.

The MPC pursues the DIT strategy under a floating exchange rate regime, which should be maintained until Poland’s accession to the European Exchange Rate Mechanism, or ERM II. Participation in ERM II for a period of two years is a condition of Poland’s adoption of the euro.

In 2008, the Government approved the Road Map for Euro Adoption in Poland, or the Road Map, which targeted 2012 for compliance with the Maastricht Criteria and adoption of the euro. In order to complete this goal, the Road Map envisioned entry into ERM II in the second quarter of 2009. However, the recent financial turbulence and sharp deterioration in global economic activity have destabilized the złoty exchange rate and negatively affected the prospects of economic growth in Poland. As entry by a country into ERM II should be preceded by a short period where exchange rate volatility does not significantly exceed the level observed for other entrants into ERM II, current volatility in the złoty exchange rate could postpone entry into ERM II beyond the second quarter of 2009.

Money Supply

In December 2008, the annual rate of growth of broad money supply was 18.6 percent in nominal terms, or 14.8 percent in real terms. Starting from the beginning of the second quarter of 2007 reporting period, the methodology of compiling certain money supply aggregates has been changed. The changes included, amongst others, a modification of the definitions of broad and narrow money aggregates, M3 and Ml, respectively. For the purposes of comparability historical data have been adjusted accordingly. The following table sets out data on monetary aggregates for the periods indicated.

	Year ended December 31,
	2004	2005	2006	2007	2008
	(PLN millions)
Cash in circulation	50,755.6	57,154.7	68,767.6	77,160.0	90,741.2
Demand deposits	131,200.3	163,484.3	207,063.2	258,106.2	258,977.9

Narrow Money (M1)	181,975.8	220,639.0	275,830.9	335,266.2	349,719.1

Time deposits	186,718.3	194,511.3	205,364.0	214,027.5	310,582.5
Deposits redeemable at notice up to three months:	20.0	13.2	15.6	50.6	11.6
Repurchase agreements	5,825.9	9,761.5	10,806.9	8,192.4	3,468.2
Debt securities with maturity below two years	2,994.4	2,200.4	2,932.1	3,757.7	1,797.5

Broad Money (M3)	377,534.5	427,125.4	495,309.5	561,623.8	666,304.6

Annual Changes (%)
Broad Money (nominal)	9.4	13.1	16.0	13.4	18.6
Broad Money (CPI deflated)	4.8	12.3	14.4	9.0	14.8

Source: NBP

Polish monetary statistics are maintained in accordance with the requirements of the European Central Bank and as such, they are directly comparable to the statistics provided by other states applying the same methodology.

Monetary Policy Implementation

Control over interest rates is the NBP’s principal instrument of monetary policy in connection with its strategy to reach predetermined inflation targets. The NBP influences the level of nominal short-term money market rates by determining the yield of open market operations, standing facilities and required reserves.

The NBP’s reference rate reflects the general direction of monetary policy. It determines the yield obtainable on main open market operations, which are executed on a regular weekly basis in the form of issues of NBP bills with a 7-day maturity. As a consequence of liquidity surplus in the banking sector, open market operations are used to absorb excess liquidity from the market. Starting from 2008, the basic operations are conducted on a scale enabling the stabilization of the Polish Overnight Index Average, or POLONIA, around the NBP reference rate. The transition from influencing the level of the Warsaw Interbank Offered Rate Spot Week to the POLONIA rate results from the trends in the term structure of the money market and enables the NBP to more effectively affect the economy through the monetary policy transmission mechanism.

The NBP’s deposit and Lombard rates determine the corridor for overnight interest rates in the interbank market. The deposit facility makes it possible for commercial banks to place their liquidity surplus on a deposit account at the central bank. The Lombard facility enables banks to obtain credit from the central bank on an overnight basis.

The basic function of the required reserve system is to limit the volatility of short-term market interest rates by cushioning the impact of movements in banking sector liquidity. The terms and conditions of the reserve requirements system are uniform for all banks. The reserves ratios applied by the NBP are:

•	zero for repo operations; and

•	3.5 percent for other liabilities included in the reserve base.

Banks are obliged to maintain an average balance of funds on accounts with the NBP during the reserve period at a level not lower than the required reserves. Since May 2004, the holdings of minimum reserves have been remunerated (0.9 percent of the NBP’s rediscount rate).

The following table sets out details of interest rates set by the NBP and changes made to them since 2004:

	Lombard Rate	Reference Rate	Deposit Rate
	(%)
Effective Date
July 1, 2004	7.25	5.75	4.25
July 29, 2004	7.50	6.00	4.50
August 26, 2004	8.00	6.50	5.00
March 31, 2005	7.50	6.00	4.50
April 28, 2005	7.00	5.50	4.00
June 30, 2005	6.50	5.00	3.50
July 28, 2005	6.25	4.75	3.25
September 1, 2005	6.00	4.50	3.00
February 1, 2006	5.75	4.25	2.75
March 1, 2006	5.50	4.00	2.50
April 26, 2007	5.75	4.25	2.75
June 28, 2007	6.00	4.50	3.00
August 30, 2007	6.25	4.75	3.25
November 29, 2007	6.50	5.00	3.50
January 31, 2008	6.75	5.25	3.75
February 28, 2008	7.00	5.50	4.00
March 27, 2008	7.25	5.75	4.25
June 26, 2008	7.50	6.00	4.50
November 27, 2008	7.25	5.75	4.25
December 24, 2008	6.50	5.00	3.50
January 28, 2009	5.75	4.25	2.75
February 26, 2009	5.50	4.00	2.50
March 26, 2009	5.25	3.75	2.25
June 25, 2009	5.00	3.50	2.00

Source: NBP

Foreign Exchange Regulations

In June 1995, Poland liberalized its current account according to Article VIII of the IMF Articles of Agreement. Some degree of restrictions still exist on direct investment in non-OECD countries or countries with which Poland did not conclude agreements on bilateral protection of investments and on real estate, acquisitions and the short-term capital movement transactions (as listed in the OECD Code of Liberalization of Capital Movements).

The złoty is fully convertible in all types of current account transactions and foreign investors are able to purchase foreign currencies with złoty for the transfer of profits and repatriation of capital without the requirement of a special foreign exchange permit. A number of other foreign exchange transactions are generally permitted to be undertaken without obtaining authorization from the NBP.

Further liberalization of foreign exchange transactions with EU and OECD countries followed after the adoption of the new Foreign Exchange Law in 2002 whereby nearly all prior restrictions were abolished.

Exchange Rate Policy

For several years prior to April 2000, Poland used a crawling peg with a fluctuating band system according to which a central exchange rate was established against a basket of currencies and was devalued at a fixed rate. Since April 2000, the złoty has floated freely. The NBP has the right to intervene in foreign exchange markets but has not done so since the złoty floated.

The following table sets out the official NBP exchange rate between the złoty and the U.S. dollar for the periods indicated.

	Year ended December 31,
	2004	2005	2006	2007	2008
End of period	2.9904	3.2613	2.9105	2.4350	2.9618
Average	3.6540	3.2348	3.1025	2.7667	2.4092

Source: NBP

The following table sets out the official NBP exchange rate between the złoty and the euro for the periods indicated.

	Year ended December 31,
	2004	2005	2006	2007	2008
End of period	4.0790	3.8598	3.8312	3.5820	4.1724
Average	4.5340	4.0254	3.8951	3.7829	3.5166

Source: NBP

Bank Regulation

With effect from January 1, 2008, banking supervision is carried out by the Polish Financial Supervision Authority, or the PFSA, as stipulated in the Act of July 21, 2006 on the supervision of the financial market, or the Financial Market Supervision Act. The PFSA started its operations on September 19, 2006 and was formed from the former Polish Securities and Exchange Commission and the Insurance and Pensions Funds Supervisory Commission.

Before this date, banks’ activities were supervised by the Commission for Banking Supervision of the NBP and by its executive body, the General Inspectorate of Banking Supervision, or GIBS, whose role was to enforce banking regulation and to ensure compliance with banking laws, with a view to safeguarding deposits held by banks.

The remit of the PFSA is much broader and its responsibilities include undertaking measures aimed at ensuring the regular operation of the financial market, including its stability, safety and transparency, as well as ensuring confidence in the financial market and protecting the interests of market participants. Consumer-related issues such as customer complaints procedures, financial education and codes of best practice, which received less emphasis prior to January 1, 2008, are top priorities for the PFSA.

GIBS was an independent department of the NBP. As from January 1, 2008 it was incorporated into the PFSA and its employees became employees of the PFSA. The new structure is intended to maintain the strengths of the former banking supervision system and combine them with the PFSA’s corporate culture and the skills of its personnel. Requirements for banking supervision inspectors remain unchanged. Regional branches carry out their previous duties.

According to Article 4 paragraph 1 of the Financial Market Supervision Act, the PFSA’s responsibilities comprise the following:

•	exercising supervision (as defined in Article 1.2) over the financial market;

•	taking actions fostering the proper operation of the financial market;

•	taking actions promoting the development of the financial market and its competitiveness;

•	taking educational and informational actions related to the operation of the financial market;

•	participating in the preparation of drafts of legal acts relating to financial market supervision;

•

creating opportunities for amicable and conciliatory resolution of disputes between the participants of the financial market, including in particular, disputes arising from contractual relationships between the entities subject to the PFSA’s supervision and the customers buying their services; and

•	performing other statutorily assigned tasks.

According to Article 133, paragraph 1 of the Banking Act, the activities of banks, branches and representative offices of foreign banks, as well as branches and representative offices of credit institutions, shall be subject to supervision exercised by the PFSA, the scope and principles of such supervision being set out in the Banking Act and the Financial Market Supervision Act. According to Article 147, paragraph 1 point 2 of the Banking Law, the PFSA may, in circumstances specified in the Banking Law, repeal an authorization to create a bank or may liquidate a bank. In certain circumstances specified in the Banking Act, the PFSA shall order the suspension of a bank’s operations and petition the court of appropriate jurisdiction for a declaration of bankruptcy.

The current supervisory requirements include among others: (i) capital adequacy principles, consistent with EU Directives, being a minimum 8.0 percent risk-weighted capital ratio calculated in accordance with international standards, (ii) classification of banks’ assets and application of specific provisions with respect to problem loans (ranging from 100.0 percent for “loss”, 50.0 percent for “doubtful”, 20.0 percent for “substandard”, and 1.5 percent for “watch” loans), and (iii) large exposure limits, consistent with EU directives, including 20.0-25.0 percent of capital for individual exposures and 800.0 percent for aggregate large exposures. Since April 1, 2007, banks have been moving to Basel II rules (CRD). However, this process is gradual, as a majority of the banks operating in Poland chose an option to remain under Basel I regulation in 2007. Banks which have adopted IFRS (approximately 75.0 percent of the banking sector assets) assess the value of impaired assets and respective provisions according to their individually accepted methodologies.

The Banking Law also provides rules and procedures for the establishment and the organization of state banks, co-operative banks and joint-stock banks as well as establishing a requirement for the approval of the PFSA for the execution of voting rights exceeding 10.0 percent (and specified percentage thresholds thereafter) of votes at a bank’s shareholder meeting if, as a result of acquisition of the bank’s shares, a shareholder exceeds a specified percentage increase with respect to voting rights.

The Bank Guarantee Fund, or the BGF, is a bank-funded deposit insurance scheme used to guarantee deposits with Polish banks in złoty and foreign currencies. A revision of the Act on the Bank Guarantee Fund, or the BGF Act, enacted on October 23, 2008 increased the guaranteed amount for bank deposits covered by the BGF to €50,000. The €50,000 guarantee applies to individuals and is assigned to deposits held in one bank. If a number of deposits are held in one bank, the guarantee covers all the deposits, but only for the aggregate amount of €50,000. In addition, in accordance with the BGF Act, the Council of Ministers may, by regulation, temporarily establish a higher guaranteed amount for purposes of ensuring stability of the banking system and protection the interests of depositors. The BGF Act does not currently provide for any guarantee cover for deposits at risk held in the cooperative savings and loan societies (so-called SKOKs), because these entities do not participate in the BGF.

On February 12, 2009, the Parliament passed a bill with respect to the State Treasury providing support to financial institutions. On February 25, 2009, the bill was signed by the Polish President. The bill provides that the Minister of Finance, representing the State Treasury, at the request of a financial institution after consultation with the Chairman of the PFSA and the President of the NBP will be able to provide financial institutions established in Poland with support in a crisis. The support will be given by way of, among other things, granting loans by purchasing securities. The bill provides new support instruments for the interbank market and financial institutions which, in the event of a crisis, are aimed at allowing these institutions to maintain their financial liquidity. These instruments include Treasury guarantees, loans and securities, as well as, deferred payments and installment payments with respect to the sale of Treasury securities. Further, the bill also provides for state guarantees for interbank deposits. They will only be able to be granted to banks considered “safe” and sufficiently strong in terms of capital. The new solutions will also allow support to be given to the NBP. Pursuant to the bill, the State Treasury will be able to grant a guarantee of repayment by banks taking advantage of the refinancing facility granted by the NBP. Such a guarantee may be given for up to 50.0 percent of the outstanding amount of the refinancing facility.

Poland has taken a variety of measures to address the current global financial crisis. See “The Economy—Recent Trends in the Economy”.

Capital Markets

Warsaw Stock Exchange

In 1991, Poland enacted legislation regarding public trading in securities and the establishment of the Warsaw Stock Exchange, or the WSE. In 1994, the WSE was admitted to the World Federation of Stock Exchanges as a full member. The WSE consists of the main market and the parallel market and also acts as an operator of the multilateral trading facility established in August 2007 called New Connect. Admission to trading on the main market requires a larger market capitalization and stricter disclosure requirements.

Current securities legislation regulates the public offering of securities and the operations of securities brokers. The PFSA has enforcement powers and supervises the financial market, including the securities and commodities markets. See “Monetary and Financial System—Bank Regulation”.

Since July 2005, trading of securities has been regulated by three acts: the act on public offering, conditions governing the introduction of financial instruments to organized trading and public companies of July 29, 2005, the act on trading in financial instruments of July 29, 2005 and the act on capital market supervision of July 29, 2005. These acts replaced the former act on public trading of securities and were significantly amended in 2009.

Since January 1998, futures contracts based on the WIG20, the blue chip index, have been quoted on the WSE. In January 2001, the first equity futures contracts were introduced and in February 2002 futures contracts on MIDWIG, the WSE’s MidCap index, were launched. The MIDWIG index was replaced by the mWIG40 index on March 19, 2007. In September 2003, options based on the WIG20 began trading. Since February 2005, futures contracts on treasury bonds have been traded and since October 2005, equity options have been available to investors.

Settlement in Poland is conducted on a delivery-versus-payment basis. Each investor is required to hold a securities account and a cash account with a local broker or custodian. Each broker and custodian is required to hold a securities account in the National Depository for Securities and maintain a cash account with a clearing bank. The system is fully computerized.

All securities admitted for trading on a regulated market are traded in book-entry form only. Shareholders are supplied with deposit certificates and account statements by the broker or custodian with whom they hold an account.

In December 2008, there were 49 members of the WSE (including brokerage entities and banks). Out of the total of 58 brokerage entities operating in Poland in December 2008, 13 were banks conducting brokerage activities and 45 were independent entities. There were also 19 banks providing investment accounts, 1,992 licensed securities brokers, 145 commodities brokers and 271 licensed investment advisors.

At the end of 2008, instruments listed on the WSE comprised equity securities of 374 companies (including 25 foreign companies), 51 bond issues, 47 investment certificate issues, 41 series of futures contracts, 176 series of options and 45 structured products.

Foreign investors may trade on the WSE on the same terms as domestic investors and may freely repatriate trading profits in a foreign currency.

The following table sets forth selected indicators relating to the equity component of the WSE for the periods indicated.

	Year ended December 31,
	2004	2005	2006	2007	2008
Market capitalization(1)
(in PLN millions)	291,698	424,900	635,909	1,080,257	465,115
(in U.S.$ millions)	97,545	130,285	218,488	439,737	157,038
(% of GDP)	28.0	41.0	60.0	101.0	44.0
Turnover in PLN millions(2)	119,518	197,033	338,696	479,480	331,316
WIG index	26,636	35,601	50,412	55,648	27,229
Average P/E ratio	24.4	15.5	13.5	17.7	11.0
Dividend Yield	1.5	1.87	2.6	2.0	3.1
Listed companies	230	255	284	351	374

(1)	Includes domestic and foreign companies
(2)	Includes both purchases and sales and off-season block transactions with shares

Source: Ministry of Finance, NBP, WSE

In addition to the WSE, there is also a secondary regulated over-the-counter, or OTC, market called the MTS-CeTO S.A. MTS-CeTO S.A. was originally established in January 1996, under the name of Centralna Tabela Ofert, or CeTO, on the initiative of over 20 of the largest Polish banks and brokerage houses. In November 2000 CeTO became a part of the WSE group. In the second half of 2001, the activities of Centralna Tabela Ofert and Polska Gielda Finansowa were consolidated, which resulted in their continuing activity under the name of CeTO. In May 2004, CeTO became a part of the strategic alliance with MTS Group, changing its name to the present one. MTS-CeTO S.A. is responsible for providing infrastructure for securities trading on the regulated off-exchange market and also for organizing the non-regulated market of public debt securities trading (exempt from PFSA supervision).

Investment Funds

In Poland, investment funds operate under the provisions of the Act on Investment Funds of May 27, 2004. In accordance with this act, investment funds may be created as an open-end investment fund (UCITS), specialized open-end investment fund or a closed-end investment fund. This act significantly broadened the range of investment funds by adding new products such as umbrella funds, funds of funds, master-feeder funds, funds with various participation unit categories, money market funds, securitization funds, exchange traded funds and non-public asset funds, the latter being created to foster the growth of the private equity sector in Poland.

By the end of December 2008, the PFSA had granted permits to 39 fund management companies that run 324 investment funds. The value of assets managed by Polish investment funds in December 2008 was PLN 73.7 billion (U.S.$24.88 billion).

Pension Funds

At the end of December 2008, there were 14 pension funds in Poland with total assets of PLN 138.75 billion and a three year weighted average rate of return of 2.93 percent (calculated for the period from March 31, 2006 to March 31, 2009).

Treasury Securities

Treasury bonds and bills denominated in PLN are sold at regular auctions by the State Treasury. The primary domestic market is based on a selected group of banks acting as primary dealers.

The following table sets forth certain information with respect to the sale of treasury securities on the domestic market in 2009.

	January	February	March	April	May
	(PLN billions)
Gross sales of treasury securities
Treasury bonds	11.0	2.2	8.3	12.5	8.8
Treasury bills	2.6	6.5	9.4	7.8	6.5

Total	13.6	8.7	17.7	20.3	15.3

Net sales of treasury securities
Treasury bonds	4.6	1.9	3.9	7.0	(4.1)
Treasury bills	(1.2)	0.8	4.6	4.6	0.5

Total	3.4	2.7	8.5	11.6	(3.6)

Trading of treasury bonds is conducted on three secondary markets: the OTC market, the MTS Poland and the WSE. In 2008 the value of treasury bond transactions decreased by 14.0 percent to PLN 6,386.2 billion, compared to 2007. The largest market, on the basis of turnover, is the OTC market which in 2008 accounted for almost 98.7 percent of the total turnover of treasury securities, while the MTS Poland accounted for approximately 1.3 percent and the WSE accounted for less than 0.1 percent.

The main holders of treasury bonds issued on the domestic market at the end of 2008 were as follows: domestic institutional investors (non-banking sector) PLN 216.3 billion (58.7 percent), domestic banking sector PLN 97.2 billion (26.4 percent) and foreign investors PLN 55.3 billion (15.0 percent).

The average time to maturity, or ATM, of domestic marketable debt decreased slightly from 4.33 years at the end of 2007 to 4.23 years at the end of 2008. The duration stabilized (an increase from 2.85 years to 2.86 years respectively). This was primarily due to an increase in the share of Treasury bills (from 5.9 percent to 12.0 percent), which accounted for a greater role in financing borrowing requirements.

Insurance Market

As at September 30, 2008, the total assets of Poland’s insurance companies amounted to approximately PLN 140.0 billion. Assets of the life insurance sector amounted to approximately PLN 87.7 billion, while assets of the non-life insurance sector were PLN 52.3 billion. Investments of insurance companies were primarily held in debt securities and other fixed income securities (46.6 percent), followed by deposits with credit institutions (15.7 percent), shares or participating interests in subordinated undertakings (6.7 percent) and shares, participating interests and other variable yield securities, units and investment certificates in investment funds (4.6 percent).

According to industry data, as at September 30, 2008 the largest market share by gross premiums written was held by PZU Zycie S.A. (23.9 percent), followed by PZU S.A. (14.3 percent), Commercial Union Polska TU Zycie S.A. (23.9 percent) and TunŻ Europa Życie (5.0 percent). As at September 30, 2008, there were 46 insurance companies controlled by foreign investors (compared with 45 as at December 31, 2007 and 46 as at December 31, 2006). In addition, two other insurance companies controlled by foreign capital were issued authorizations in June 2008. As at the end of the third quarter of 2008, FDI in the insurance market reached PLN 4.0 billion, as compared to PLN 3.8 billion as at December 31, 2007 and 3.7 billion as at December 31, 2006. At the end of the third quarter of 2008, foreign capital accounted for 76.8 percent of the total equity capital of insurance companies in Poland, as compared to 76.4 percent at the end of 2007 and 77.0 percent at the end of 2006.

As at September 30, 2008, there were 67 licensed insurance companies operating in Poland. Of these, 31 were life and 36 were non-life insurance companies. One company, which received authorization in June 2008, has not yet begun operations.

PUBLIC FINANCE

The Polish public finance system is comprised of the State budget, local budgets, extra-budgetary units, agencies and other entities. It is divided into three sub-sectors: central, local and social security. There are some differences in the scope of the sector and accounting methods as compared to the general government sector (as defined in the EU’s European System of Accounts 95, or ESA95).

Over the last few years the Polish fiscal balance has improved. It has been a result of good macroeconomic performance on the one hand, and measures undertaken to reform the public finance on the other. A considerable reduction of the general government deficit in 2007 and favorable prospects of further improvements of the general government balance contributed to the abrogation by the Ecofin Council in July 2008 of the Excessive Deficit Procedure, which had been in force since 2004.

General Government Balance

The following table sets out the general government balance (calculated pursuant to ESA95) for the years indicated.

	2004	2005	2006	2007	2008
	(as a % of GDP)
General government balance	(5.7)	(4.3)	(3.9)	(1.9)	(3.9)
Central government	(5.4)	(4.3)	(4.2)	(3.1)	(4.2)
Local government	0.0	(0.2)	(0.4)	0.1	(0.2)
Social security funds	(0.3)	0.2	0.7	1.1	0.5

Source: Central Statistical Office

The following table sets out State budget revenues and expenditures using the Polish methodology for the years indicated. The Polish methodology differs from ESA95 in two significant respects, first, under ESA95 revenues and expenditures are calculated on an accrual basis, whereas a cash basis is used under the Polish methodology and, second, the scope of the public sector is defined differently under the two methodologies (for example, research and development units are excluded under ESA95 and included under the Polish methodology).

	2004	2005	2006	2007	2008(1)	2009(2)
	(PLN millions, except as otherwise indicated)
Total revenue	156,281	179,772	197,640	236,368	254,084	303,035
Total expenditure	197,698	208,133	222,703	252,324	278,674	321,221
Balance	(41,417)	(28,361)	(25,063)	(15,956)	(24,590)	(18,186	)*
GDP (PLN billions)	925	983	1,060	1,175	1,267	1,359
	(as a % of GDP)
Total revenue	16.9	18.3	18.6	20.1	20.1	22.3
Total expenditure	21.4	21.2	21.0	21.5	22.0	23.6
Balance	(4.5)	(2.9)	(2.4)	(1.4)	(1.9)	(1.3)

(1)	Estimate.
(2)	Budget Act for 2009.
(*)	In January 2009 various expenditure cuts were announced.

Source: Ministry of Finance, Central Statistical Office

The following table sets out certain information regarding total revenues and expenditure for local governments for the years indicated.

	2004	2005	2006	2007	2008
	(PLN millions, except for percentages)
Total revenues	91,504	102,912	117,040	131,380	142,569
Total expenditure	91,387	103,807	120,038	129,113	145,183
Balance	117	(895)	(2,998)	2,267	(2,614)
As % of GDP	0.01	(0.1)	(0.3)	0.2	(0.2)
GDP	924,538	983,302	1,060,031	1,175,266	1,266,600

Source: Ministry of Finance, Central Statistical Office

The State Budget

The Budget Process

The fiscal year for the Government is the calendar year. Under the Constitution, the Council of Ministers must present a draft budget to the Sejm at least three months prior to the start of each fiscal year. The budget then proceeds through the regular legislative process. If a budget has not been approved by the Sejm and the Senate before the beginning of the new fiscal year, the Government is empowered by law to manage public finances on the basis of the draft budget until a budget is adopted. If no budget has been agreed by Parliament and presented to the President for signing within four months of the Council of Ministers submitting the draft to the Sejm, the President may dissolve Parliament.

The 2009 Budget Act

On January 9, 2009, the President signed the 2009 Budget Act. It provides for revenues of PLN 303.0 billion, an increase of 7.5 percent compared to 2008 (as provided in the 2008 Budget Act), and expenditures of PLN 321.2 billion, an increase of 3.9 percent compared to 2008 (as provided in the 2008 Budget Act).

The following table sets out State revenues in nominal terms and as a percentage of GDP for the years indicated.

	2004	2005	2006	2007	2008
	(PLN millions)
Nominal Revenues
TOTAL REVENUE	156,281.2	179,772.2	197,639.8	236,367.5	255,711.3
Tax Revenue	135,571.3	155,859.5	174,876.0	206,385.2	219,499.4
VAT and other Indirect taxes	100,991.5	115,671.8	127,412.4	146,482.1	153,577.7
Corporate Income Tax	13,071.7	15,762.4	19,337.5	24,540.2	27,159.7
Personal Income Tax	21,506.2	24,423.0	28,125.3	35,358.5	38,658.5
Non-tax Revenue	18,122.3	21,465.3	20,779.1	22,448.3	21,473.0
Dividends	1,810.4	3,161.5	4,045.2	3,622.5	3,319.8
Transfers from the NBP	4,056.8	4,168.0	1,158.0	2,478.3	-
Custom Duties	2,281.0	1,270.6	1,385.9	1,747.6	1,728.8
Revenue of Budgetary Units	8,197.1	10,844.0	11,176.1	11,795.3	11,091.2
Other Non-tax Revenue	1,614.5	1,615.9	2,288.9	2,470.8	2,869.7
Restructuring fee	(21.6)	-	-	-	-
Foreign Revenue	183.9	405.3	725.0	333.8	298.7
Contributions to State budget from EU	2,587.7	2,447.3	1,984.7	-	-
Revenue from EU and other non-returnable means	-	-	-	7,534.1	14,739.0
GDP	924,538.0	983,302.0	1,060,031.0	1,175,266.0	1,266,600.0

	(as a % of GDP)
Revenues as a percentage of GDP
TOTAL REVENUE	16.9	18.3	18.6	20.1	20.2
Tax Revenue	14.7	15.9	16.5	17.6	17.3
VAT and other Indirect taxes	10.9	11.8	12.0	12.5	12.1
Corporate Income Tax	1.4	1.6	1.8	2.1	2.1
Personal Income Tax	2.3	2.5	2.7	3.0	3.1
Non-tax Revenue	2.0	2.2	2.0	1.9	1.7
Dividends	0.2	0.3	0.4	0.3	0.3
Transfers from the NBP	0.4	0.4	0.1	0.2	-
Custom Duties	0.2	0.1	0.1	0.1	0.1
Revenue of Budgetary Units	0.9	1.1	1.1	1.0	0.9
Other Non-tax Revenue	0.2	0.2	0.2	0.2	0.2
Restructuring fee	-	-	-	-	-
Foreign Revenue	-	-	0.1	-	-
Contributions to state budget from EU	0.3	0.2	0.2	-	-
Revenue from EU and other non-returnable means	-	-	-	0.6	1.2

Source: Ministry of Finance

The following table sets out certain information regarding State budget expenditure in nominal terms and as a percentage of GDP for the years indicated.

	2004		2005	2006	2007	2008(6)	2009(6)
	(PLN millions, except as otherwise indicated)
Total State Budget Expenditure	197,698		208,133	222,703	252,324	308,983	321,221
of which
Subsidies(1)	1,984		1,972	2,036	1,951	2,835	3,392
Foreign Debt Service	4,179		3,690	4,479	4,890	5,925	6,180
Social Insurance	48,483	(5)	44,966	50,333	54,225	64,314	64,635
Current Expenditure of the Budget Sphere	75,624		82,774	86,114	89,229	99,035	100,549
Settlements with Banks, Domestic Debt Service and Guarantees(2)	19,722		22,324	24,296	23,802	21,885	26,561
Capital Expenditure(3)	11,080		10,167	11,066	13,260	16,942	18,306
Subsidies to Local Authorities(4)	30,801		32,487	34,540	36,756	40,685	45,320
EU own resources	5,825		9,753	9,839	10,629	12,092	12,384
Financing EU co-financed projects	x		x	x	17,582	45,270	43,894

GDP (PLN billions)	925		983	1,060	1,175	1,267	1,359

	(as a % of GDP)
Total State Budget Expenditure	21.4		21.2	21.0	21.6	24.7	23.6
of which
Subsidies(1)	0.2		0.2	0.2	0.2	0.2	0.2
Foreign Debt Service	0.5		0.4	0.4	0.4	0.5	0.5
Social Insurance	5.2	(5)	4.6	4.7	4.6	5.1	4.8
Current Expenditure of the Budget Sphere	8.2		8.4	8.1	7.6	7.8	7.4
Settlements with Banks, Domestic Debt Service and Guarantees(2)	2.1		2.3	2.3	2.0	1.7	2.0
Capital Expenditure(3)	1.2		1.0	1.0	1.1	1.3	1.3
Subsidies to Local Authorities(4)	3.3		3.3	3.3	3.1	3.2	3.3
EU own resources	0.6		1.0	0.9	0.9	1.0	0.9
Financing EU co-financed projects	x		x	x	1.5	3.6	3.2

Notes:

(1)	Subsidies to enterprises
(2)	From 2008, information regarding “Settlements with Banks” is included in “Current Expenditure of the Budget Sphere”
(3)	Capital expenditure include investments and equity contributions
(4)	General subsidies to local governments
(5)	Due to a change in methodology a transfer to open pension funds of PLN 11,399 million is treated as a financing item and not as expenditure
(6)	The 2008 and 2009 Budget Act
x	Not available

Source: Ministry of Finance

Financing the State Budget Deficit

In June 2009, the Ministry of Finance determined that the budget deficit and net borrowing and gross borrowing for 2009 will exceed the original projections of PLN 18.2 billion, PLN 43.0 billion and PLN 154.8 billion, respectively. Updated projections with respect to these figures are expected at the end of July 2009, however the budget deficit is currently expected to be approximately PLN 27 billion. Borrowing needs are financed mainly in the domestic market but there is flexibility to allow for financing from foreign sources depending upon the objectives of the debt management strategy. The instruments used on the domestic market are dependent on the market situation, but financing is mostly obtained through the sale of Treasury bonds, especially two-year zero-coupon bonds and five-year fixed bonds. Ten and twenty-year fixed rate bonds are also sold. Treasury bills are used as a budget liquidity management tool as well as a source of financing. Most of the Treasury securities are sold to domestic institutions, including banks, pension funds, insurance companies and investment funds. Foreign investors have increased investments in Poland during the beginning of 2009 in contrast to 2008 when foreign investments decreased. Foreign financing is derived mainly from the sale of medium and long term Treasury bonds denominated in foreign currencies (primarily in Euro) and loans from international financial institutions (mainly the EIB and World Bank). There may also be various debt issuances in the international financial markets based on the economic situation in the relevant market.

Revenues

The principal source of State budgetary revenues is taxation. The principal taxes in the Polish tax system are a tax on goods and services, or VAT, corporate income tax, or CIT, personal income tax and excise tax. There are also local taxes collected directly by the local authorities or tax offices acting on behalf of such authorities. Local taxes include agricultural tax, forest tax, real property tax and transport vehicles tax.

Corporate Income Tax

In order to increase the competitiveness of the Polish economy, the CIT rate has been gradually reduced from 40.0 percent at the end of 1996 to the current rate of 19.0 percent.

For the purposes of the equal treatment of entities located in Poland and in other EU Member States, provisions regarding the taxation of dividends were changed with effect from January 1, 2007. Currently dividends are subject to a 19.0 percent withholding tax, unless a relevant double taxation treaty provides otherwise. Nevertheless, income from dividends is exempted from taxation if dividends are paid by a Polish company to entities with their seat in Poland, another EU Member State, an EEA Member State or to Switzerland and provided certain other specific requirements are fulfilled.

Interest and royalties paid to foreign entities are subject to a 20.0 percent withholding tax, unless a relevant double taxation treaty provides otherwise. As at July 1, 2013, interest and royalties will be exempted from income tax, provided that the amounts are gained by a company from an EU Member State other than Poland and certain other requirements are fulfilled. However, during the transitional period from July 1, 2005 until June 30, 2009, the rate of income tax is 10.0 percent and 5.0 percent from July 1, 2009 until June 30, 2013.

Personal Income Tax

For the 2009 fiscal year, personal income tax is levied on personal income at progressive tax rates of 18.0 percent with respect to the initial PLN 85,528 earned and 32.0 percent thereafter. Taxpayers who run a business are entitled to choose a different form of income taxation with a flat rate of 19.0 percent. In a limited number of cases those taxpayers can choose to pay income tax on a lump sum basis. Income derived from interest on savings, bonds and investment funds is subject to a 19.0 percent withholding tax.

Value Added Tax

All business activities in Poland are subject to VAT on the supply of goods and services at the following rates: 22.0 percent (standard rate); 7.0 percent (reduced rate on, for example, foodstuffs, medicines, new housing structures, passenger transport, housing construction services and restaurant services); 3.0 percent (on, inter alia, unprocessed agricultural products) or zero (reduced rate on, inter alia, books and specialist periodicals, export and intra-Community supplies and selected services such as international transport and inward processing). Furthermore, the VAT system provides for exemptions (without the right to deduct the input tax) which apply to some services, such as educational services, health care and social services and financial services (with exceptions).

Excise Tax

Since May 2004, excise goods have been divided into harmonized goods: energy products, alcohol beverages (ethyl alcohol, intermediary products, fermented beverages, wine and beer) and tobacco products and into non-harmonized goods, such as electricity, cars, cosmetics and gambling machines.

New excise provisions came into effect in March 1, 2009. These provisions resulted in various changes to excise rates, including increases in the excise rates on ethyl alcohol, beer, wine, cigars and certain automobiles. These changes are expected to increase the State’s revenue from excise duty significantly. Excise income is budgeted to be approximately PLN 58,110 million in 2009.

Expenditures

For a discussion of the major components of State expenditures, see “The Economy—Social Security System”.

Extra Budgetary Funds

The following table sets out certain information regarding selected extra budgetary funds for the years indicated.

	2004	2005	2006	2007	2008(1)
	(PLN millions)
Social Insurance Fund
Revenues	109,842	112,592	125,392	129,721	137,330
Transfers from State budget	22,959	20,112	24,483	23,893	33,230
Transfers to Open Pension Funds	10,613	12,575	14,920	16,219	19,911
Expenditure	108,658	111,169	119,763	123,755	136,133
Pension Fund
Revenues	16,307	15,887	16,205	15,942	16,185
Transfers from State budget	15,130	14,710	14,933	14,681	14,868
Expenditure	16,339	16,035	16,039	15,460	16,794
Labour Fund
Revenues	7,097	6,794	7,512	8,386	9,110
Budget Transfers	1,336	253	268	287	322
Expenditure	9,142	5,587	5,514	5,353	5,756
Health Fund
Revenues	31,745	34,258	37,577	44,020	52,810
Budget Transfers to National Health Fund	2,301	2,336	2,137	3,717	5,127
Health premiums financed by State budget	2,265	2,304	2,122	2,542	3,575
Funds for execution of commissioned tasks	37	27	4	12	10
State budget subsidy for healthcare of specific type of beneficiaries	-	5	11	17	73
State budget subsidy for medical rescue units	-	-	-	1,146	1,469
Transfers from National Health Fund to State budget	101	323	321	80,183	-
Expenditure	31,090	33,534	36,709	42,257	51,658

(1)	Preliminary data

Source: Ministry of Finance

PUBLIC DEBT

Overview

For reporting purposes relating to external and internal debt, Poland classifies as public debt only debt incurred directly by the State (State Treasury debt), by local governments and by entities within the public finance sector. It does not include debt incurred by State-owned financial institutions, other State-owned enterprises or the NBP.

In addition, the State Treasury provides certain State guarantees and sureties to cover liabilities of Polish entities. As at December 31, 2008, the amount of such guarantees (including expected interest payments) was PLN 31.5 billion, of which PLN 22.9 billion related to guarantees provided to cover liabilities of Polish entities indebted to foreign entities.

The following table sets out total public sector debt as at the dates indicated.

	As at December 31,
	2004	2005	2006	2007	2008
	(PLN millions)
Public finance sector debt	431,434	466,591	504,264	527,442	597,796
Central Government sector debt	402,974	439,334	477,920	500,214	566,915
of which
State Treasury debt	401,379	438,416	476,552	498,963	565,461
Local government sector debt	18,398	20,172	23,283	24,483	28,106
Social Security sector debt	10,061	7,084	5,060	2,745	2,775

Source: Ministry of Finance

State Treasury Debt

The Ministry of Finance classifies debt as internal or external according to two criteria: the place of issue and residence of the targeted investors. On the basis of the first of these criteria, all instruments issued in the domestic market regardless of the status of their holder (domestic or foreign) are classified as internal debt and on the basis of the second, all instruments, regardless of the market in which they are issued, are classified as external or internal according to the residence of the holder. In “Total External Debt”, Poland’s gross external debt is classified on the basis of the residence of the creditor. For purposes of this section, where debt is classified as internal or external based on the place of issue criterion, internal debt and external debt will be referred to as domestic debt and international debt, respectively.

In nominal terms, Poland’s total State Treasury debt has grown from PLN 403.0 billion at the end of 2004 to PLN 601.1 billion at the end of March 2009. This nominal growth came primarily from growth in domestic State Treasury debt used to finance budget deficits and to make payments to external creditors.

In 2003, 2006, 2007 and 2008 Poland repurchased the majority of its outstanding Brady Bonds, issued by the State Treasury in 1994 to Poland’s creditors in connection with its commercial debt restructuring. See “—External State Treasury Debt”.

The following table sets out categories of the State Treasury’s debt as at the dates indicated as aggregate amounts and as percentages of nominal GDP:

	As at December 31,					As at March 31,
	2004	2005	2006	2007	2008	2009
	(PLN millions except for percentages)
Domestic State Treasury Debt	291,659	315,479	352,328	380,409	420,202	434,259
As a percentage of GDP	31.5%	32.1%	33.2%	32.4%	33.0%	-
International State Treasury Debt	111,202	124,689	126,198	121,122	149,744	166,814
As a percentage of GDP	12.0%	12.7%	11.9%	10.3%	11.8%	-
Total State Treasury Debt	402,860	440,167	478,526	501,531	569,946	601,073
As a percentage of GDP	43.6%	44.8%	45.1%	42.7%	44.8%	-
GDP	924,538	983,302	1,060,031	1,175,266	1,271,715	-

Source: Ministry of Finance

Debt Management

Under Polish law, the Minister of Finance supervises the level of public debt. This supervision is two-fold: direct (in the case of the State Treasury) and indirect (in the case of other entities in the public finance sector, which is autonomous in contracting liabilities).

Polish regulations are intended to restrict the growth of public debt primarily by establishing limits on public debt measured in relation to GDP. The Polish Constitution bans the incurrence of liabilities resulting in public debt exceeding 60.0 percent of GDP, whereas the Public Finance Act of June 30, 2005 sets thresholds at 50.0, 55.0 and 60.0 percent of GDP, violation of which is followed by sanctions to prevent the Constitutional limit from being crossed. A draft of a new Public Finance Act, sent by the Government to the Parliament, incorporates new thresholds (47.0, 52.0, 55.0 and 60.0 percent) and strengthens prudential and remedial procedures.

Since the accession to the European Union, Poland has also been obliged to observe the Maastricht Criteria, including deficit (3.0 percent of GDP) and public debt (60.0 percent of GDP) limits. Failure to meet the Maastricht Criteria could result in a delay to Poland’s ability to adopt the euro. In May 2009, the European Commission announced that it had initiated an excessive deficit procedure for Poland, due to the fact that Poland’s budget deficit exceeded the 3.0 percent threshold established by the Maastricht Criteria. Poland was previously under an excessive deficit procedure from 2004 until July 2008.

The Public Finance Act of 2005 requires the debt management strategy (covering a three-year period) to be prepared on an annual basis, approved by the Council of Ministers and sent to the Parliament together with the draft budget act for the coming year.

The objective of the debt management strategy as stated in the Public Finance Sector Debt Management Strategy in the years 2009-2011 (approved by the Council of Ministers in 2008) is the minimization of long-term debt servicing costs subject to maintaining appropriate levels of refinancing risk, exchange rate risk, interest rate risk, State budget liquidity risk, other risks (in particular credit and operational risks) and distribution of debt servicing costs over time.

This objective will be pursued through two key strategies:

•

choice of instruments, which entails minimization of cost within the timeframe of longest maturities of debt instruments with a significant share in debt volume, through the choice of markets, debt management instruments, structure and issuance dates; and

•

increasing the efficiency of the Treasury Securities market, which entails aiming to have the spread between Treasury Securities issued by Poland and EU countries with highest credit ratings reflect only the difference in creditworthiness between the nations and not inefficiencies in the organization or infrastructure of the Treasury Securities market.

The scope of implementing the cost minimization objective provides for flexibility in choosing the market, currency and instrument type in financing the borrowing requirements. The domestic market will remain the main source of financing for the State budget borrowing requirements. Foreign markets issuance should primarily:

•	take foreign currency borrowing requirements of the State budget into account, including principal and interest payments;

•	strengthen Poland’s position in the euro market, which is of strategic importance due to the perspective of full integration under the EMU;

•	ensure that Poland has access to the investor base in other major financial markets; and

•	stabilize the domestic market, should temporary disturbances in the domestic market occur.

Any steps taken to minimize the servicing costs of long term debt will be subject to constraints related to the debt structure. Accordingly, the debt management strategy has been tailored to address these constraints.

Refinancing Risk

In an attempt to manage refinancing risk, there will be a further increase in the role of medium- and long-term instruments in financing the State budget borrowing requirements in the domestic market at a pace dependent on the investors’ demand. The debt management strategy aims for an even distribution of redemptions and interest payments of domestic and foreign debt in subsequent years. Further, it is intended for the ATM of domestic debt to be at least five years by 2011. It is assumed that the current level of foreign debt refinancing risk does not restrain cost minimization.

Exchange Rate Risk

In an attempt to manage exchange rate risk, the debt management strategy is designed to maintain the exchange rate risk measured by the share of foreign currency debt in State Treasury debt in the period preceding the entry to the euro zone to between 20.0 and 25.0 percent and an effective (after swaps) share of the euro, as a future domestic currency, of at least 70.0 percent. Derivatives may also be used in managing the exchange rate risk in order to target the currency structure of debt.

Interest Rate Risk

In an attempt to manage interest rate risk, the debt management strategy is designed to maintain the term of domestic debt between 2.5 and 4 years and to separate the management of the interest rate and refinancing risks by using floating rate bonds, inflation-linked bonds and derivatives. It is assumed that the current level of foreign debt interest rate risk does not restrain cost minimisation.

State Budget Liquidity Risk

In an attempt to manage State budget liquidity risk, the debt management strategy is designed to maintain an adequate level of liquid State budget funds while managing them efficiently and budgeting the supply of treasury securities appropriately throughout the year, taking into account seasonal considerations as well as current and expected market conditions.

Credit Risk and Operational Risk

In an attempt to manage credit and operational risks, the debt management strategy includes entering into derivatives transactions with domestic and foreign entities of high creditworthiness and the use of instruments designed to limit credit risk. Diversification of the various derivative instruments is an important component of this approach.

Distribution of Debt Servicing Costs Over Time

Two goals of the debt management strategy involve setting bond coupons at levels close to their yields over the sales period and the smooth distribution of annual debt servicing costs, in each case through the use of available instruments, especially switching auctions and derivatives.

Internal State Treasury Debt

Poland’s internal State Treasury debt has increased from PLN 291.7 billion (31.5 percent of GDP) at the end of 2004 to PLN 420.2 billion at the end of 2008 (33.0 percent of GDP) and to PLN 434.3 billion at the end of March 2009.

The internal public debt comprises three categories:

•

marketable Treasury Securities with maturities of up to 30 years, including short-term Treasury bills, as well as fixed, floating rate and CPI-linked securities, offered on the domestic primary market through auctions at market prices to Treasury Securities dealers, and fixed and floating rate bonds sold through the national network of Customer Service Outlets, or CSOs, to individuals at prices fixed by the issuer;

•

securities not freely marketable, issued in the past to certain domestic State-owned financial institutions, and certain other State debt in the form of long-term liabilities issued in connection with the restructuring of the State banking system and other debt; and

•	savings bonds, which are sold through the CSOs to individuals at nominal value, are not freely marketable and currently have maturities of up to ten years.

At the end of March 2009, marketable Treasury Securities constituted approximately 98.0 percent of domestic State Treasury debt.

The Ministry of Finance auctions Treasury bills at a discount from face value with maturities of up to 52 weeks.

External State Treasury Debt

At the end of March 2009, Poland had PLN 166.8 billion (U.S.$47.1 billion) of external State Treasury debt outstanding. Approximately 79.9 percent of this debt is in the form of sovereign bonds issued abroad. Other categories include loans from international financial institutions, Paris Club debt (which arose as a result of debt restructuring agreed with Poland’s creditors in 1991) and Brady Bonds (issued as a result of commercial debt restructuring with the London Club in 1994). See “—Defaults”.

The following table sets forth details as to the outstanding principal amount of the State Treasury’s external debt as at the dates indicated.

	As at December 31,					As at March 31,
	2004	2005	2006	2007	2008	2009
	(U.S.$ millions)
Medium and Long-Term Loans
Paris Club	16,805	7,713	6,164	4,323	1,071	118
Multilateral	4,024	4,679	5,971	7,455	8,440	9,211
EIB	2,136	2,864	3,905	5,356	6,505	6,093
The World Bank	1,468	1,452	1,653	1,681	1,574	2,779
EBRD	20	12	8	3	-	-
CEB	400	351	404	415	361	339
Other loans	151	127	83	77	141	129
Total loans	20,980	12,519	12,218	11,855	9,652	9,457
Bonds
Foreign bonds	15,013	24,251	30,537	37,345	40,566	37,304
Brady Bonds	1,193	1,193	605	542	341	341
Total bonds	16,206	25,714	31,142	37,887	40,906	37,644
Short-term Debt	-	-	-	-	-	-
Total State Treasury External Debt	37,186	38,233	43,360	49,742	50,558	47,101

Source: Ministry of Finance

The following table presents the currency composition of the State Treasury’s external debt as at March 31, 2009:

	In millions of original currency	Equivalent in U.S.$ millions	%
EUR	25,916.6	34,403.1	73.0
U.S.$	4,642.1	4,642.1	9.9
Japanese yen	402,140.1	4,093.3	8.7
Swiss francs	3,875.0	3,391.9	7.2
Canadian dollars	400.0	570.9	1.2
Total		47,101.2	100.0

Source: Ministry of Finance

State Treasury’s Contingent Liabilities

The following table sets out the contingent liabilities that arise from sureties and guarantees owed by the State Treasury for the years indicated.

	2004	2005	2006	2007	2008
	(PLN thousands)
Domestic sureties and guarantees	15,730,212.4	13,380,922.8	11,850,728.0	9,819,550.6	8,644,868.2
Foreign guarantees	13,702,510.9	18,261,642.0	20,404,407.6	21,667,154.6	22,895,388.4

Total State Treasury’s contingent liabilities	29,432,723.3	31,642,564.8	32,255,135.6	31,486,705.2	31,540,256.6

Source: Ministry of Finance

The projected payments resulting from the issued guarantees, i.e., risk weighted contingent liabilities, as at December 31, 2008 amounted to PLN 8,333 million out of which PLN 3,750 million relates to domestic sureties and guarantees and PLN 4,583 million relates to foreign guarantees.

Projected State Treasury External Debt Service Requirements

The following table presents debt service projections for the State Treasury’s medium- and long-term external debt by type of creditor for the years indicated. The data contained in the table does not assume any refinancing of the existing debt.

	2009(1)	2010	2011	2012	2013	2014	2015	2016	2017	2018 and beyond
	(U.S.$ millions)
PRINCIPAL PAYMENTS	2,081	2,739	1,986	4,272	4,748	3,117	2,824	5,108	691	19,199
Loans	1,225	413	719	532	947	850	463	1,050	377	3,405
Paris Club	895	22	23	24	26	13	-	-	-	-
Multilateral	324	379	684	496	909	825	457	1,046	370	3,358
Other	6	12	12	12	12	12	6	4	8	46
Bonds	856	2,327	1,267	3,740	3,801	2,267	2,361	4,059	313	15,794
Brady Bonds	-	-	-	-	-	-	-	-	-	341
Foreign Bonds	856	2,327	1,267	3,740	3,801	2,267	2,361	4,059	313	15,454
INTEREST PAYMENTS	1,256	1,919	1,799	1,698	1,507	1,266	1,136	1,020	845	4,741
Loans	356	378	354	327	297	254	222	190	159	756
Paris Club	8	4	3	2	1	-	-	-	-	-
Multilateral	343	369	346	320	291	249	218	186	155	746
Other	5	6	5	5	5	4	4	4	4	10
Bonds	901	1,541	1,445	1,371	1,210	1,013	914	829	686	3,985
Brady Bonds	15	15	15	15	15	15	17	17	17	119
Foreign Bonds	886	1,527	1,430	1,357	1,195	998	897	812	669	3,866
TOTAL DEBT SERVICE	3,337	4,659	3,786	5,970	6,256	4,383	3,961	6,128	1,536	23,940
Loans	1,581	791	1,074	859	1,244	1,103	685	1,240	536	4,161
Paris Club	903	26	26	26	27	13	-	-	-	-
Multilateral	667	748	1,030	815	1,201	1,074	675	1,232	525	4,104
Other	11	18	17	17	17	16	10	8	11	57
Bonds	1,756	3,868	2,712	5,112	5,011	3,280	3,275	4,888	1,000	19,779
Brady Bonds	15	15	15	15	15	15	17	17	17	460
Foreign Bonds	1,742	3,853	2,697	5,097	4,997	3,265	3,258	4,871	983	19,320

(1)	Estimates are based on data available as at February 28, 2009.

Source: Ministry of Finance

Defaults

Poland is not currently in default in relation to any of its external creditors.

In 1990, the total external debt of Poland was approximately U.S.$48.5 billion. Most of this debt was incurred in the 1970s under central planning when foreign credits, both official and commercial, were used to finance Poland’s foreign trade deficit and as a means to postpone needed economic reforms. During the period between 1981 and 1994, Poland was in default with respect to certain debts to 17 creditor countries, known as the Paris Club, and more than 500 commercial bank creditors, known as the London Club. The interest in arrears varied from U.S.$25.0 million to U.S.$2.2 billion and the principal in arrears varied from U.S.$76.0 million to U.S.$4.1 billion. In 1991, Poland signed the Paris Club Agreement, encompassing all of Poland’s medium and long-term official credits granted by Paris Club members before January 1984, amounting to approximately U.S.$33.0 billion. The agreement gave Poland a two-stage 50.0 percent debt reduction in net present value terms and U.S.$6.2 billion in total principal owed to Paris Club creditors was forgiven in connection with the agreement. In February 2005, Poland entered into an agreement with the Paris Club creditors allowing the early repayment of €12.3 billion (approximately U.S.$16.2 billion) of this debt, subject to a bilateral agreement with each respective creditor nation. As at April 2009, the only remaining Paris Club debt is that which is owed to Japan (approximately U.S.$118.0 million) and this debt is currently expected to be completely repaid in 2014 in accordance with its payment schedule.

In March 1994, after more than four years of negotiations, Poland and its London Club creditors agreed to the terms of a comprehensive reduction and restructuring of its external commercial debt including all associated interest. This agreement reduced these liabilities by 49.2 percent in net present value terms, through forgiveness of interest, debt buy-backs and bond exchanges. Between 1997 and 2008, the Ministry of Finance completed a number of transactions to redeem its Brady Bonds. Between 2006 and 2008, the Ministry of Finance repurchased approximately U.S.$850.0 million in principal amount of Brady Bonds (U.S.$588.0 million in 2006, U.S.$63.0 million in 2007 and U.S.$201.0 million in 2008). As a result of these transactions, the principal amount of the remaining Brady Bonds was reduced from approximately U.S.$8.0 billion at the end of 1994 to approximately U.S.$0.3 billion as at the date of this prospectus.

TOTAL EXTERNAL DEBT

The following table provides details of Poland’s gross external debt, by obligor, as at the dates indicated. For this purpose, gross external debt refers to the amount, at any given time, of disbursed and outstanding contractual liabilities of Polish residents to repay the non-residents’ principal, with or without interest, or to pay interest, with or without principal, irrespective of the currency in which the liability is denominated.

External debt includes inter-company loans, current accounts and time deposits held by non-residents with Polish banks, debt securities held by non-resident portfolio investors, trade credits and other loans and credits (including financial leases), irrespective of currency.

The NBP compiles data on external debt, which it defines as the amount, at any given time, of disbursed and outstanding contractual liabilities of residents of a country to non-residents to repay principal, with or without interest, or to pay interest, with or without principal. The definition refers to gross debt, i.e., it comprises external liabilities without regard to external assets. The term “contractual liabilities to repay principal or to repay interest” excludes equity participations. The term “principal with or without interest” means that external debt also includes non-interest-bearing liabilities since they result in a contractual obligation to repay. The term “interest and with or without principal” means that the external debt includes liabilities with no maturity, and the term “disbursed and outstanding” excludes potential liabilities, i.e., undisbursed portions of existing loans.

The following table shows Poland’s external debt by obligor as at the dates indicated.

	As at December 31,
	2004	2005	2006	2007	2008
	(U.S.$ millions)
Monetary authorities	107	1,977	1,228	8,279	2,409
Other investment	107	1,977	1,228	8,279	2,409
Loans	-	-	-	-	-
Currency and deposits	102	1,973	1,227	8,278	2,409
Other liabilities	5	4	1	1	-
Central and local government(1)	57,834	58,840	67,777	79,181	67,709
Debt securities(2), (3)	36,356	45,600	54,647	66,099	56,667
Bonds and notes	36,266	45,516	54,644	66,093	56,457
Money-market instruments	90	84	3	6	210
Other investment	21,478	13,240	13,130	13,082	11,042
Loans	21,478	13,240	13,130	13,082	11,042
Other liabilities	-	-	-	-	-
Banks	14,786	15,026	23,370	41,065	60,103
Loans from direct investors (Intercompany loans)	427	388	471	1,102	1,421
Debt securities	1,273	2,384	3,648	1,722	1,352
Bonds and notes	1,183	2,303	3,545	1,585	1,158
Money-market instruments	90	91	103	137	94
Other investment	13,086	12,244	19,251	38,241	57,330
Loans	6,491	6,771	11,431	21,705	31,150
Currency and deposits(4)	6,595	5,473	7,820	16,536	26,180
Other liabilities	-	-	-	-	-
Other sectors	57,263	57,084	77,261	104,550	111,836
Loans from direct investors (Intercompany loans)	22,019	22,574	34,132	46,157	46,361
Debt securities	5,335	4,707	3,610	4,694	4,299
Bonds and notes	5,129	4,546	3,580	4,316	3,974
Money-market instruments	206	161	30	378	325
Other investment	29,909	29,804	39,519	53,699	61,176
Trade credits(4)	9,258	9,967	12,774	16,345	15,631
Loans	20,099	18,874	25,202	35,528	43,233
Other liabilities	552	963	1,543	1,826	2,312
TOTAL EXTERNAL DEBT	129,990	132,927	169,636	233,075	242,057
Of which:
- long term	105,158	105,872	135,077	172,709	177,153
- short term(4)	24,832	27,055	34,559	60,366	64,904

Compiled in compliance with the requirements of international organizations (IMF, OECD and the World Bank), which are described in “Methodological Notes”.

(1)	Since 1999, data has been adjusted to include the external debt of local government.
(2)	Since 1999, this relates to securities issued on the domestic market (Treasury bonds and Treasury bills)—according to Ministry of Finance information “Zadluzenie Skarbu Państwa”.
(3)	Securities held by Polish residents were deducted from the amounts of securities issued on international markets (Brady Bonds and Eurobonds).
(4)	Since information on the breakdown by maturity on trade credits (up to the end of 2002), currency and deposits is not available, the total amount was included in short-term debt.

Source: NBP.

Relationship with Multilateral Financial Institutions

Since 1990, Poland has received substantial financial and technical support from various multilateral financial institutions, including the World Bank, the EIB, the EBRD and the IMF. As at March 31, 2009, Poland’s liabilities to multilateral financial institutions amounted to U.S.$9.2 billion, or 19.6 percent of the State Treasury’s total external debt.

World Bank

The World Bank has provided significant financial support for Polish structural reforms as well as for the development of the Polish finance, infrastructure, health, environment and energy sectors. As at April 15, 2009, the World Bank had authorized a total of U.S.$7.8 billion in loans to Poland, approximately U.S.$6.3 billion of which had already been disbursed. Those amounts apply to both governmental and commercial loans guaranteed by the Polish State Treasury.

The World Bank has developed a Country Partnership Strategy, or CPS, in collaboration with the Government of Poland. The purpose of the CPS is to help Poland achieve the goals set forth in its National Development Plan 2007-2013. Under the CPS, the World Bank will provide studies and policy dialogue with respect to various issues related to public finance reform, as well as assistance with the preparation and supervision of various related projects. Most projects will involve investment lending with embedded technical assistance, using a sector-wide approach to pool funds with the Polish government and other development partners.

European Investment Bank

Poland signed its first framework agreement with the EIB in 1990. The most recent framework agreement between the EIB and Poland was signed in 1997 and is still valid. The framework agreement sets out the main areas of cooperation between the EIB and Poland, including co-financed investment projects in the transportation, power and energy, health, education and telecommunications sectors. In addition, the EIB provides commercial-based loans to private enterprises and municipalities, and global loans to banks (with intermediaries operating within the territory of Poland).

As at March 31, 2009, the EIB had committed €18.3 billion to Polish borrowers, of which €13.0 billion had already been disbursed.

European Bank for Reconstruction and Development

As at April 21, 2009, the EBRD has committed €3,679 million to Polish borrowers, of which €642 million has already been committed to the public sector and €3,037 million to the private sector.

International Monetary Fund

Currently the IMF performs standard Article IV consultations with Poland on a 12-month cycle, however Poland invites the IMF to review its fiscal and monetary policies mid-year.

Poland is a member of the IMF’s Special Data Dissemination System and provides to the public information about its practices and standards in disseminating economic and financial data.

In 1999, Poland was invited to participate in the financial transactions plan of the IMF. Under this plan, Poland contributes to the funding of IMF investments, based on Poland’s quota which is determined by the IMF as the upper limit of any one country’s obligation to make resources available to the IMF for its financial transactions.

On May 6, 2009, the Executive Board of the IMF approved a one-year credit line for 13.7 billion of the IMF’s special drawing rights, or SDRs, (approximately U.S.$20.8 billion) for Poland under the IMF’s Flexible Credit Line, or FCL. The FCL is designed to provide assistance to countries with sound economic fundamentals and a solid record of timely and effective policy adjustments that have been negatively affected by the global financial crisis. This credit line represents 1,000.0 percent of Poland’s quota with the IMF. Poland intends to treat this credit line as a precautionary measure and currently has no intention to draw on the facility. Prior to this credit line, Poland’s most recent financial arrangement with the IMF, a SDR 333.3 million Stand-By Arrangement, was approved in 1994 and repaid in 1996.

International Development Association

Since 1988, Poland has been a member and contributor to the IDA, which grants preferential long term loans to the world’s poorest countries. As at April 15, 2009, the Polish contribution to the IDA amounted to SDR 26.8 million, out of which 20.8 million SDRs have already been paid in. Additionally, in 2006 Poland joined the Multilateral Debt Relief Initiative committed to contribute the amount of PLN 31.6 million (to the year 2044), of which three installments of PLN 1.3 million have already been paid in.

Nordic Investment Bank

Although Poland is not a member of the Nordic Investment Bank, or NIB, it has access to the NIB’s resources. As at March 31, 2009, the NIB’s credits in Poland amounted to approximately €353.5 million.

Council of Europe Development Bank

Poland has been a member of the CEB since 1998. As at March 31, 2009, loans for Poland approved by CEB amounted to €1,857 million, of which €887 million have been disbursed. The total value of loans extended to the Government of the Republic of Poland in the form of signed projects as at March 31, 2009 amounted to approximately €517.5 million, of which €319.3 million has been disbursed.

Major International Treaties

Since May 1, 2004, Poland has been a member of the EU and conducts its common trade policy in accordance with the rules of the EU Treaty. As a result, Poland has withdrawn from most of the free trade and economic cooperation agreements which had been concluded over the previous 50 years. An additional agreement to the Trade and Economic Relations Treaty dated March 21, 1990 was signed between Poland and the United States of America on April 16, 2004 in order to align the Treaty to the rules of the EU. However the Trade and Navigation Treaty signed with Japan on November 16, 1978 is still in force.

Poland is a party to 59 agreements regulating mutual investment support and protection. Poland has also signed tax treaties with approximately 80 countries.

The Accession Treaty remains the most important treaty regulating, inter alia, economic, trade, service, capital and human resource flows, investment support and protection.

DESCRIPTION OF THE SECURITIES

The debt securities, or Securities, will be issued under a Fiscal Agency Agreement between the State Treasury, represented by the Minister of Finance, and a selected fiscal agent.

The following is a summary of certain terms of the Securities. The State Treasury will describe the particular terms of any Securities in the prospectus supplement relating to those Securities. The prospectus supplement may also add, update or change information combined in this prospectus. If the information in this prospectus differs from any subsequent prospectus supplement, you should rely on the updated information in the prospectus supplement. The particular terms of any Securities described in the prospectus supplement may include:

•	the principal amount of the Securities;

•	the price of the Securities;

•	the stated maturity date on which the State Treasury must repay the Securities;

•	the rate of interest the Securities will bear and, if variable, the method by which the interest rate will be calculated;

•	the dates when any interest payments will be made;

•	whether and in what circumstances the State Treasury may redeem the Securities before maturity;

•	the currency in which the State Treasury may pay the Securities and any interest; and

•	any other terms of the Securities.

Status of the Securities and Negative Pledge

The Securities will constitute general and unsecured obligations of Poland and the full faith and credit of Poland will be pledged for the due and punctual payment of the principal of, and interest on, the Securities and for the performance of all obligations of Poland with respect thereto. The Securities will rank pari passu among themselves and at least pari passu in right of payment with all other present and future unsecured obligations of Poland, except for such obligations as may be preferred by mandatory provisions of applicable law.

So long as any of the Securities remain outstanding, Poland will not create or permit (to the extent Poland has the power to refuse such permission) the creation of any Security Interest on any of its present or future assets or revenues, or any part thereof, to secure any Public External Indebtedness of Poland, unless Poland shall procure that all amounts payable under the Securities are secured equally and ratably.

Notwithstanding the above, Poland may create or permit the creation of:

(a)	any Security Interest which secures Poland’s U.S.$934.67 million Collateralized Par Bonds due 2024 and U.S.$891.07 million Collateralized RSTA Bonds due 2024 each issued (in part) on October 27, 1994 and which is either existing on the date hereof in relation to, or contemplated by the terms of, such bonds; or

(b)	any Security Interest upon property to secure Public External Indebtedness incurred for the purpose of financing the acquisition of such property (or property which forms part of a class of assets of a similar nature where the Security Interest is by reference to the constituents of such class from time to time); or

(c)	any Security Interest existing on property at the time of its acquisition; or

(d)	any Security Interest arising by operation of law which has not been foreclosed or otherwise enforced against the assets to which it applies; or

(e)	any Security Interest securing or providing for the payment of Public External Indebtedness incurred in connection with any Project Financing provided that such Security Interest applies only to properties which are the subject of such Project Financing or revenues or claims which arise from the operation, failure to meet specifications, exploitation, sale or loss of, or failure to complete, or damage to, such properties; or

(f)	the renewal or extension of any Security Interest described in subparagraphs (a) to (e) above, provided that the principal amount of the Public External Indebtedness secured thereby is not increased.

For these purposes:

“Person” means any individual, company, corporation, firm, partnership, joint venture, association, unincorporated organization, trust or any other juridical entity, including without limitation, a state or an agency of a state or other entity, whether or not having separate legal personality.

“Project Financing” means any arrangement for the provision of funds which are to be used solely to finance a project for the acquisition, construction, development or exploitation of any property pursuant to which the persons providing such funds agree that the principal source of repayment of such funds will be the project and the revenues (including insurance proceeds) generated by such project.

“Public External Indebtedness” means any obligation for borrowed money (a) evidenced by bonds, notes or other securities which are or may be quoted, listed or ordinarily purchased and sold on any stock exchange, automated trading system or over–the–counter or other securities market and (b) denominated or payable, or at the option of the holder thereof payable, in a currency other than the lawful currency of Poland.

“Security Interest” means any mortgage, charge, pledge, lien, security interest or other encumbrance securing any obligation of Poland or any other type of preferential arrangement having similar effect over any assets or revenues of Poland.

Payment of Additional Amounts

All payments made in respect of a Security, including payments of principal and interest, to a holder of a Security that is not a resident of Poland, will be made by the State Treasury without withholding or deducting for or on account of any present or future taxes, duties, levies or other governmental charges of whatever nature imposed or levied by Poland or any political subdivision or taxing authority within Poland. In the event the State Treasury is required by law to deduct or withhold any such taxes from your payments, the State Treasury will pay to you such additional amounts as may be necessary so that the net amount that you receive (including any deduction or withholding with respect to additional amounts) is equal to the amount provided for in the Security to be paid to you in the absence of such deduction or withholding. You will not be paid any additional amounts, however, if the tax is:

•

a tax that would not have been imposed but for your present or former connection (or a connection of your fiduciary, settlor, beneficiary, member, shareholder or other related party) with Poland, including your (or your fiduciary, settlor, beneficiary, member, shareholder or other related party) being or having been a citizen or resident of Poland or being or having been engaged in a trade or business or present in Poland or having, or having had, a permanent establishment in Poland;

•	imposed because you present a Security in definitive form for payment more than 30 days after the date on which the payment became due and payable;

•	an estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, assessment or governmental charge;

•	a tax, assessment or other governmental charge which is payable other than by withholding;

•

a tax that would not have been imposed but for the failure to comply with certification, information or other reporting requirements concerning your nationality, residence or identity (or the nationality, residence or identity of the beneficial owner of the Security), if your compliance is required by the laws of Poland or of any political subdivision or taxing authority of Poland to avoid or reduce such tax;

•	required to be withheld by any paying agent from a payment on the Security to the extent that such payment can be made without withholding by another paying agent;

•

a tax, assessment or other governmental charge which is required to be withheld or deducted where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to the EU Directive on the Taxation of Savings Income (Directive 2003/48/EC), or any law implementing or complying with, or introduced in order to conform to, such directive; or

•	imposed as a result of any combination of the items listed above.

Furthermore, no additional amounts will be paid with respect to any Security to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent that the settlors with respect to such fiduciary, partner or beneficial owner, as the case may be, would not have been entitled to payment of such additional amounts if they held the Security themselves.

In the event that such deduction or withholding is required, the State Treasury will make such deduction or withholding and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The State Treasury will furnish you, upon request, within a reasonable period of time after the date of the payment of any taxes due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the State Treasury.

Any reference herein to principal or interest on the Securities includes any additional amounts which may be payable on those Securities.

General

Any monies held by the fiscal agent in respect of any Securities and remaining unclaimed for two years after those amounts have become due and payable will be returned by the fiscal agent to the State Treasury. The holders of those Securities may thereafter look only to the State Treasury for any payment. Securities will become void unless holders present them payment within five years after their maturity date.

The State Treasury may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. The fiscal agent will not be a trustee for the holders of the Securities and will not have the same responsibilities or duties to act for such holders as would a trustee. The State Treasury may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent.

Default; Acceleration of Maturity

If one or more of the following events shall have occurred and be continuing:

(a)	the State Treasury fails to pay any interest on any Securities when due and such failure continues for a period of 30 days from the date due for payment thereof; or

(b)	the State Treasury fails duly to perform or observe any of its other material obligations under or in respect of the Securities, which failure continues unremedied for 45 days after written notice thereof has been delivered by any Securityholder to the State Treasury at the specified office of the fiscal agent;

the fiscal agent shall, upon receipt of written requests to the State Treasury at the specified office of the fiscal agent from holders of not less than 25 percent in aggregate outstanding principal amount of the Securities, declare the Securities due and payable, in each case at their principal amount together with accrued interest without further formality. Upon such declaration by the fiscal agent, the fiscal agent shall give notice thereof in the manner provided in the Fiscal Agency Agreement to the State Treasury and to the holders of the Securities in accordance with such Agreement.

After such declaration, if all amounts then due with respect to the Securities are paid (other than amounts due solely because of such declaration) and all other defaults with respect to the Securities are cured, such declaration may be annulled and rescinded by holders of not less than 50 percent in aggregate outstanding principal amount of the Securities, the “Required Percentage”, by a written notice thereof to the State Treasury at the specified office of the fiscal agent or by the passing of a resolution by the holders of not less than the Required Percentage.

Meeting of Holders of Debt Securities; Modification

The Fiscal Agency Agreement contains provisions for convening meetings of Securityholders in a given series to consider matters relating to the Securities in that series, including, without limitation, the modification of any provision of the terms of the Securities in that series. Any such modification may be made if, having been approved in writing by the State Treasury, it is sanctioned by an Extraordinary Resolution. Such a meeting may be convened by the State Treasury and shall be convened by the fiscal agent upon the request in writing of Securityholders holding not less than 10 percent of the aggregate principal amount of the outstanding Securities in the given series.

As provided below, certain terms, including payment terms and other material terms defined below as Reserved Matters, can be modified without your consent, as long as a supermajority of the Securityholders (namely, one or more persons holding or representing at least 75 percent of the aggregate principal amount of the outstanding Securities in that series) agrees to the change.

The quorum at any meeting of Securityholders convened to vote on an Extraordinary Resolution will be one or more persons present and holding or representing at least 50 percent of the aggregate principal amount of the outstanding Securities in the given series or, at any adjourned meeting of Securityholders, one or more persons present and holding or representing at least 25 percent of the aggregate principal amount of the outstanding Securities in a given series; provided, however, that any proposals relating to a Reserved Matter may only be approved by an Extraordinary Resolution passed at a meeting of Securityholders at which one or more persons holding or representing at least 75 percent of the aggregate principal amount of the outstanding Securities in that series are present. For these purposes, the holder of a Global Security shall be treated as two persons. Any Extraordinary Resolution duly passed at any such meeting shall be binding on all the Securityholders, whether present or not.

A resolution may be in writing and any such resolution may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Securityholders.

For these purposes:

“Extraordinary Resolution” means:

•	in relation to any Reserved Matter:

•

a resolution passed at a meeting of Securityholders duly convened and held in accordance with the Fiscal Agency Agreement by 75 percent of the aggregate principal amount of all outstanding Securities in the given series; or

•	a resolution in writing signed by or on behalf of Securityholders of not less than 75 percent of the aggregate principal amount of all outstanding Securities in the given series; and

•	in relation to any other matter:

•

a resolution passed at a meeting of Securityholders duly convened and held in accordance with the Fiscal Agency Agreement by a majority consisting of not less than 66 2/3 percent of the aggregate principal amount of the outstanding Securities in the given series which are represented at that meeting; or

•	a resolution in writing signed by or on behalf of Securityholders of not less than 66 2/3 percent of the aggregate principal amount of all outstanding Securities in the given series.

“Reserved Matter” means any proposal to:

•	change the due date for the payment of the principal of, or any installment or interest on, the Securities;

•	reduce the principal amount of the Securities;

•	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the Securities;

•	reduce the interest rate on any Security or any premium payable upon redemption of the Securities;

•

modify any provision of the terms and conditions of the Securities in connection with any exchange or substitution of the Securities, or the conversion of the Securities into, any other obligations or securities of the State Treasury or any other person, which would result in the terms and conditions of the Securities as so modified being less favorable to the holders of the Securities which are the subject of the terms and conditions as so modified than:

(a)	the provisions of the other obligations or securities of the State Treasury or any other person resulting from the relevant exchange or substitution; or

(b)	if more than one series of other obligations or securities results from the relevant exchange or substitution or conversion, the provisions of the resulting series having the largest aggregate principal amount;

•	change the currency in which any amount in respect of the Securities is payable;

•

shorten the period during which the State Treasury is not permitted to redeem the Securities or permit the State Treasury to redeem the Securities if, prior to such action, the State Treasury is not permitted to do so;

•	change the definition of “outstanding” with respect to the Securities;

•	change the governing law of the Securities;

•

change the courts to the jurisdiction of which the State Treasury has submitted, the State Treasury’s obligation under the Fiscal Agency Agreement or the terms and conditions of the Securities to appoint and maintain an agent for the service of process or the State Treasury’s waiver of immunity with respect to any suit, action or proceeding that may be brought in connection with the Securities or the Fiscal Agency Agreement;

•

reduce the proportion of the principal amount of the Securities that is required to constitute a quorum or for any request, demand, authorization, direction, notice, consent, waiver or other action or that is required to modify, amend or supplement the Fiscal Agency Agreement or the terms and conditions of the Securities; or

•	change the obligation of the State Treasury to pay additional amounts on the Securities.

Any modification, amendment or supplement made in accordance with the terms of the Securities will be binding on all holders of Securities of that series.

The State Treasury and the fiscal agent may, without the consent of any holder of the Securities of a series, modify, amend or supplement the Fiscal Agency Agreement or the Securities of that series for the purpose of:

•	adding to the covenants of the State Treasury;

•	surrendering any right or power conferred upon the State Treasury;

•	securing the Securities of that series;

•	curing any ambiguity, or curing, correcting or supplementing any defective provision contained in the Fiscal Agency Agreement or in the Securities of any series; or

•

amending the Fiscal Agency Agreement or the Securities of that series in any manner that the State Treasury and the fiscal agent may determine and that does not adversely affect the interest of any holder of Securities of that series in any material respect.

The State Treasury may from time to time, without notice to or the consent of the registered holders of any series of Securities, issue further Securities which will form a single series of Securities, provided the further Securities are fungible with the Securities of the existing series for U.S. federal income tax purposes. These further Securities will have the same terms as to status, redemption or otherwise as the Securities of the existing series and will rank equally with the Securities of the existing series in all respects, except for the payment of interest accruing prior to the issue date of these further Securities or except for the first payment of interest following the issue date of these further Securities.

Purchase of Securities by the State Treasury

The State Treasury may at any time purchase any Securities through the market or by tender at any price. If purchases are made by tender, tenders must be available to all holders of Securities of the same series. Any Securities purchased by or on behalf of the State Treasury may be held, resold or cancelled.

Form and Settlement

If specified in a prospectus supplement, the State Treasury will issue the Securities of each series as one or more fully registered global securities, each a Global Security, which will be deposited with, or on behalf of, The Depository Trust Company, New York, or DTC and/or one or more depositories named in the prospectus supplement, such as Euroclear Bank S.A./N.V., or Euroclear, or Clearstream Banking, sociéte anonyme, or Clearstream. Except as set forth below, the Global Securities may be transferred, in whole and not in part, only to DTC or its nominee.

DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities of its participants and facilitates the clearance and settlement of securities transactions through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules that apply to DTC are on file with the SEC and the DTC agrees and represents to its participants that it will administer its book-entry system in accordance with its rules and requirements of law.

Upon the issuance of the Global Securities, the State Treasury expects that the depository or nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Securities represented by the Global Securities to the accounts of institutions that have accounts with the depository or nominee, known as the participants. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depository or its nominee (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limitations may impair the ability to own, transfer or pledge beneficial interests in a Global Security.

The State Treasury will provide the fiscal agent with any payment of principal or interest due on the Securities on any interest payment date or at maturity. As soon as possible thereafter, the fiscal agent will make such payments to the depository or nominee that is the registered owner of the Global Security representing such Securities in accordance with arrangements between the fiscal agent and the depository. The State Treasury expects that the depository or nominee, upon receipt of any payment of principal or interest, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the relevant records. The State Treasury also expects that payments by participants to owners of beneficial interests in the Global Security will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such participants. Neither the State Treasury nor the fiscal agent will have any responsibility or liability for payments made on account of beneficial ownership interests of a Global Security or for maintaining, supervising or reviewing any records.

So long as a depository or nominee is the registered owner of a Global Security, it will be considered the sole owner and holder of the Securities represented by such Global Security. Except as provided below or in a prospectus supplement, owners of beneficial interests in a Global Security:

•	will not be entitled to have the Securities represented by such Global Security registered in their names;

•	will not receive or be entitled to receive physical delivery of Securities in definitive form upon exchange or otherwise; and

•	will not be considered the owners or holders of any Securities represented by such Global Security.

Accordingly, such person owning a beneficial interest in a Global Security must rely on the procedures of the depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of Securities. Under existing industry practice, if an owner of a beneficial interest in a Global Security desires to take any action that the depository or its nominee, as the holder of the Global Security, would be entitled to take, the depository would authorize the participants to take such action, and the participants would authorize beneficial owners to take such action or would otherwise act upon the instructions of beneficial owners.

Unless stated otherwise in a prospectus supplement, a Global Security may only be transferred as a whole in the following manner:

•	by the related depository to a nominee of such depository or by a nominee of such depository to such depository or any other nominee of such depository; or

•	by such depository or any such nominee to another depository for such Securities or its nominee or to a successor of the depository or a nominee of such successor.

Securities represented by a Global Security are exchangeable for Securities in definitive form in denominations specified in the applicable prospectus supplement if:

•

the depository, or each of Euroclear and Clearstream, notifies the State Treasury that it is unwilling or unable to continue as depositary for such Global Security or if the depository ceases to be a clearing agency registered under applicable law and a replacement depository is not appointed within 90 days;

•	the State Treasury decides not to have all of the related Securities represented by such Global Security;

•	an Event of Default has occurred and is continuing; or

•	such other events occur as may be specified in a prospectus supplement.

Any Security that is exchangeable pursuant to the preceding sentence is exchangeable for Securities in definitive form registered in such names as the depository shall direct. Securities in definitive form may be presented for registration of transfer or exchange at the office of the fiscal agent in The City of New York and principal thereof and interest thereon will be payable at such office of the fiscal agent, provided that interest thereon may be paid by check mailed to the registered holders of the Securities. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security or Global Securities of the same aggregate denominations to be registered in the name of the depository or its nominee.

Prescription

The Securities will be subject to the limitation periods relating to claims for principal and interest as provided by Article 118 of the Polish Civil Code, dated April 23, 1964, as amended, which provides a ten year limitation period on claims for principal and a three year limitation period on claims for interest.

Judgment Currency

The State Treasury agrees that if a judgment or order given or made by any court for the payment of any amount in respect of any Security is expressed in a currency, the judgment currency, other than the U.S. dollar, the denomination currency, the State Treasury will pay any deficiency arising or resulting from any variation in rates of exchange between the date as at which the amount in the denomination currency is notionally converted into the amount in the judgment currency for the purposes of such judgment or order and the date of actual payment thereof. This obligation will constitute a separate and independent obligation from the other obligations under the Securities, will give rise to a separate and independent cause of action, will apply irrespective of any waiver or extension granted from time to time and will continue in full force and effect notwithstanding any judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant Security or under any such judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant Security or under any such judgment or order.

Governing Law; Consent to Service; Sovereign Immunity

The Fiscal Agency Agreement and the Securities will be governed by and interpreted in accordance with the laws of the State of New York without regard to any conflicts of laws principles thereof that would require the application of the laws of a jurisdiction other than the State of New York, except that all matters governing the authorization and execution of the Securities by the State Treasury will be governed by the laws of Poland. The

State Treasury will appoint the Consul General of the Republic of Poland, 233 Madison Avenue, New York, NY 10016 as its authorized agent upon which process may be served in any action arising out of or based on the Securities which may be instituted in any State or federal court in New York City by any holder of a Security. Poland will irrevocably waive to the fullest extent permitted by law any immunity from jurisdiction to which it might otherwise be entitled in any action (other than a pre-judgment attachment which is expressly not waived) arising out of or based on the Securities which may be instituted by any holder of a Security in any State or federal court in New York City or in any competent court in Poland. Such waiver of immunities constitutes only a limited and specific waiver for the purposes of the Securities and under no circumstances shall it be interpreted as a general waiver by Poland or a waiver with respect to proceedings unrelated to the Securities. However, the United States Foreign Sovereign Immunities Act of 1975, or the Immunities Act, may provide an effective means of service and preclude granting sovereign immunity in such actions.

The Immunities Act may also provide a means for limited execution upon such property of Poland in the United States as is related to the service or administration of the Securities. Under the laws of Poland, subject to certain exceptions, assets of Poland are immune from attachment or other forms of execution whether before or after judgment. Poland does not waive any immunity in respect of property which is ambassadorial or consular property or buildings or the contents thereof, in each case situated outside Poland, or any bank accounts of such embassies or consulates, in each case necessary for proper ambassadorial and consular functions, or any military property or assets of Poland nor does it waive immunity from execution or attachment or process in the nature thereof.

Poland reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under U.S. federal securities laws or any State securities laws. In the absence of a waiver of immunity by Poland with respect to such actions, it would not be possible to obtain a U.S. judgment in such an action against Poland unless a court were to determine that Poland is not entitled under the Immunities Act to sovereign immunity with respect to such action.

ENFORCEABILITY OF JUDGMENTS

Poland is a foreign sovereign State. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Poland. The State Treasury will irrevocably submit to the jurisdiction of the Federal and State courts in New York City, and will irrevocably waive any immunity from the jurisdiction (including sovereign immunity but not all immunity from execution or attachment or process in the nature thereof) of such courts and any objection to venue, in connection with any action arising out of or based upon the Securities brought by any holder of Securities.

Poland reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under U.S. federal securities laws or any state securities laws. In the absence of a waiver of immunity by Poland with respect to such action, it would not be possible to obtain a U.S. judgment in such an action against Poland unless a court were to determine that Poland is not entitled under the Immunities Act to sovereign immunity with respect to such action. The State Treasury has been advised by White & Case, W. Daniłowicz, W. Jurcewicz i Wspólnicy—Kancelaria Prawna Spółka Komandytowa, Polish counsel for the State Treasury, that enforceability in Poland of final judgments of U.S. courts, including those obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws, will be subject to the rules governing enforcement in Poland of civil judgments of foreign courts specified in the Polish Code of Civil Procedure. Such rules provide for enforcement of foreign judgments on the basis of reciprocity if (a) such judgment is enforceable in the country where it has been rendered; and (b) the requirements set forth in Article 1146§1, Points 1 to 6 of the Polish Code of Civil Procedure have been satisfied (the provisions of this article will change effective from July 1, 2009). The additional requirements referred to under (b) above provide that: (i) the matter must have been finally adjudicated in the country where the judgment for which enforcement is sought has been rendered; (ii) the subject matter of the judgment does not fall under the exclusive jurisdiction of Polish courts or the courts of a third country; (iii) the party was not denied the right to defend and, in case of the lack of the capacity to perform actions in court proceedings, was not denied appropriate representation; (iv) the matter has not already been finally adjudicated in Poland nor has a pleading relating thereto been filed in an appropriate Polish court before the judgment of a foreign court has become final; (v) the judgment is not inconsistent with the basic principles of Poland’s legal order; and (vi) in rendering the judgment in a case in which Polish law should have been applied, such law has been actually applied, unless the foreign law applied in the case does not materially differ from applicable Polish law. Subject to the above, if the conditions set forth herein are met, the enforceability in Poland of final judgments of U.S. courts would not require retrial in Poland. In addition, the Polish Code of Civil Procedure contains specific rules regarding execution of judgments against assets of Poland.

In original actions brought before Polish courts, there is doubt as to the enforceability of liabilities based on the U.S. federal securities laws. Polish courts may enter and enforce judgments in foreign currencies.

The State Treasury has appointed an authorized agent in New York City upon which service of process can be made. As a result of the State Treasury’s appointment of such agent in New York City, investors will be able to effect service of process upon Poland in original actions in Federal and state courts in New York City (subject to the preceding paragraphs). Regardless of the validity of such service of process under New York law, enforceability in Poland of final judgments of New York courts remains subject as described above. To commence original actions in Polish courts, service of process upon the State Treasury’s New York agent will not suffice, and valid service of process must be made under Polish law. Under Polish law, service of process is effected by delivery of the claim to the circuit court (Sad Okregowy), and such court is responsible for service upon the defendant.

TAXATION

Information regarding Polish, United States federal income and certain other taxation matters will be included in the relevant prospectus supplement.

PLAN OF DISTRIBUTION

This summary plan of distribution will be supplemented by a description of the particular offering and its terms and conditions in a prospectus supplement issued for each series of Securities.

The State Treasury may sell Securities to or through underwriters. The State Treasury may also sell Securities directly to other purchasers or through agents. These firms may also act as agents. Only agents or underwriters named in the prospectus supplement are deemed to be agents or underwriters in connection with the Securities offered by the prospectus supplement.

The Securities may be distributed from time to time in one or more transactions:

•	at a fixed price or prices which the State Treasury may change;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

In connection with the sale of Securities, the State Treasury may pay compensation to underwriters. Underwriters who act as agents for purchasers of securities may also receive compensation from the purchasers in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers. The dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters under the U.S. Securities Act of 1933. Any discount or commissions received by underwriters, dealers and agents from the State Treasury and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions. The State Treasury will identify any underwriter or agent, and describe any compensation received from us in the prospectus supplement.

The Securities may be a new issue of Securities with no established trading market. Underwriters and agents that the State Treasury sells Securities to for public offering and sale may make a market in the Securities. However, the underwriters and agents will not be obligated to make a market in the securities and may discontinue any market making at any time without notice. The State Treasury cannot assure you that there will be a liquid trading market for the Securities.

The State Treasury may enter into agreements with underwriters, dealers and agents who participate in the distribution of Securities. These agreements may entitle the underwriters, dealers and agents to indemnification by the State Treasury against certain liabilities, including liabilities under the Securities Act.

The State Treasury may authorize underwriters or other persons acting as their agents to solicit offers by institutions to purchase Securities from the State Treasury under contracts which provide for payment and delivery on a future date. The State Treasury will describe these arrangements in the prospectus supplement. The underwriters may enter into these contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions. The State Treasury must approve the institutions in all cases. The obligations of any purchaser under any of these contracts will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and other agents will not have any responsibility in connection with the validity or performance of these contracts.

VALIDITY OF THE SECURITIES

Except as may otherwise be indicated in any prospectus supplement, the validity of each series of Securities will be passed upon on behalf of the State Treasury by or on behalf of the Director of the Legal Department, Ministry of Finance, ul. Swietokrzyska 12, Warsaw, Poland and, as to U.S. and New York State law, by White & Case LLP, 5 Old Broad Street, London EC2N 1DW, United States counsel for the State Treasury, and, as to Polish law, by White & Case W. Daniłowicz, W. Jurcewicz i Wspólnicy—Kancelaria Prawna Spółka Komandytowa, Królewska Center, ul. Marszałkowska 142, 00-061 Warsaw, Poland, Polish counsel for the State Treasury. Certain legal matters will be passed upon for any underwriters by counsel identified in the related prospectus supplement. All statements in this prospectus, or any prospectus supplement hereto, with respect to matters of Polish law have been passed upon by the Director of the Legal Department, Ministry of Finance, Republic of Poland and are made upon his authority.

AUTHORIZED AGENT IN THE UNITED STATES

The authorized agent of the State Treasury in the United States is the Consul General of the Republic of Poland, 233 Madison Avenue, New York, NY 10016.

OFFICIAL STATEMENTS AND DOCUMENTS

Information included herein which is identified as being derived from a publication of, or supplied by Poland or one of its agencies or instrumentalities is included herein on the authority of such publication as a public official document of Poland. All other information herein and in the Registration Statement of which this prospectus is a part, other than included under the caption “Plan of Distribution” herein, is included as a public official statement made on the authority of Jan Vincent-Rostowski, Minister of Finance of the Ministry of Finance.

FURTHER INFORMATION

The information set forth herein relating to Poland has been reviewed by Jan Vincent-Rostowski, Minister of Finance of the Ministry of Finance, and is included herein on his authority.

The information for which the National Bank of Poland has been cited as the source was provided by the National Bank of Poland. The information for which the Central Statistical Office is cited as the source was provided by the Central Statistical Office of Poland and the information for which the Polish Agency for Foreign Investment is cited as the source was provided by the Polish Agency for Foreign Investment of Poland.

A registration statement, as it may be amended from time to time, relating to the Securities on file at the SEC, contains further information. The SEC maintains an internet site (http://www.sec.gov) that contains reports and other information regarding issuers that file electronically with the SEC.

State Treasury Internal Debt

Non-Marketable Treasury bonds with a maturity at issuance of more than one year

As at March 31, 2009

Issue	Issue Date	Final Maturity Date	Principal Amount			Interest Rate
			Issued	Outstanding
			(PLN millions)
DK 0809	09/29/99	22/08/09	3,076.3	2,568.3		6.0%
Bonds allocated to increasing the capital of BGZ S.A.	09/23/96	24/09/11	600	259.9	(1)	Floating

Total			3,676.3	2,828.2

(1)	Payable in semi-annual installments over the life of the issue.

Source: Ministry of Finance

State Treasury Internal Debt

Marketable Treasury bonds with a maturity at issuance of more than one year

As at March 31, 2009

Series short name	Issuance date	Maturity date	ISIN code	Principal amount(PLN)		Interest rate (%)
				Issued	Outstanding
WZ0911	01/24/2004	09/24/2011	PL0000103305	19,670,359,000	19,670,359,000	Floating
WZ0118	02/16/2007	01/25/2018	PL0000104717	22,081,573,000	21,781,573,000	Floating
Total				41,751,932,000	41,451,932,000

DZ0709	07/17/1999	07/18/2009	PL0000101242	694,420,000	694,420,000	Floating
DZ0110	02/18/2000	01/18/2010	PL0000101598	1,853,830,000	1,853,830,000	Floating
DZ0811	08/18/2001	08/18/2011	PL0000102224	1,285,500,000	1,285,500,000	Floating
DZ1111	11/28/2003	11/24/2011	PL0000103222	5,948,654,000	5,948,654,000	Floating
Total				9,782,404,000	9,782,404,000

PP1013	03/17/2004	10/24/2013	PL0000103370	750,000,000	750,000,000	Floating

OK0709	02/09/2007	07/25/2009	PL0000104709	13,326,552,000	12,725,283,000	0.00
OK0710	01/04/2008	07/25/2010	PL0000105078	8,059,535,000	8,059,535,000	0.00
OK0711	12/12/2008	07/25/2011	PL0000105524	13,757,043,000	13,757,043,000	0.00
Total				35,143,130,000	34,541,861,000

PS0310	01/24/2005	03/24/2010	PL0000103735	29,633,853,000	29,633,853,000	5.75
PS0511	03/24/2006	05/24/2011	PL0000104287	23,617,669,000	23,617,669,000	4.25
PS0412	01/19/2007	04,05,2012	PL0000104659	27,469,388,000	27,469,388,000	4.75
PS0413	11/23/2007	04/25/2013	PL0000105037	19,404,599,000	19,404,599,000	5.25
PS0414	10/03/2008	04/25/2014	PL0000105433	12,221,630,000	12,221,630,000	5.75
Total				112,347,139,000	112,347,139,000

DS0509	05/24/1999	05/24/2009	PL0000101259	28,646,234,000	16,752,403,000	6.00
DS1109	11/24/1999	11/24/2009	PL0000101473	3,382,264,000	3,382,264,000	6.00
DS1110	11/24/2000	11/24/2010	PL0000101937	27,862,213,000	27,862,213,000	6.00
DS1013	10/24/2002	10/24/2013	PL0000102836	22,603,887,000	22,603,887,000	5.00
DS1015	10/24/2004	10/24/2015	PL0000103602	24,579,793,000	24,579,793,000	6.25
DS1017	10/25/2006	10/25/2017	PL0000104543	26,350,902,000	26,350,902,000	5.25
DS1019	10/25/2008	10/25/2019	PL0000105441	8,426,922,000	8,426,922,000	5.50
Total				141,852,215,000	129,958,384,000

WS0922	04/22/2002	09/23/2022	PL0000102646	21,687,974,000	21,687,974,000	5.75
WS0429	09/12/2008	04/25/2029	PL0000105391	3,390,815,000	3,390,815,000	5.75
WS0437	06/15/2007	04/25/2037	PL0000104857	1,387,200,000	1,387,200,000	5.00
Total				26,465,989,000	26,465,989,000

IZ0816*	08/24/2004	08/24/2016	PL0000103529	9,937,860,000	9,117,860,000	3.00
IZ0823*	08/25/2008	08/25/2023	PL0000105359	451,500,000	451,500,000	2.75
Total				10,389,360,000	9,569,360,000

(1)	Issued and outstanding amounts in case of IZ series are presented in initial face value

Source: Ministry of Finance

State Treasury Internal Debt

Retail Treasury bonds with a maturity at issuance of more than one year

As at March 31, 2009

Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
			(PLN millions)
TZ0509	5/2/2006	5/5/2009	1,000.00	42.81	Floating

TZ0809	8/1/2006	8/1/2009	500.00	68.01	Floating

TZ1109	11/2/2006	11/2/2009	500.00	65.34	Floating

TZ0210	2/1/2007	2/1/2010	500.00	49.80	Floating

TZ0510	5/2/2007	5/2/2010	500.00	47.46	Floating

TZ0810	8/1/2007	8/1/2010	500.00	92.22	Floating

TZ1110	11/2/2007	11/2/2010	500.00	131.42	Floating

TZ0211	2/1/2008	2/1/2011	500.00	153.34	Floating

TZ0511	5/2/2008	5/2/2011	500.00	136.26	Floating

TZ0811	8/1/2008	8/1/2011	500.00	297.04	Floating

TZ1111	11/2/2008	11/2/2011	500.00	159.83	Floating

TZ0212	2/1/2009	2/1/2012	500.00	62.00	Floating

TOTAL			6,500.00	1,305.53

COI0409	4/1/2005	4 years from date of purchase	100	5.30	Floating

COI0509	5/2/2005	4 years from date of purchase	100	8.61	Floating

COI0609	6/1/2005	4 years from date of purchase	100	8.75	Floating

COI0709	7/1/2005	4 years from date of purchase	100	2.60	Floating

COI0809	8/1/2005	4 years from date of purchase	100	5.86	Floating

COI0909	9/1/2005	4 years from date of purchase	100	4.09	Floating

COI1009	10/1/2005	4 years from date of purchase	100	3.52	Floating

COI1109	11/2/2005	4 years from date of purchase	100	5.08	Floating

COI1209	12/1/2005	4 years from date of purchase	100	8.78	Floating

COI0110	1/1/2006	4 years from date of purchase	100	9.30	Floating

COI0210	2/1/2006	4 years from date of purchase	100	15.16	Floating

COI0310	3/1/2006	4 years from date of purchase	100	5.18	Floating

COI0410	4/1/2006	4 years from date of purchase	100	3.99	Floating

COI0510	5/1/2006	4 years from date of purchase	100	10.63	Floating

COI0610	6/1/2006	4 years from date of purchase	100	9.02	Floating

COI0710	7/1/2006	4 years from date of purchase	100	11.48	Floating

COI0810	8/1/2006	4 years from date of purchase	100	14.22	Floating

COI0910	9/1/2006	4 years from date of purchase	100	13.26	Floating

COI1010	10/1/2006	4 years from date of purchase	100	10.02	Floating

COI1110	11/1/2006	4 years from date of purchase	100	20.15	Floating

COI1210	12/1/2006	4 years from date of purchase	100	6.70	Floating

COI0111	1/1/2007	4 years from date of purchase	100	7.69	Floating

COI0211	2/1/2007	4 years from date of purchase	100	5.12	Floating

COI0311	3/1/2007	4 years from date of purchase	100	6.80	Floating

COI0411	4/1/2007	4 years from date of purchase	100	2.72	Floating

COI0511	5/1/2007	4 years from date of purchase	100	4.97	Floating

COI0611	6/1/2007	4 years from date of purchase	100	4.66	Floating

Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
			(PLN millions)
COI0711	7/1/2007	4 years from date of purchase	100	8.91	Floating

COI0811	8/1/2007	4 years from date of purchase	100	16.62	Floating

COI0911	9/1/2007	4 years from date of purchase	100	12.27	Floating

COI1011	10/1/2007	4 years from date of purchase	100	10.32	Floating

COI1111	11/1/2007	4 years from date of purchase	100	15.53	Floating

COI1211	12/1/2007	4 years from date of purchase	100	35.09	Floating

COI0112	1/1/2008	4 years from date of purchase	100	93.43	Floating

COI0212	2/1/2008	4 years from date of purchase	200	33.28	Floating

COI0312	3/1/2008	4 years from date of purchase	200	36.31	Floating

COI0412	4/1/2008	4 years from date of purchase	200	67.10	Floating

COI0512	5/1/2008	4 years from date of purchase	200	30.38	Floating

COI0612	6/1/2008	4 years from date of purchase	200	36.95	Floating

COI0712	7/1/2008	4 years from date of purchase	200	86.39	Floating

COI0812	8/1/2008	4 years from date of purchase	200	75.40	Floating

COI0912	9/1/2008	4 years from date of purchase	200	71.99	Floating

COI1012	10/1/2008	4 years from date of purchase	200	117.13	Floating

COI1112	11/1/2008	4 years from date of purchase	500	62.60	Floating

COI1212	12/1/2008	4 years from date of purchase	500	50.33	Floating

COI0113	1/1/2009	4 years from date of purchase	500	23.65	Floating

COI0213	2/1/2009	4 years from date of purchase	500	24.72	Floating

COI0313	3/1/2009	4 years from date of purchase	500	66.91	Floating

TOTAL			7,700.00	1,188.99

EDO1014	10/1/2004	10 years from date of purchase	100	5.29	Floating

EDO1114	11/1/2004	10 years from date of purchase	100	10.00	Floating

EDO1214	12/1/2004	10 years from date of purchase	100	28.26	Floating

EDO0115	1/3/2005	10 years from date of purchase	100	10.14	Floating

EDO0215	2/1/2005	10 years from date of purchase	100	12.35	Floating

EDO0315	3/1/2005	10 years from date of purchase	100	4.77	Floating

EDO0415	4/1/2005	10 years from date of purchase	100	6.11	Floating

EDO0515	5/2/2005	10 years from date of purchase	100	4.87	Floating

EDO0615	6/1/2005	10 years from date of purchase	100	3.84	Floating

EDO0715	7/1/2005	10 years from date of purchase	100	1.54	Floating

EDO0815	8/1/2005	10 years from date of purchase	100	1.43	Floating

EDO0915	9/1/2005	10 years from date of purchase	100	2.80	Floating

EDO1015	10/1/2005	10 years from date of purchase	100	1.18	Floating

EDO1115	11/2/2005	10 years from date of purchase	100	2.61	Floating

EDO1215	12/1/2005	10 years from date of purchase	100	5.01	Floating

EDO0116	1/1/2006	10 years from date of purchase	100	6.36	Floating

EDO0216	2/1/2006	10 years from date of purchase	100	4.92	Floating

EDO0316	3/1/2006	10 years from date of purchase	100	2.24	Floating

EDO0416	4/1/2006	10 years from date of purchase	100	1.39	Floating

EDO0516	5/1/2006	10 years from date of purchase	100	1.33	Floating

EDO0616	6/1/2006	10 years from date of purchase	100	1.28	Floating

EDO0716	7/1/2006	10 years from date of purchase	100	4.04	Floating

Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
			(PLN millions)
EDO0816	8/1/2006	10 years from date of purchase	100	5.30	Floating

EDO0916	9/1/2006	10 years from date of purchase	100	3.12	Floating

EDO1016	10/1/2006	10 years from date of purchase	100	2.52	Floating

EDO1116	11/1/2006	10 years from date of purchase	100	6.63	Floating

EDO1216	12/1/2006	10 years from date of purchase	100	9.71	Floating

EDO0117	1/1/2007	10 years from date of purchase	100	15.07	Floating

EDO0217	2/1/2007	10 years from date of purchase	100	14.46	Floating

EDO0317	3/1/2007	10 years from date of purchase	100	9.01	Floating

EDO0417	4/1/2007	10 years from date of purchase	100	5.38	Floating

EDO0517	5/1/2007	10 years from date of purchase	100	14.93	Floating

EDO0617	6/1/2007	10 years from date of purchase	100	6.64	Floating

EDO0717	7/1/2007	10 years from date of purchase	100	11.77	Floating

EDO0817	8/1/2007	10 years from date of purchase	100	18.07	Floating

EDO0917	9/1/2007	10 years from date of purchase	100	39.53	Floating

EDO1017	10/1/2007	10 years from date of purchase	100	29.53	Floating

EDO1117	11/1/2007	10 years from date of purchase	100	40.26	Floating

EDO1217	12/1/2007	10 years from date of purchase	200	95.10	Floating

EDO0118	1/1/2008	10 years from date of purchase	200	89.20	Floating

EDO0218	2/1/2008	10 years from date of purchase	200	35.88	Floating

EDO0318	3/1/2008	10 years from date of purchase	200	51.78	Floating

EDO0418	4/1/2008	10 years from date of purchase	200	34.69	Floating

EDO0518	5/1/2008	10 years from date of purchase	200	29.94	Floating

EDO0618	6/1/2008	10 years from date of purchase	200	20.73	Floating

EDO0718	7/1/2008	10 years from date of purchase	200	53.37	Floating

EDO0818	8/1/2008	10 years from date of purchase	200	69.49	Floating

EDO0918	9/1/2008	10 years from date of purchase	200	52.08	Floating

EDO1018	10/1/2008	10 years from date of purchase	200	210.07	Floating

EDO1118	11/1/2008	10 years from date of purchase	500	75.12	Floating

EDO1218	12/1/2008	10 years from date of purchase	500	81.15	Floating

EDO0119	1/1/2009	10 years from date of purchase	500	72.07	Floating

EDO0219	2/1/2009	10 years from date of purchase	500	37.65	Floating

EDO0319	3/1/2009	10 years from date of purchase	500	93.37	Floating

TOTAL			8,500.00	1455.36

DOS0409	4/1/2007	2 years from date of purchase	1,000	70.24	4.00%

DOS0509	5/1/2007	2 years from date of purchase	1,000	115.96	4.20%

DOS0609	6/1/2007	2 years from date of purchase	1,000	83.26	4.20%

DOS0709	7/1/2007	2 years from date of purchase	1,000	87.85	4.50%

DOS0809	8/1/2007	2 years from date of purchase	1,000	136.31	4.50%

DOS0909	9/1/2007	2 years from date of purchase	1,000	170.17	4.75%

DOS1009	10/1/2007	2 years from date of purchase	1,000	124.79	4.75%

DOS1109	11/1/2007	2 years from date of purchase	1,000	201.55	4.75%

DOS1209	12/1/2007	2 years from date of purchase	1,000	422.94	5.30%

DOS0110	1/1/2008	2 years from date of purchase	1,000	466.47	5.50%

Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
			(PLN millions)
DOS0210	2/1/2008	2 years from date of purchase	1,000	113.60	5.30%

DOS0310	3/1/2008	2 years from date of purchase	1,000	161.28	5.50%

DOS0410	4/1/2008	2 years from date of purchase	1,000	153.32	5.70%

DOS0510	5/1/2008	2 years from date of purchase	1,000	134.32	5.70%

DOS0610	6/1/2008	2 years from date of purchase	1,000	244.82	6.00%

DOS0710	7/1/2008	2 years from date of purchase	1,000	485.13	6.25%

DOS0810	8/1/2008	2 years from date of purchase	1,000	483.15	6.25%

DOS0910	9/1/2008	2 years from date of purchase	1,000	265.47	6.00%

DOS1010	10/1/2008	2 years from date of purchase	1,000	573.25	5.80%

DOS1110	11/1/2008	2 years from date of purchase	1,000	299.65	6.25%

DOS1210	12/1/2008	2 years from date of purchase	1,000	255.45	6.25%

DOS0111	1/1/2009	2 years from date of purchase	1,000	238.50	5.75%

DOS0211	2/1/2009	2 years from date of purchase	1,000	157.00	5.25%

DOS0311	3/1/2009	2 years from date of purchase	1,000	305.94	5.50%

TOTAL			24,000.00	5,750.41

SP0609	6/1/2004	6/1/2009	500	43.87	7.00%

SP0909	9/1/2004	9/1/2009	500	116.51	7.30%

SP1209	12/1/2004	12/1/2009	500	281.95	6.50%

SP0310	3/1/2005	3/1/2010	500	37.19	5.50%

SP0610	6/1/2005	6/1/2010	500	515.24	5.00%

SP0910	9/1/2005	9/1/2010	500	21.02	4.40%

SP1210	12/1/2005	12/1/2010	500	50.19	4.50%

TOTAL			3,500.00	1065.96

(1)	A series with a maturity date expressed as being a date falling a specified time after the “date of purchase” will be sold to purchasers within the month following its stated issue date and will be repayable on that maturity date.

Source: Ministry of Finance

State Treasury External Debt

With a maturity at issuance of more than one year

As at March 31, 2009

				Principal Amount
	Currency	Year of Issue	Year of Maturity	Fixed Rate	Floating Rate	Interest Rate(1)
				($ millions)
Paris Club Creditors	JPY	1991	2014	118.1	-	3.90
Other External Creditors(2)
Collateralized Par Bonds	US$	1994	2024	215.9	-	4.00	(3)
Collateralized RSTA Bonds	US$	1994	2024	124.6	-	4.75	(3)
$100 million 7.75% Notes	US$	1997	2017	100.0	-	7.75
€600 million 6% Notes	EUR	2000	2010	710.1	-	6.00
€1 billion 5.5% Notes	EUR	2001	2011	1,183.5	-	5.50
€750 million 5.5% Notes	EUR	2002	2012	887.6	-	5.50
$1.4 billion 6.25% Notes	US$	2002	2012	1,400.0	-	6.25
£400 million 5.625% Notes	GBP	2002	2010	689.9	-	5.625
€3 billion 4.5% Notes	EUR	2003	2013	3,550.5	-	4.50
¥25 billion 0.84% Notes	JPY	2003	2010	213.0	-	0.84
$1 billion 5.25% Notes	US$	2003	2014	1,000.0	-	5.25
$400 million 6m Libor +0.325% Notes	US$	2003	2010	-	400.0	Floating
€1.5 billion 3.875% Notes	EUR	2004	2009	1,775.3	-	3.875
CHF400 million 2.125% Notes	CHF	2004	2009	304.0	-	2.125
¥6.8 billion 2.6475% Notes	JPY	2004	2034	57.9	-	2.6475
¥50 billion 1.02% Notes	JPY	2004	2009	426.1	-	1.02
¥16.8 billion 3.22% Notes	JPY	2004	2034	143.2	-	3.22
€5.25 billion 4.2% Notes	EUR	2005	2020	6,213.5	-	4.20
€500 million 4.45% Notes	EUR	2005	2035	591.8	-	4.45
CHF400 million 1.875% Notes	CHF	2005	2010	304.0	-	1.875
CHF1.5 billion 2.625% Notes	CHF	2005	2015	1,140.1	-	2.625
¥75 billion 1.0% Notes	JPY	2005	2012	639.1	-	1.00
€500 million 4.25% Notes	EUR	2005	2055	591.8	-	4.25
$81.81 million 3m Libor +0.115% Notes	US$	2005	2015	-	81.8	Floating
$1 billion 5.0% Notes	US$	2005	2015	1,000.0	-	5.00
$100 million 5.408% Notes	US$	2005	2035	100.0	-	5.408
¥50 billion 2.24% Notes	JPY	2005	2021	426.1	-	2.24
€3 billion 3.625% Notes	EUR	2006	2016	3,631.2	-	3.625
¥25 billion 2.06% Notes	JPY	2006	2016	212.1	-	2.06
¥60 billion 2.62% Notes	JPY	2006	2026	509.1	-	2.62
€1.5 billion 4.5% Notes	EUR	2007	2022	1,938.4	-	4.50
CHF 725 million 2.875% Notes	CHF	2007	2012	633.7	-	2.875
CHF1 billion 3.25% Notes	CHF	2007	2019	819.9	-	3.25
¥50 billion 2.81% Notes	JPY	2007	2037	451.4	-	2.81
CHF250 million 3.625% Notes	CHF	2008	2017	248.6	-	3.625
¥25 billion 3.3% Notes	JPY	2008	2038	231.2	-	3.30
€2 billion 5.625% Notes	EUR	2008	2018	3,100.2	-	5.625
€1 billion 5.875% Notes	EUR	2009	2014	1,284.5	-	5.875
World Bank World Bank	US$(4) US$	1992 1992	2009 2009	- -	0.71 1.8	Floating Floating
World Bank	US$(4)	1993	2010	-	0.8	Floating
World Bank	US$	1996	2013	-	1.4	Floating
World Bank	EUR	1996	2013	-	11.1	Floating
World Bank	US$	1997	2012	-	60	Floating
World Bank World Bank	EUR USD	1997 1997	2012 2012	- -	73.6 79.4	Floating Floating
World Bank	EUR	1999	2014	-	223.7	Floating
World Bank	EUR	2000	2015	-	93.7	Floating
World Bank	EUR	2000	2016	-	23.2	Floating

				Principal Amount
	Currency	Year of Issue	Year of Maturity	Fixed Rate		Floating Rate	Interest Rate(1)
				($ millions)
World Bank	EUR	2001	2011	-		150,1	Floating
World Bank	EUR	2004	2014	-		132.7	Floating
World Bank	EUR	2004	2014	-		212.8	Floating
World Bank	EUR	2004	2018	-		58.9	Floating
World Bank	EUR	2005	2018	-		121.3	Floating
World Bank	EUR	2006	2021	-		178.9	Floating
World Bank	EUR	2006	2020	-		40	Floating
World Bank	EUR	2007	2021	-		17.2	Floating
World Bank	EUR	2008	2038	-		1,331	Floating
European Investment Bank	US$	1993	2013	8.3	(5)	-	6.80	(6)
European Investment Bank	EUR	1994	2014	72.1	(5)	-	5.80	(6)
European Investment Bank	EUR	1996	2016	70.9	(5)	-	5.38	(6)
European Investment Bank	EUR	1998	2022	228.5	(5)	-	4.80	(6)
European Investment Bank	EUR	1998	2018	88.7	(5)	-	4.10	(6)
European Investment Bank	EUR	2000	2019	30.7	(5)	-	4.94	(6)
European Investment Bank	EUR	2000	2020	46.9	(5)	-	4.40	(6)
European Investment Bank	EUR	2001	2020	191.9	(5)	-	3.60	(6)
European Investment Bank	EUR	2001	2031	332.7	(5)	-	4.36	(6)
European Investment Bank	EUR	2002	2026	106.4	(5)	-	4.46	(6)
European Investment Bank	EUR	2003	2030	665.4	(5)	-	4.52	(6)
European Investment Bank	EUR	2004	2017	297.6	(5)	-	3.70	(6)
European Investment Bank	EUR	2004	2017	446.5	(5)	-	3.70	(6)
European Investment Bank	EUR	2005	2013	332.7	(5)	-	3.67	(6)
European Investment Bank	EUR	2006	2019	665.4	(5)	-	4.80	(6)
European Investment Bank	EUR	2006	2027	465.7	(5)	-	4.51	(6)
European Investment Bank	EUR	2007	2039	26.6	(5)	-	4.06	(6)
European Investment Bank	EUR	2007	2016	632.1	(5)	-	4.07	(6)
European Investment Bank	EUR	2008	2018	758.5	(5)	-	4.61	(6)
Council of Europe Development Bank	EUR	1999	2014	7.3		-	4.55
Council of Europe Development Bank	EUR	1999	2014	8.7		-	5.57
Council of Europe Development Bank	EUR	1999	2014	14.5		-	5.56
Council of Europe Development Bank	EUR	2000	2015	2.8		-	5.99
Council of Europe Development Bank	EUR	2000	2015	22.7		-	5.78
Council of Europe Development Bank	EUR	2000	2015	6.2		-	5.78
Council of Europe Development Bank	EUR	2001	2016	11.8		-	5.31
Council of Europe Development Bank	EUR	2001	2016	7.7		-	5.41
Council of Europe Development Bank	EUR	2002	2017	6.3		-	4.98
Council of Europe Development Bank	EUR	2002	2017	0.1		-	4.59
Council of Europe Development Bank	EUR	2001	2016	89.9		-	5.33
Council of Europe Development Bank	EUR	2001	2016	26.1		-	5.35
Council of Europe Development Bank	EUR	2002	2016	53.5		-	5.4425
Council of Europe Development Bank	EUR	2002	2017	14.5		-	5.2
Council of Europe Development Bank	EUR	2003	2018	-		33.3	Floating
Council of Europe Development Bank	EUR	2005	2020	-		10	Floating
Council of Europe Development Bank	EUR	2006	2021	23.3		-	4.29
Council of Europe Development Bank	EUR	2008	2033	-		1.3	Floating

Other loans
	JPY	1990	2015	70.6		-	2.90
	USD	2008	2023	58.0		-	6.903

TOTAL				37,390.4		3,188.6

In this table “EUR” means Euro, “US$” means United States dollar and “JPY” means Japanese yen.

(1)	The interest rate on floating rate external debt is reset periodically by reference to a number of different bases.
(2)	External debt payable to international finance institutions is generally payable in installments over the life of the loans; the remainder is repayable in a single installment at maturity.

(3)	Increasing in stages to 5.00% in 2015.
(4)	Originally denominated in the World Bank’s “currency pool” and in 1998 converted to U.S. dollars.
(5)	The exchange rate as at March 31, 2009.
(6)	The interest rate of the last tranche.

Source: Ministry of Finance

State Guarantees and Sureties

With a maturity at issuance of more than one year

As at March 31, 2009

	Maturities
	2009	2010	2011	2012	2013	2014
	(PLN millions)
Foreign guarantees	725.9	1,396.3	749.7	770.2	1569.8	1889.2
Domestic sureties and guarantees	2,914.4	1,017.5	4,274.7	438.2	0	0
TOTAL	3,640.3	2,413.8	5,024.4	1,208.4	1,569.8	1,889.2

Source: Ministry of Finance

ISSUER

The State Treasury of

the Republic of Poland

Ministry of Finance

ul. Swietokrzyska 12

00-916 Warsaw

Poland

FISCAL AGENT

Citibank N.A., London

5 Carmelite Street

London EC4Y 0PA

England

LEGAL ADVISERS

To the Republic of Poland as to United States law: White & Case LLP 5 Old Broad Street London EC2N 1DW England	To the Republic of Poland as to Polish law: White & Case W. Daniłowicz, W. Jurcewicz i Wspólnicy –Kancelaria Prawna Spółka Komandytowa Centrum Królewska ul. Marszałkowska 142 00-061 Warsaw Poland

LUXEMBOURG LISTING, PAYING AND TRANSFER AGENT

Dexia Banque Internationale à Luxembourg, société anonyme

69 route d’Esch

L-2953 Luxembourg

Luxembourg